  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 1996
                                                     REGISTRATION NO. 333-00200
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 5
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                              HOWMET CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     3324                    13-2838093
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
      JURISDICTION                INDUSTRIAL           IDENTIFICATION NUMBER)
   OF INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                              HOWMET CORPORATION
                              475 STEAMBOAT ROAD
                       GREENWICH, CONNECTICUT 06836-1960
                                (203) 661-4600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                  ROLAND PAUL
                              HOWMET CORPORATION
                              475 STEAMBOAT ROAD
                       GREENWICH, CONNECTICUT 06836-1960
                                (203) 625-8770
                    (NAME, ADDRESS, INCLUDING ZIP CODE, AND
         TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:
                               MARK STEGEMOELLER
                               LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                            CHICAGO, ILLINOIS 60606
                                (312) 876-7700

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                                  PROPOSED
                                                   PROPOSED       MAXIMUM
                                   AMOUNT TO       MAXIMUM       AGGREGATE      AMOUNT OF
    TITLE OF EACH CLASS OF             BE       OFFERING PRICE    OFFERING     REGISTRATION
  SECURITIES TO BE REGISTERED      REGISTERED      PER NOTE       PRICE(1)         FEE
- -------------------------------------------------------------------------------------------
10% Senior Subordinated Notes
 due 2003......................   $125,000,000       100%       $125,000,000     $43,750

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Estimated in accordance with Rule 457(a) solely for the purpose of calculating the registration fee.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE
REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               HOWMET CORPORATION

                             CROSS REFERENCE SHEET

               PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING
                  LOCATION IN PROSPECTUS OF ITEMS OF FORM S-4

A. INFORMATION ABOUT THE TRANSACTION

 1. Forepart of the Registration
    Statement and Outside Front      Facing Page of Registration Statement;
    Cover Page of Prospectus.......  Cross Reference Sheet; Outside Front Cover
                                     Page of Prospectus
 2. Inside Front and Outside Back
    Cover Pages of Prospectus......  Inside Front Cover Page of Prospectus;
                                     Outside Back Cover Page of Prospectus
 3. Risk Factors, Ratio of Earnings
    to Fixed Charges, and Other      Prospectus Summary; Risk Factors; Summary
    Information....................  Historical and Unaudited Pro Forma
                                     Financial and Other Data; Selected
                                     Historical and Pro Forma Financial Data
 4. Terms of the Transaction.......  The Exchange Offer; Description of Senior
                                     Subordinated Notes; Certain Federal Income
                                     Tax Considerations
 5. Pro Forma Financial              Summary Historical and Unaudited Pro Forma
    Information....................  Financial and Other Data; Unaudited Pro
                                     Forma Statement of Operations; Selected
                                     Historical and Pro Forma Financial Data
 6. Material Contracts with the
    Company Being Acquired.........  Not Applicable
 7. Additional Information Required
    for Reoffering by Persons and
    Parties Deemed to be
    Underwriters...................  Not Applicable
 8. Interests of Named Experts and   Not Applicable
    Counsel........................
 9. Disclosure of Commission
    Position on Indemnification for
    Securities Act Liabilities.....  Not Applicable

B. INFORMATION ABOUT THE REGISTRANT

10. Information with Respect to S-3
    Registrants....................  Not Applicable
11. Incorporation of Certain
    Information by Reference.......  Not Applicable
12. Information with Respect to S-2
    or S-3 Registrants.............  Not Applicable
13. Incorporation of Certain
    Information by Reference.......  Not Applicable
14. Information with Respect to
    Registrants Other Than S-3 or    Prospectus Summary; Unaudited Pro Forma
    S-2 Registrants................  Statement of Operations; The Acquisition;
                                     Selected Historical and Pro Forma Financial
                                     Data; Management's Discussion and Analysis
                                     of Financial Condition and Results of
                                     Operations; Business; The Acquisition;
                                     Description of Senior Subordinated Notes;
                                     Principal Stockholders; Financial
                                     Statements

C. INFORMATION ABOUT THE COMPANY TO BE ACQUIRED

15. Information with Respect to S-3  Not Applicable
    Companies......................
16. Information with Respect to S-2
    or S-3 Companies...............  Not Applicable
17. Information with Respect to
    Companies Other Than S-3 or S-2
    Companies......................  Not Applicable

D. VOTING AND MANAGEMENT INFORMATION

18. Information if Proxies,
    Consents or Authorizations Are
    To Be Solicited................  Not Applicable
19. Information if Proxies,
    Consents or Authorizations Are   Management; Certain Transactions; Principal
    Not to Be Solicited or in an     Stockholders
    Exchange Offer.................

PROSPECTUS
                               OFFER TO EXCHANGE
         10% SENIOR SUBORDINATED NOTES DUE 2003 (THE "EXCHANGE NOTES")
   FOR ALL OUTSTANDING 10% SENIOR SUBORDINATED NOTES DUE 2003 (THE "ORIGINAL
                                    NOTES")
                                      OF
                              HOWMET CORPORATION

 THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON AUGUST 12,
                          1996 UNLESS EXTENDED.
  Howmet Corporation, a Delaware corporation (the "Company" or "Howmet"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of its 10% Senior Subordinated Notes due 2003 (the "Exchange Notes"), which exchange has been registered under the Securities Act of 1933, as amended (the "Securities Act") pursuant to a registration statement of which this Prospectus is a part (the "Registration Statement"), for each $1,000 principal amount of its outstanding 10% Senior Subordinated Notes due 2003 (the "Original Notes"), of which $125.0 million in aggregate principal amount are outstanding as of the date hereof. The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the exchange will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and hence the Exchange Notes will not bear legends restricting the transfer thereof, and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original Notes under the Registration Rights Agreement (as defined herein), which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be entitled to the benefits of an indenture dated as of December 7, 1995 governing the Original Notes and the Exchange Notes (the "Indenture"). The Original Notes and the Exchange Notes are sometimes referred to herein collectively as the "Senior Subordinated Notes" or the "Notes." See "The Exchange Offer" and "Description of Senior Subordinated Notes."
  The Senior Subordinated Notes are general unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company and effectively subordinated to all outstanding Indebtedness of the Company's subsidiaries. At December 31, 1995, the Company had approximately $365.1 million of Senior Indebtedness and $2.5 million of subsidiary indebtedness outstanding. Upon consummation of the Acquisition, the Company had $109.3 million (minus standby letters of credit) of remaining borrowing availability under its revolving credit facility (subject to compliance with the Indenture) and the Indenture permits the Company to incur additional Senior Indebtedness subject to certain limitations. In addition, the Indenture permits the Senior Indebtedness to be secured. As of the date of this Prospectus, none of the Company's subsidiaries is a Subsidiary Guarantor (as defined) guaranteeing the Notes, nor is there a plan for or event contemplated which would cause any subsidiary to become a Subsidiary Guarantor guaranteeing the Notes following this Exchange Offer.
  The Exchange Notes will bear interest at the same rate and on the same terms as the Original Notes. Consequently, the Exchange Notes will bear interest at the rate of 10% per annum and the interest will be payable semi-annually on June 1 and December 1 of each year commencing on the first such date following their date of issuance. The Exchange Notes will bear interest from and including June 1, 1996. Holders whose Original Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Original Notes and must acknowledge that they are not affiliates of the Company to participate in this Exchange Offer. Broker-dealers who acquired the Original Notes from the Company are not eligible to use this prospectus for resale but must comply with the registration and prospectus delivery requirements of the Securities Act.
  The Exchange Notes may be redeemed at the option of the Company, in whole or in part, on or after December 1, 1999 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, through the date of redemption. The Company is a wholly owned subsidiary of Howmet Holdings Corporation ("Holdings"), which in turn is a wholly-owned subsidiary of Blade Acquisition Corp. ("Blade"). Thiokol Holding Company, a wholly-owned subsidiary of Thiokol Corporation (Thiokol Corporation, together with its subsidiaries, "Thiokol"), is the beneficial owner of 49% of the common stock of Blade. The Carlyle Group and its affiliates (collectively, "Carlyle") are the beneficial owners of 51% of the common stock of Blade. Thiokol has a three year option to acquire Carlyle's Blade equity beginning after December 13, 1998. See "Description of Capital Stock--Stockholders Agreement." Thiokol has publicly indicated that, subject to favorable Howmet financial and operating performance and favorable conditions in the financial markets, it expects to exercise its option to acquire Carlyle's interest in Blade and thereafter, to cause Howmet to redeem the Senior Subordinated Notes. If Thiokol acquires beneficial ownership of the Company, the Senior Subordinated Notes will be prepayable, at Thiokol's option, on or after December 1, 1997 and before December 1, 1999, at the Make-Whole Price (defined as the greater of (i) the sum of the principal amount of the Notes and the Make-Whole Amount (as defined), or (ii) the optional redemption price of the Notes on December 1,
1999). In addition, on or prior to December 1, 1998, the Company may, at its option, redeem up to $45.0 million of the aggregate principal amount of the Senior Subordinated Notes originally issued with the net cash proceeds received from one or more Public Equity Offerings (as defined) at the redemption prices set forth herein plus accrued interest to the date of redemption; provided that at least $80.0 million aggregate principal amount of Notes remains outstanding after any such redemption. In the event of a Change of Control (as defined in the Indenture), the Company will be obligated to offer to purchase all outstanding Senior Subordinated Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. There can be no assurance the Company will have the financial resources necessary to purchase the Notes upon a Change of Control. Thiokol's exercise of its option to acquire Blade will not constitute a Change of Control.
  SEE "RISK FACTORS" COMMENCING ON PAGE 15 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS WHICH HOLDERS OF ORIGINAL NOTES AND PROSPECTIVE PURCHASERS OF EXCHANGE NOTES SHOULD CONSIDER IN CONNECTION WITH THIS EXCHANGE OFFER.

  The Company will accept for exchange any and all validly tendered Notes not withdrawn prior to 5:00 p.m., New York City time, on August 12, 1996 unless extended by the Company, in its sole discretion (the "Expiration Date"). Tenders of Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer--Conditions." Notes may be tendered only in integral multiples of $1,000.
                                ---------------
 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------

               The date of this Prospectus is July 12, 1996

  Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to this Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, and had no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Original Notes wishing to accept the Exchange Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been met.

  Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has indicated its intention to make this Prospectus (as it may be amended or supplemented) available to any broker-dealer for use in connection with any such resale for a period of 180 days after the Expiration Date. See "Plan of Distribution." The Company believes that none of the registered holders of the Original Notes is an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company.

  Prior to this Exchange Offer, there has been no public market for the Senior Subordinated Notes. The Company does not intend to list the Senior Subordinated Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Senior Subordinated Notes will develop. To the extent that a market for the Senior Subordinated Notes does develop, the market value of the Senior Subordinated Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition and other conditions. Such conditions might cause the Senior Subordinated Notes, to the extent that they are actively traded, to trade at a significant discount from face value. See "Risk Factors--Lack of Public Market."

  The Company will not receive any proceeds from this Exchange Offer. The Company has agreed to bear the expenses of this Exchange Offer. No underwriter is being used in connection with this Exchange Offer.

  THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF ORIGINAL NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, NOR ANY EXCHANGE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

  UNTIL OCTOBER 10, 1996 (90 DAYS AFTER THE DATE OF THIS EXCHANGE OFFER), ALL DEALERS OFFERING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THIS EXCHANGE OFFER, MAY BE REQUIRED

TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS.

  The Exchange Notes will be available initially only in book-entry form. The Company expects that the Exchange Notes issued pursuant to this Exchange Offer will be issued in the form of one or more fully registered global notes which will be deposited with, or on behalf of, the Depositary (as defined) and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the global note or notes representing the Exchange Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. After the initial issuance of such global note, Exchange Notes in certificated form will be issued in exchange for the global note only as set forth in the Indenture. See "Description of Senior Subordinated Notes--Book Entry; Delivery and Form."

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-4 under the Securities Act with respect to the Exchange Notes offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to the Company and the Exchange Notes offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. As result of the Exchange Offer, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Registration Statement (and the exhibits and schedules thereto), as well as the periodic reports and other information filed by the Company with the Commission, may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois at the prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  Pursuant to the Indenture, the Company has agreed to furnish to the Trustee and to registered holders of the Senior Subordinated Notes, without cost to the Trustee or such registered holders, copies of all reports and other information that would be required to be filed by the Company with the Commission under the Exchange Act, whether or not the Company is then required to file reports with the Commission. As a result of the Exchange Offer, the Company will become subject to the periodic reporting and other informational requirements of the Exchange Act. The Company has agreed that, whether or not the Company is subject to filing requirements under Section 13 or 15(d) of the Exchange Act, and so long as any Senior Subordinated Notes remain outstanding, it will file with the Commission (but only if the Commission at such time is accepting such voluntary filings) and will send the Trustee copies of the financial information, documents, and reports that would have been required to be filed with the Commission pursuant to the Exchange Act. The Company will also furnish such other reports as it may determine or as may be required by law.

  The principal address of the Company is 475 Steamboat Road, Greenwich, Connecticut 06836-1960, telephone number (203) 661-4600.

                     ----------------     ----------------

  Management is not aware of any definitive information about growth rates or shares for the Company's markets. The market share estimates contained in this Prospectus have been developed by the Company and reflect the Company's current estimates. These estimates were based primarily on (1) information drawn from the collective expertise and industry knowledge held by Company employees, particularly with respect to the numbers of engines delivered by manufacturers and the aggregate value of cast components of those engines, (2) information obtained from the Company's customers with respect to the Company's share of their orders in the Company's product categories, (3) general and industry-specific periodicals, (4) industry forecasting group publications, (5) reports by professional financial analysts, and (6) public information published by the Company's competitors. The market for aerospace airfoils excludes the airfoils produced by two of the Company's customers for their own use. Global or worldwide market share estimates and references exclude former Soviet bloc countries and China.

                               ----------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    5
Risk Factors........................   16
The Exchange Offer..................   21
Use of Proceeds.....................   30
The Acquisition.....................   31
Capitalization......................   33
Unaudited Pro Forma Statement of
 Operations.........................   34
Selected Historical and Pro Forma
 Financial Data.....................   36
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   38

                                                                       PAGE
                                                                       ----
Business..............................................................  47
Management............................................................  60
Principal Stockholders................................................  67
Certain Transactions..................................................  68
Description of Capital Stock..........................................  68
Description of Senior Subordinated Notes..............................  70
Description of Senior Credit Facilities...............................  98
Description of Receivables Facility................................... 100
Certain Federal Income Tax Considerations............................. 102
Plan of Distribution.................................................. 103
Legal Matters......................................................... 103
Experts............................................................... 103
Index to Financial Statements and Financial Statement Schedule........ F-1

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this Prospectus. For purposes of this Prospectus, unless otherwise indicated or the context otherwise requires, references to the "Company" refer to Howmet Corporation ("Howmet") and its consolidated subsidiaries after giving effect to the Acquisition Transactions (as defined), including the Cercast Group ("Cercast"), and financial and statistical data are combined for Howmet and Cercast. Certain capitalized terms used in this summary are defined elsewhere herein. See "Additional Information" for the bases of statements relating to market share estimates and industry trends set forth in this Prospectus. See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Senior Subordinated Notes.

                                  THE COMPANY

  Management believes that Howmet, founded in 1926, is the largest manufacturer in the world of investment cast turbine engine components for the jet aircraft and industrial gas power generation markets. The Company uses investment casting techniques to produce high-performance and high-reliability superalloy and titanium components to the exacting specifications of the major turbine engine manufacturers. In 1995, the Company generated revenues of $945.5 million and pro forma operating income, net loss and Adjusted EBITDA (as defined) of $31.3 million, $(19.1 million) and $86.3 million, respectively, and cash flows from (used in) operating, investing and financing activities, after eliminating the effects of advances and payment of dividends to Pechiney Corporation of $22.5 million, $(784.0 million) and $742.4 million, respectively. For the three months ended March 31, 1996, the Company generated revenues of $261.4 million, and operating income, net income and Adjusted EBITDA (as defined) of $20.7 million, $2.3 million and $35.3 million, respectively, and cash flows from (used in) operating, investing and financing activities of $33.3 million, $(8.3) million and $(17.4) million, respectively. For the three months ended April 2, 1995, revenues amounted to $235.9 million. Operating income, net income and Adjusted EBITDA (as defined) were $17.0 million, $9.4 million and $27.7 million, respectively, and cash flows from (used in) operating, investing and financing activities (excluding the effects of advances and dividends to Pechiney Corporation) were $(12.8) million, $(7.4) million and $0.7 million, respectively. EBITDA is the sum of (i) income before cumulative effect of change in accounting, (ii) provision for income taxes, (iii) depreciation and amortization expense, (iv) goodwill write-offs and (v) interest income (expense), net. Adjusted EBITDA includes EBITDA and (x) a restructuring credit of $1.6 million in 1995, (y) LIFO inventory valuation adjustments of $4.4 million in 1995, $0.0 and $1.2 million, respectively, for the periods ended April 2, 1995 and March 31, 1996, respectively, and (z) a $4.8 million accrual in 1995 for workers' compensation claims incurred but not reported.

  Howmet's major customers are the world's largest jet aircraft engine manufacturers, including General Electric Aircraft Engines and Pratt & Whitney Aircraft, and the largest industrial gas turbine ("IGT") engine manufacturers, including General Electric Power Systems, European Gas Turbine, Asea Brown Boveri AG, Siemens AG and Westinghouse. The Company is a leader in technological advancement and refinements of components for new and existing turbine engines. Through its Cercast subsidiaries, the Company is also the world's largest producer of aluminum investment castings. The Company operates in four major business areas described below:

  Aerospace Castings. Management believes that the Company is the world's largest manufacturer of turbine airfoils (both moving blades and stationary vanes) used in the hot gas path of an aircraft turbine engine, the area of the engine with the most severe operating conditions where performance and reliability are critical. Howmet estimates that it has an approximate 60% market share for aerospace turbine airfoils. The Company manufactures airfoils for every major jet aircraft turbine engine program currently in production or under development by its major customers. The aerospace castings market is strongly influenced by both the level of new aircraft construction and demand for commercial air travel. Although the cyclical downturn in the airline industry that began in the early 1990s adversely impacted revenues in this business area, the commercial aerospace market has shown signs of recovery during the past few years. For example, industry publications indicate a recovery in world airline operating performance from an approximate $1.0 billion operating deficit in 1992 to an approximate $1.9 billion operating profit in 1993, and in 1994, the leading nine publicly traded airlines reported aggregate operating profits of $1.4 billion. In addition, Boeing has publicly announced that it has increased its production rates to meet increasing demand for aircraft. The Company's 1995 net income was favorably affected by these upward trends. Approximately half of Howmet's airfoil sales are for use in new engines and half are used in the airfoil replacement market. In addition to airfoils, the Company also produces large structural cast components and integral castings (multiple components in a single circular casting) for engine and airframe manufacturers. During 1995, the Company had aerospace castings revenues of approximately $498.5 million, or approximately 53% of total Company revenues.

  Industrial Gas Turbine Castings. Management believes that Howmet is the largest producer in the world of airfoils for land-based gas turbine engines. These engines are primarily used in utility power generation, as well as in mechanical drive applications for oil and gas processing and off-shore drilling. Growth in demand for efficient, lower cost electrical generation facilities with shorter construction lead times has resulted in expansion of demand for IGT engines, which management believes account for approximately 25% of new electric utility engines ordered worldwide. Airfoil products manufactured by the Company for the IGT market have performance and reliability requirements similar to those produced for the aerospace market, but generally are significantly larger in size. Howmet estimates that it produces approximately 70% of all IGT investment cast components sold in the world today. Management believes that the Company is currently the only manufacturer in production of technologically advanced directionally solidified ("DS") and single crystal ("SC") airfoils now required for the most advanced, higher efficiency IGT engines. During 1995, the Company had IGT casting revenues of approximately $300.6 million, or approximately 32% of total Company revenues.

  Aluminum Castings. Management believes that the Company, through Cercast, is the largest producer of aluminum investment castings for the defense electronics and commercial aerospace industries. Cast aluminum components, such as doors, pump housings and gear and electronic boxes, are produced for use in missiles, helicopters and military and commercial aircraft. During 1995, Cercast had revenues of $72.0 million, or approximately 7% of total Company revenues.

  In addition to its castings businesses, Howmet refurbishes precision turbine engine components for a wide range of jet aircraft end-users such as airlines, other aircraft operators and engine overhaulers. Aircraft engine overhaul and maintenance operations are required at regular intervals and normally use a combination of new engine components and worn or damaged components that are refurbished. Separately, the Company provides various products and services to third parties, including machining, component coating, and specialty alloys. During 1995, component repair and other businesses had revenues of approximately $74.4 million, or approximately 8% of total Company revenues. Howmet has initiated a process that may result in the sale of its refurbishment business, although no agreement has been reached. If the refurbishment business is sold, proceeds will be used to reduce indebtedness or invest in available opportunities in Howmet's remaining businesses. The Company will retain its Thermatech coating operations in any disposition of its refurbishment business.

                                    STRATEGY

  In 1992, Howmet began an extensive strategic review to address significant weakness in the aerospace industry and increased competitiveness in its core markets. Based on this review, the Company undertook a significant restructuring program to increase cost competitiveness, improve productivity and product quality, and reduce manufacturing cycle and delivery times. The restructuring program involved several corporate initiatives which included introducing synchronous manufacturing techniques, numerous process improvements, delayering of the management structure, and closer cooperation with key customers. The Company has made significant progress in achieving its goals. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's ongoing business strategy is to (i) enhance its worldwide market leadership position, (ii) lead the market in producing technologically complex, value added investment castings, (iii) provide its customers with the highest possible product quality and customer service, (iv) emphasize new applications for investment castings which replace components that would otherwise be forged, fabricated or assembled and (v) continue its cost reduction and productivity improvement programs. Management believes that, as a result of the Company's cost rationalization and quality improvement program and continuing business strategy, the Company is well positioned to capitalize on any improvements in the commercial aerospace industry and any additional growth in its IGT and other markets.

                                THE ACQUISITION

  Blade Acquisition Corp. ("Blade") was created in October 1995 by The Carlyle Group (collectively with its affiliates (as defined in Rule 405 under the Securities Act), "Carlyle") and Thiokol Corporation (together with its subsidiaries, "Thiokol"; Thiokol, together with Carlyle, the "Investors") to acquire Pechiney Corporation, the parent corporation of Howmet, from Pechiney International, S.A. ("Pechiney International") and the Cercast group of companies from Howmet Cercast S.A., a subsidiary of Pechiney International. Carlyle and Thiokol Holding Company, a wholly-owned subsidiary of Thiokol Corporation, own 51% and 49%, respectively, of Blade's common stock. The Carlyle Group is a Washington D.C.-based private merchant bank founded in 1987. Since its inception, Carlyle has made equity investments in more than 25 companies, many of which are focused in the aerospace and defense industries. Thiokol, a New York Stock Exchange-listed company, is a leader in the development and production of high-technology solid rocket motors for aerospace, defense, and commercial applications and is a major manufacturer of precision fastening systems for aerospace and industrial markets worldwide. Strategically, Thiokol desires to continue to expand its commercial and industrial businesses and views its investment in Howmet as a key strategic opportunity to achieve this goal. As part of the agreement between Carlyle and Thiokol, Thiokol will have the option to purchase Carlyle's interest in the Company after three years. See "Description of Capital Stock--Stockholders Agreement." Thiokol has publicly indicated that, subject to favorable Howmet financial and operating performance and favorable conditions in the financial markets, it expects to exercise its option to acquire Carlyle's interest in Blade and thereafter, to cause Howmet to redeem the Senior Subordinated Notes. Neither Carlyle nor Thiokol has any obligation with respect to the Senior Subordinated Notes.

  The Acquisition was completed on December 13, 1995 for a total purchase price, including transaction fees and expenses, of approximately $776.6 million (net of certain adjustments for assumed capitalized lease and other obligations of $2.9 million). The Acquisition is being accounted for as a purchase. The Stock Purchase Agreement provides for an adjustment to the purchase price based on the change in net working capital from June 30, 1995 to December 13, 1995. In June 1996, this adjustment was agreed upon in the amount of $3.6 million, payable to the Company. Financing for the Acquisition included (i) borrowings of $300.0 million under a senior term loan facility (the "Senior Term Facility"), (ii) the sale of $125.0 million aggregate principal amount of the Senior Subordinated Notes, (iii) $51.4 million of proceeds from a special purpose receivables facility (the "Receivables Facility"), (iv) $15.2 million in borrowings under a $125.0 million (minus standby letters of credit) revolving credit facility ("Revolving Credit Facility" and, together with the Senior Term Facility, the "Senior Credit Facilities"), (v) $10.0 million of Canadian borrowings (the "Canadian Borrowings"), and (vi) a $250.0 million cash equity investment from the proceeds of the issuance of $200.0 million of Blade common stock to the Investors and $50.0 million of Blade pay-in-kind preferred stock to Thiokol. The Acquisition financing also included a $25.0 million pay-in-kind junior subordinated purchaser note ("PIK Note") issued to Pechiney International by Howmet Holdings Acquisition Corporation ("HHAC"), a wholly owned subsidiary of Blade, which is reflected as equity of the Company because, even though the amount of the PIK Note is part of the purchase price paid for Howmet, it is not a liability of Howmet and the holder of the PIK Note has no recourse to Howmet or its assets; therefore, the PIK Note does not reduce Howmet's net assets that resulted from the Acquisition. The Acquisition was effected through a series of transactions, including the purchase of Pechiney Corporation by HHAC, the purchase of the capital stock of certain Cercast companies by Howmet Acquisition Corp. ("HAC"), a wholly owned subsidiary of HHAC, and the mergers (the "Mergers") of HHAC with and into Pechiney Corporation and of HAC with and into the Company (the "Acquisition Transactions"). After the Mergers, Pechiney Corporation's name was changed to Howmet Holdings Corporation ("Holdings"). The only subsidiary of Holdings other than the Company is Howmet Insurance Co., Inc. The sources and uses of funds relating to the Acquisition are set forth in the following table (dollars in millions):

SOURCES OF FUNDS (BEFORE FEES AND
EXPENSES)
- ---------------------------------
Revolving Credit Borrowings......  $ 15.2
Senior Term Facility.............   300.0
Canadian Borrowings..............    10.0
Receivables Facility.............    51.4
Senior Subordinated Notes........   125.0
Equity Investment................   250.0
                                   ------
  Total Cash Sources.............  $751.6
HHAC Purchaser Note..............    25.0
                                   ------
  Total Sources..................  $776.6
                                   ======

USES OF FUNDS
- -------------
Acquisition Purchase Price.......................................... $746.6
Fees and Expenses...................................................   30.0
                                                                     ------
  Total Uses........................................................ $776.6
                                                                     ======

  The original Senior Subordinated Notes were issued by HAC, and the Senior Credit Facilities were entered into by HAC. The Company assumed such obligations through the merger of HAC with and into the Company. However, the Revolving Credit Facility permits amounts in excess of $100.0 million to be borrowed only if such amounts could otherwise be borrowed under the limitations on indebtedness in the Indenture. See "Description of Senior Credit Facilities."

                               THE EXCHANGE OFFER

The Exchange Offer..........  The Company is offering to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal amount of Original Notes that are properly tendered and accepted. The Company will issue Exchange Notes on or promptly after the Expiration Date. There is $125.0 million aggregate principal amount of Original Notes outstanding. See "The Exchange Offer."

                              Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to this Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate (as defined in Rule 405 under the Securities Act) of the Company), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, and had no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes, where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

Registration Rights           The Original Notes were sold by the Company on
Agreement...................  December 7, 1995 to the Initial Purchasers
                              pursuant to a Purchase Agreement dated November
                              22, 1995 by and among the Company and the Initial
                              Purchasers (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Company and the Initial Purchasers entered into a Registration
                              Rights Agreement dated as of December 7, 1995
                              (the "Registration Rights Agreement") which grants the holders of the Original Notes certain exchange and registration rights. See "The
                              Exchange Offer--Termination of Certain Rights."
                              This Exchange Offer is intended to satisfy such rights, which terminate upon the consummation of the Exchange Offer. The holders of the Exchange
                              Notes are not entitled to any exchange or registration rights with respect to the Exchange
                              Notes.

Expiration Date.............
                              The Exchange Offer will expire at 5:00 p.m., New York City time, on August 12, 1996, unless the Exchange Offer is extended by the Company in its sole discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

Accrued Interest on the
Exchange Notes and Original
Notes.......................
                              The Exchange Notes will bear interest from and including June 1, 1996. Holders whose Original Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Original Notes.

Conditions to the Exchange    The Exchange Offer is subject to certain
Offer.......................  customary conditions, which may be waived by the
                              Company. See "The Exchange Offer--Conditions."
                              The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original
                              Notes being tendered for exchange.

Procedures for Tendering      Each holder of Original Notes wishing to accept
Notes.......................  the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Original Notes and any other required documentation to Marine
                              Midland Bank, as Exchange Agent, at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by the holder of the Original Notes in connection with the Exchange Offer are being acquired by the holder in the ordinary course of business of the holder,
                              (ii) the holder has no arrangement or
                              understanding with any person to participate in the distribution of Exchange Notes, (iii) the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange
                              Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in no-action letters (See "The Exchange
                              Offer--Resale of Exchange Notes") (iv) the holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Original Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission, and (v) the holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, the holder is required to acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange
                              Notes; however, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See
                              "The Exchange Offer--Procedures for Tendering."

Special Procedures for
Beneficial Owners...........
                              Any beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Original Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "The Exchange Offer--Procedures for Tendering." If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such owner's name or obtain a properly completed assignment from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

Guaranteed Delivery           Holders of Original Notes who wish to tender
Procedures..................  their Original Notes and whose Original Notes are not immediately available or who cannot deliver their Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to Marine Midland Bank, as Exchange
                              Agent, prior to the Expiration Date, must tender their Original Notes according to the guaranteed delivery procedures set forth in "The
                              Exchange Offer--Guaranteed Delivery Procedures."

Acceptance of the Original
Notes and Delivery of the
Exchange Notes..............
                              Subject to the satisfaction or waiver of the conditions to the Exchange Offer, the Company will accept for exchange any and all Original Notes which are properly tendered in the Exchange Offer prior to the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

Withdrawal Rights...........  Tenders of Original Notes may be withdrawn at any time prior to the Expiration Date. See "The
                              Exchange Offer--Withdrawal of Tenders."

Certain Federal Income Tax
Considerations..............
                              For a discussion of certain federal income tax considerations relating to the exchange of the Exchange Notes for the Original Notes, see "Certain Federal Income Tax Considerations."

Exchange Agent..............  Marine Midland Bank is serving as the exchange agent (the "Exchange Agent") in connection with the Exchange Offer.

                                   THE NOTES

The Exchange Notes..........  The Exchange Offer applies to $125.0 million aggregate principal amount of the Original Notes. The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the exchange will have been registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting their transfer pursuant to the Securities Act, and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original Notes under the Registration Rights Agreement, which rights will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture. See "Description of Senior Subordinated Notes" for further information and for definitions of certain capitalized terms used below.

Maturity....................  December 1, 2003.

Interest....................  The Exchange Notes will bear interest at the rate of 10% per annum, payable semiannually on June 1 and December 1, commencing June 1, 1996.

Optional Redemption.........  The Exchange Notes may be redeemed at the option of the Company, in whole or in part, on or after December 1, 1999, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, through the redemption date. Thiokol currently owns 49% of the Common Stock of Blade, which indirectly owns the entire equity interest in the Company, and has an option to acquire the interests in Blade which it does not own, beginning December 13, 1998. If Thiokol acquires the Company (including upon exercise of an option to acquire Carlyle's interest in Blade), whether directly or indirectly

                              (excluding up to 10% ownership of the common stock of the Company or of a holding company which directly or indirectly owns the entire equity interest in the Company), the Senior Subordinated Notes will be prepayable, at Thiokol's option, on or after December 1, 1997 and before December 1, 1999, at the Make-Whole Price (as defined herein). Thiokol has publicly indicated that, subject to favorable Howmet financial and operating performance and favorable conditions in the financial markets, it expects to exercise its option to acquire Carlyle's interest in Blade and thereafter, to cause Howmet to redeem the Senior Subordinated Notes. In addition, on or prior to December 1, 1998, the Company may, at its option, redeem up to $45.0 million of the aggregate principal amount of the Senior Subordinated Notes originally issued with the net cash proceeds received from one or more Public Equity Offerings (as defined) at the redemption prices set forth herein plus accrued interest to the date of redemption; provided that at least $80.0 million aggregate principal amount of Notes remains outstanding after any such redemption. Any prepayment summarized above would require the consent of the Company's lenders under the Credit Agreement.

Change of Control...........  A "Change of Control" includes the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any person or group; (ii) the approval of any plan or proposal for the liquidation or dissolution of the Company; or (iii) the acquisition in one or more transactions, of beneficial ownership by (x) any person or entity (other than any Permitted Holder) or (y) any group of persons or entities (excluding any Permitted Holders, as defined), in either case, of any securities of the Company such that, as a result of such acquisition, such person, entity or group either (A) beneficially owns at least 35% of the Company's then outstanding voting securities entitled to vote on a regular basis for the Board of Directors of the Company (but only to the extent that (x) such beneficial ownership is not shared with any Permitted Holder who has the power to direct the vote thereof and
                              (y) Permitted Holders beneficially own less than a majority of such voting securities), or (B) otherwise has the ability to elect, directly or indirectly, a majority of the members of the Company's Board of Directors. In the event of a Change of Control, the Company will be obligated to offer to purchase all outstanding Senior Subordinated Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. Thiokol is a "Permitted Holder" and therefore Thiokol's exercise of its option to acquire the remaining common stock of Blade will not constitute a Change of Control under the Indenture. Payments upon a Change of Control are limited by requirements that payments or offers thereof be made, or consents obtained, under the Company's Credit Agreement; however, failure to make payments when required by the Indenture would constitute an Event of Default.

Ranking.....................  The Exchange Notes will be general unsecured obligations of the Company and will be
                              subordinated in right of payment to all existing and future Senior Indebtedness (as defined) and are effectively subordinated to the existing and future indebtedness of all of the Company's subsidiaries. At December 31, 1995, the Company had approximately $365.1 million of Senior Indebtedness and $2.5 million of subsidiary indebtedness outstanding.

Covenants...................  The Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional Indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase Equity Interests or subordinated Indebtedness, create certain Liens, enter into certain transactions with Affiliates, sell assets of the Company or its subsidiaries, issue or sell Equity Interests of the Company's subsidiaries or enter into certain mergers and consolidations. In addition, under certain circumstances, the Company will be required to offer to purchase Senior Subordinated Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, with the proceeds of certain Asset Sales. See "Description of Senior Subordinated Notes." Under the Indenture, subject to limited exceptions, the Company and its Restricted Subsidiaries (as defined) may not incur additional indebtedness unless the Company maintains a 2.0 to 1.0 Operating Coverage Ratio (as defined). Except for this provision and the Change of Control provisions summarized above (neither of which may be waived by the Company), the Indenture contains no provisions which may afford holders of the Notes specific protection in the event of a highly leveraged transaction involving the Company.

      SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL AND OTHER DATA

  The following table sets forth summary historical combined financial data of Howmet and Cercast for each of the two years in the period ended December 31, 1994, which have been derived from the Predecessor Company Combined Financial Statements audited by Price Waterhouse LLP, independent accountants. The summary financial data as of December 31, 1995 and for the periods from January 1, 1995 to December 13, 1995 and December 14, 1995 to December 31, 1995 have been derived from the Predecessor Company Combined and the Successor Company Consolidated Financial Statements audited by Ernst & Young LLP, independent auditors. The summary financial data as of March 31, 1996 and for the thirteen weeks ended April 2, 1995 and March 31, 1996 have been derived from unaudited interim financial statements which, in the opinion of management, reflect all material adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.The unaudited pro forma financial data set forth below are not necessarily indicative of the results that may be achieved in the future. The following financial data should be read in conjunction with the "Unaudited Pro Forma Statement of Operations" and the notes thereto (which include a description of the pro forma adjustments), "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements of the Company, together with the related notes thereto, included elsewhere in this Prospectus (excluding the number of employees specified under "Other Data"). The combined operations of Howmet and Cercast prior to the consummation of the Acquisition Transactions are referred to as the "Predecessor Company Combined" and Howmet and its subsidiaries after the consummation of the Acquisition Transactions are referred to as the "Successor Company Consolidated."

                                                                                    PREDECESSOR  SUCCESSOR
                             PREDECESSOR COMPANY            SUCCESSOR COMPANY         COMPANY     COMPANY
                                   COMBINED                    CONSOLIDATED          COMBINED   CONSOLIDATED
                          ---------------------------- ---------------------------- ----------- ------------
                           YEAR ENDED     PERIOD FROM  PERIOD FROM    (UNAUDITED)     (UNAUDITED) THIRTEEN
                          DECEMBER 31,     JANUARY 1,  DECEMBER 14,   YEAR ENDED          WEEKS ENDED
                          --------------    1995 TO      1995 TO     DECEMBER 31,   ------------------------
                                          DECEMBER 13, DECEMBER 31,      1995        APRIL 2,    MARCH 31,
                           1993    1994     1995(A)      1995(A)    PRO FORMA(A)(B)    1995         1996
                          ------  ------  ------------ ------------ --------------- ----------- ------------
                                                       (DOLLARS IN MILLIONS)
STATEMENTS OF OPERATIONS
 DATA:
 Net sales..............  $832.7  $858.3     $894.1      $   51.4       $945.5        $235.9      $  261.4
 Gross profit...........   229.3   211.0      212.7          13.4        226.1          57.5          71.5
 Selling, general and
  administrative........   104.5    90.9      105.0           4.6        111.5          26.3          29.5
 Depreciation and
  amortization..........    31.0    33.1       32.6           2.8         58.5           8.3          15.1
 Research and
  development...........    23.3    19.2       25.0           1.4         26.4           5.9           6.2
 Restructuring charges
  (credit)..............     --      2.5       (1.6)          --          (1.6)          --            --
 Goodwill write-off.....     --     47.4        --            --           --            --            --
                          ------  ------     ------      --------       ------        ------      --------
 Operating Income.......    70.5    17.9       51.7           4.6         31.3          17.0          20.7
 Interest income--
  affiliates............     5.3     9.4        8.6           --           --            3.5           --
 Interest income--third
  parties...............     0.8     0.6        1.3           --           --            --            0.3
 Interest expense--
  affiliates............    (0.9)   (0.8)      (2.1)          --           --           (0.3)          --
 Interest expense--third
  parties...............    (4.8)   (4.0)      (3.7)         (2.9)       (45.2)         (0.8)        (11.4)
 Other--net.............    (0.1)   (0.1)      (5.8)         (1.0)       (11.1)         (1.2)         (2.0)
 Provision (credit) for
  income taxes..........    27.8    46.0       23.7           0.5         (5.9)          8.8           5.3
                          ------  ------     ------      --------       ------        ------      --------
 Income (loss) before
  cumulative effect of
  change in accounting..  $ 43.0  $(23.0)    $ 26.3      $    0.2       $(19.1)       $  9.4      $    2.3
                          ======  ======     ======      ========       ======        ======      ========
BALANCE SHEET DATA (END
 OF PERIOD)(C):
 Total assets.......................................     $1,099.5       $  --         $  --       $1,096.3
 Total debt.........................................        463.5          --            --          446.7
 Working capital (deficit)..........................          0.9          --            --           (0.7)
 Stockholders' equity...............................        276.3          --            --          275.7
OTHER DATA:
 Adjusted EBITDA(d).....    85.4   105.2       91.1           6.5         86.3          27.7          35.3
 Capital expenditures...    33.1    38.0       41.2           1.6          --            6.8           5.2
 Number of employees
  (end of period).......   8,990   8,702        --          9,577          --          8,897         9,821
 Ratio of earnings to
  fixed charges(e)......    10.4x    4.4x       7.7x          1.2x         (e)          11.9x          1.7x
 Ratio of Adjusted
  EBITDA to interest
  expense(d)............     --      --        15.7x          2.2x         1.9x         23.6x          3.1x
 Net cash provided by
  (used in) operating
  activities............    95.4    91.4       35.2         (12.7)        22.5         (12.8)         33.3
 Net cash (used in)
  provided by investing
  activities(c).........   (31.7)  (33.4)     (43.8)       (740.2)      (784.0)         (7.4)         (8.3)
 Net cash (used in)
  provided by financing
  activities(c).........    (8.5)    4.5      (20.0)        762.4        742.4           0.7         (17.4)

- -------
(a) Includes the results of operations of Turbine Components Corporation ("TCC"), acquired in April 1995.

(b) The unaudited pro forma financial data for the year ended December 31, 1995 gives effect to the Acquisition Transactions and the combination of Howmet and Cercast as if such transactions had occurred on January 1, 1995 with respect to the pro forma operating and other data. See "The Acquisition" and "Unaudited Pro Forma Statement of Operations."
(c) Excludes the effects of advances to Pechiney Corporation and dividends to Pechiney Corporation, as set forth below:

                                                  YEAR ENDED
                                                   DECEMBER      PERIOD FROM
                                                      31,      JANUARY 1, 1995
                                                  -----------        TO
                                                  1993  1994  DECEMBER 13, 1995
                                                  ----- ----- -----------------
                                                      (DOLLARS IN MILLIONS)
   CASH FLOW DATA:
    Increase (decrease) in advances to Pechiney
     Corporation................................. $43.0 $34.9      $(237.4)
    Payment of dividends.........................  11.5  28.6        200.0

(d) EBITDA is the sum of (i) income before cumulative effect of change in accounting, (ii) provision for income taxes, (iii) depreciation and amortization expense, (iv) a goodwill write-off of $47.4 million in 1994, and (v) interest income (expense), net. Adjusted EBITDA is defined as the sum of EBITDA and (x) restructuring expense of $2.5 million in 1994, and a restructuring credit of $1.6 million, actual and pro forma, in 1995, (y) LIFO inventory valuation adjustments of $(15.9), $4.0, $4.4 and $4.4 million in 1993, 1994, 1995, actual and pro forma, respectively, and (z) a $4.8 million accrual in 1995 for workers' compensation claims incurred but not reported. Adjusted EBITDA is similar to Consolidated EBITDA, as defined in the Indenture, which is used in connection with certain covenants that limit the ability of the Company to incur additional indebtedness, make restricted payments and effect certain mergers and other transactions. The ratio of Adjusted EBITDA to interest expense is calculated by dividing Adjusted EBITDA by interest expense, and the ratio is similar to the Operating Coverage Ratio in the Indenture that limits the Company's ability to incur debt. Neither EBITDA, Adjusted EBITDA nor the ratio of Adjusted EBITDA to interest expense should be considered as alternative measures of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles) or ratios of earnings to fixed charges, but are presented because management understands that some investors consider such additional information in evaluating an issuer's ability to service debt. See "Description of Senior Subordinated Notes."
(e) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income (loss) before income taxes and cumulative effect of change in accounting plus fixed charges. "Fixed charges" consist of interest expense, amortization of deferred financing costs and the portion of rental expense deemed representative of the interest factor. Pro forma for the Acquisition Transactions, earnings, as so defined, would have been inadequate to cover fixed charges, as so defined, for the year ended December 31, 1995 by $25.0 million.

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors, together with the other information contained in this Prospectus, in connection with an investment in the Senior Subordinated Notes.

LIMITATIONS AND RISKS DUE TO SUBSTANTIAL LEVERAGE AND DEBT SERVICE

  The Company incurred significant indebtedness in connection with the Acquisition (as defined). See "The Acquisition." At December 31, 1995, the Company's consolidated total indebtedness and total stockholders' equity was $492.6 million and $276.3 million, respectively. The Company's indebtedness under the Senior Credit Facilities is secured by guarantees of the Company's domestic subsidiaries and by Blade and Holdings, and the stock of Holdings and the Company is pledged to secure the Blade and Holdings guarantees, respectively. See "Description of Senior Credit Facilities." Pro forma for the Acquisition, the Company's earnings for the year ended December 31, 1995 would have been inadequate to cover fixed charges by $25.0 million. See "Unaudited Pro Forma Statement of Operations." In addition, upon consummation of the Acquisition, the Company entered into the Receivables Facility pursuant to which the Company sold certain accounts receivable to a special purpose trust for aggregate cash proceeds of $51.4 million. See "Description of the Receivables Facility." The Company intends to continue such sales of eligible accounts receivable in the future. The Indenture does not contain significant restrictions on the Company's ability to sell its accounts receivable pursuant to any such facility or with respect to the use of proceeds thereof. The Company's ability to make any scheduled payments of the principal of, or interest on, or to refinance, its indebtedness (including the Notes) depends on its future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond its control, and there can be no assurance that such payments will be made. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures, the Company may be required to refinance all or a portion of its existing debt, including the Notes, to sell assets or to obtain additional financing. There can be no assurance that any such refinancing or refinancing of the Senior Credit Facilities at maturity would be possible, on reasonable terms if at all, or that any such sales of assets or additional financing could be achieved.

  The Company's high level of debt will have several important effects on its future operations, including the following: (a) the Company will have significant cash requirements to service debt, reducing funds available for operations, for capital expenditures and research and development (which are important factors in the Company's technological leadership role), and for acquisitions and future business opportunities, thus possibly increasing the Company's vulnerability to adverse general economic and industry conditions which could be exacerbated by the cyclical nature of certain of the Company's businesses (see "Effects of Aerospace Industry Economic Conditions and Cyclicality," below) and greater capital resources of its principal competitor after giving effect to the Acquisition (see "Business--Competition"); and (b) the financial covenants and other restrictions contained in the Senior Credit Facilities and other agreements relating to the Company's Senior Indebtedness and in the Indenture will require the Company to meet certain financial tests and will restrict its ability to borrow additional funds, to dispose of assets or to pay cash dividends.

EFFECTS OF AEROSPACE INDUSTRY ECONOMIC CONDITIONS AND CYCLICALITY

  The commercial aerospace industry is a cyclical business, and the demand by commercial airlines for new aircraft historically has been highly related to the stability and health of the United States and world economies. Aircraft delivery trends vary in direct relation to the general economic cycle, with an approximate two year lag. Aircraft are delivered when completed, regardless of economic conditions at that time, because substantial deposits are required at the time of the orders. Although the United States economy entered a period of slow growth and recession in 1989 and 1990, the aerospace industry made record deliveries of large commercial aircraft during these years. In fact, aircraft deliveries continued to increase through 1991 even though the world airline industry reported record operating losses in the early 1990s.

  The large number of aircraft delivered in the early 1990s and the industry's widespread losses created excess capacity in the air carrier system, evidenced by a substantial number of inactive new and used aircraft. Operating losses and excess capacity, combined with the high cost of new aircraft, placed economic stress on the airlines and aircraft leasing companies. During this period, airlines and leasing companies deferred existing new aircraft orders and, to a lesser degree, canceled orders. These deferrals and cancellations had a negative impact on the volume and price of orders placed with the manufacturers of commercial aircraft components, including the Company. Although the United States airline industry as a whole has reported a return to profitability in 1994 and 1995 and excess capacity has been reduced, there can be no assurance that the improved operating performance of the commercial airlines will continue or that deliveries of engines for large commercial aircraft will not decline in the future. Any developments in the commercial aerospace market resulting in a reduction in the rate of aircraft engine deliveries in the future, including future cancellations and deferrals of scheduled deliveries, could materially adversely affect the Company's financial condition and results of operations.

REDUCED GOVERNMENT SALES

  Military and defense contractor sales comprised approximately 16% of the Company's 1995 sales. United States defense spending in markets served by the Company has been declining since the 1980s, and continued reductions in defense budgets or military aircraft procurement could adversely affect the Company's financial condition and results of operations.

CONCENTRATED CUSTOMER BASE; COMPETITION

  A substantial portion of the Company's business is conducted with a relatively small number of large aerospace and industrial gas turbine customers, including General Electric Aircraft Engines ("GEAE"), General Electric Power Systems ("GEPS") and Pratt & Whitney Aircraft ("PWA"). GEAE and GEPS accounted for approximately 21% of 1995 net sales, with GEPS accounting for 10% of 1995 net sales. PWA and its Canadian affiliate accounted for approximately 15% of the Company's 1995 net sales. The current three year contract with PWA is scheduled to expire in 1997 consistent with industry practice regarding contract lifecycles. The Company's top ten customers accounted in the aggregate for approximately 65% of 1995 net sales. Approximately half of Howmet's business is based on multi-year contracts with its customers, usually for a three-year period, that generally give the Company the right and obligation to fill a specified percentage of the customer's requirements but generally do not provide the Company with any minimum order commitments. The Company typically renegotiates these contracts during the last year of the contract period and, during this process, customers frequently solicit bids from the Company's competitors, principally from its strongest competitor, Precision Castparts Corporation ("PCC"). Most of such contracts include provisions requiring specified price reductions over the term of the contract based on lower production costs as programs mature, shared benefits from other cost reductions resulting from joint production decisions, and negotiated reductions. The Company has made significant price concessions to customers in recent years, and management expects customer pressure for such pricing concessions to continue.

  One of Howmet's largest customers, GEPS, in connection with its corporate-level policy decision to reduce sole sourcing, has exercised its right to terminate its long-term sole source contract with Howmet effective in early 1997, and has placed orders for certain components with the Company's principal competitor, PCC. While Pechiney was in the process of selling Howmet's parent to HHAC, and before the terms of the Acquisition were known, one of the Company's largest customers expressed concerns about the potential impact of a leveraged acquisition on the Company's ability to continue to meet this customer's requirements, and indicated that its relationship with the Company would be reassessed if a leveraged acquisition were consummated. Based on subsequent discussions with the customer regarding the proposed terms of the Acquisition and its financing, management believes that these concerns have largely been addressed. Management believes that the Company will be able to continue to provide the customer the high level of service that it has provided in the past. However, the Company's financial condition and results of operations could be materially adversely affected if one or more of the Company's key customers shifted a material amount of its work from the Company. In addition, the Company could also be materially adversely affected by any substantial work stoppage or interruption of production at any of its major customers or at any of the major aircraft manufacturers, and could be materially adversely affected if one or more key customers reduce or cease conducting operations. Furthermore, competition is based to a significant extent on technological capabilities and innovations, and there can be no assurance that one or more of the Company's competitors will not develop products and/or processes that would give them competitive advantages in the Company's markets. See "Business."

SUBORDINATION AND RANKING OF THE NOTES

  The Notes are general unsecured obligations of the Company and are subordinate in right of payment to all Senior Indebtedness, including all indebtedness of the Company under the Senior Credit Facilities. As of December 31, 1995, approximately $365.1 million of Senior Indebtedness was outstanding and the Company had no senior subordinated indebtedness outstanding other than the Notes. Upon consummation of the Acquisition, the Company had $109.3 million (minus standby letters of credit) of remaining borrowing availability under the Revolving Credit Facility (subject to compliance with the Indenture). The Indenture permits the Company to incur additional Senior Indebtedness provided certain conditions are met, and the Company expects from time to time to incur additional Senior Indebtedness. In addition, the Indenture permits Senior Indebtedness to be secured. By reason of the subordination provisions of the Indenture, in the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of the Company or upon a default in payment with respect to, or the acceleration of, or if a judicial proceeding is pending with respect to any default under, any Senior Indebtedness, the lenders under the Senior Credit Facilities and other creditors who are holders of Senior Indebtedness must be paid in full before a holder of the Notes may be paid; accordingly, there may be insufficient assets remaining after such payments to pay amounts due on the Notes. See "Description of Senior Subordinated Notes--Subordination."

  The Company operates a substantial portion of its business through subsidiaries, including its foreign operations, its component repair business and its aluminum investment casting business. The Notes are effectively subordinated to the claims of all creditors of these subsidiaries, including trade creditors. At December 31, 1995, aggregate liabilities of such subsidiaries were $135.2 million. The Company's subsidiaries may incur additional debt under the Indenture in limited circumstances.

FRAUDULENT CONVEYANCE RISKS

  The Company's incurrence of the indebtedness evidenced by the Notes is subject to review under relevant U.S. federal and state fraudulent conveyance statutes ("Fraudulent Conveyance Statutes") in a bankruptcy case or a lawsuit by or on behalf of creditors of the Company. The statutes provide that if a court determines that at the time the Notes were issued and the proceeds applied, (i) the Company issued the Notes and applied the proceeds with the intent of hindering, delaying or defrauding creditors or (ii) the Company received less than a reasonably equivalent value or fair consideration for issuing the Notes, and, after so applying the proceeds, the Company (a) was insolvent or rendered insolvent by reason of such transactions, (b) was engaged in a business or transaction for which its assets constituted unreasonably small capital or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay as they matured (as the foregoing terms are defined in or interpreted under Fraudulent Conveyance Statutes), such court could subordinate all or a part of the Notes to existing and future indebtedness of the Company, recover any payments made on the Notes or take other action detrimental to the holders of the Notes, including, under certain circumstances, invalidating the Notes.

  Based upon the financial and other information currently available to it, the Company believes that the indebtedness and obligations evidenced by the Notes has been incurred and proceeds of the Notes has been used for proper purposes and in good faith. The Company believes that at the time of, and after giving effect to, the incurrence of the indebtedness and obligations evidenced by the Notes, it was solvent and had sufficient capital to carry on its business and that it has paid and will pay its debts as they mature. No assurance can be given, however, that a court would concur with such beliefs and positions.

  The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, a company will be considered insolvent for these purposes if the company is unable to pay its debts as they become due in the usual course of its business or the sum of the company's debts is greater than all of the company's property at a fair valuation, or if the present fair saleable value of the company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and mature. In rendering their opinion on the validity of the Notes, counsel for the Company will express no opinion as to the effect of Fraudulent Conveyance Statutes or affecting the enforcement of creditors' rights generally.

CONCENTRATION OF OWNERSHIP

  Carlyle and Thiokol have beneficial ownership of 51% and 49%, respectively, of the voting capital stock of Blade. Pursuant to a stockholders agreement (the "Stockholders Agreement"), Blade has a board of directors consisting of seven members, and Carlyle and Thiokol each appointed three directors to the board. Under the Stockholders Agreement, Blade and its subsidiaries, including the Company, may not take certain actions, including, but not limited to, certain mergers, sale transactions, transactions with affiliates, issuances of capital stock, incurrence of debt, and payments of dividends on or repurchases of capital stock, without the approval of a supermajority of the board of directors. The Stockholders Agreement provides that Thiokol may purchase all of Carlyle's interest in Blade, beginning from the third anniversary through the sixth anniversary after the closing of the Acquisition on December 13, 1995 (the "Closing Date"). Thiokol has publicly indicated that, subject to favorable Howmet financial and operating performance and favorable conditions in the financial markets, it expects to exercise its option to acquire Carlyle's interest in Blade and thereafter, to cause Howmet to redeem the Senior Subordinated Notes. As a result of the ownership structure of Blade and the contractual rights described above, the voting and management control of Blade, which indirectly controls the Company, is highly concentrated. Carlyle, acting with the consent of Thiokol, has the ability to direct the actions of Blade with respect to matters such as the payment of dividends, material acquisitions, dispositions and certain other corporate transactions. Thiokol and Carlyle are in a position to exercise control over Blade and ultimately over the Company, to determine the outcome of all matters required to be submitted to stockholders for approval, and to otherwise direct and control the operations of Blade and, indirectly, the Company. Carlyle and Thiokol are also parties to management agreements with the Company, pursuant to which Carlyle and Thiokol render certain management and advisory services to the Company and receive fees for such services. Carlyle and Thiokol also received certain fees in connection with the consummation of the Acquisition. See "Certain Transactions," "Principal Stockholders" and "Description of Capital Stock."

ENVIRONMENTAL MATTERS

  The Company is subject to comprehensive and changing international, federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances and materials (together, "Environmental Laws"). Management believes that the Company's current operations are in substantial compliance with such Environmental Laws. However, due to the nature of the Company's operations, the Company is involved from time to time in legal proceedings involving remediation of environmental contamination from past or present operations, as well as compliance with environmental requirements applicable to ongoing operations. There can be no assurance that material costs or liabilities will not be incurred in connection with any such proceedings or claims or to meet such compliance requirements.

  The amount and timing of payments the Company may be required to make with respect to environmental matters are uncertain at this time. However, based on management's best current estimates of potential liability, management believes that the Company's reserves (approximately $6.1 million at December 31, 1995) are adequate to satisfy substantially all of its environmental liabilities under current laws and regulations. In addition, in connection with the Acquisition, Howmet Cercast S.A., Pechiney International and Pechiney are required to indemnify Blade for environmental liabilities and obligations stemming from events occurring or conditions existing prior to the closing of the Acquisition to the extent such liabilities exceed the Company's reserves of $6.0 million at June 30, 1995. Blade assigned its rights to the Company with respect to any such indemnification upon consummation of the Acquisition.

  In connection with their review of environmental matters related to the Acquisition, Thiokol and Carlyle retained independent consultants to review the environmental liabilities associated with the European properties owned and operated by the Company. The environmental consultants concluded in that review that the total environmental liabilities associated with those facilities ranged from $1.3 million to $6.5 million. Based on a preliminary assessment of the environmental liabilities identified by the consultants, the Company expects actual expenditures at these properties to be $1.3 million to $3.0 million. As a result of the indemnity summarized above, the Company does not expect any net effect on its financial condition or results of operations from these European properties.

  The Company is currently investigating possible and known contamination (including soil and groundwater contamination) at five domestic and five European facilities. In addition, as a result of off-site waste disposal prior to the Acquisition, the Company may be subject to liability for, and is currently involved in, certain matters relating to the investigation and/or remediation of environmental contamination at certain properties not owned or operated by the Company. In this regard, the Company has been or may be named a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, ("CERCLA") (the federal "Superfund" statute) and similar state statutes at nineteen on-site and off-site locations.

  The amount and timing of payments the Company may be required to make with respect to environmental matters are uncertain at this time. See "Management's Discussion and Analysis of Financial Condition and Result of Operations-- Environmental Matters," and "Business--Environmental Matters."

LACK OF PUBLIC MARKET

  There is no existing trading market for the Notes and, although the Company has been advised by the Initial Purchasers that they currently intend to make a market in the Notes, and, if issued, the Exchange Notes, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice. In addition, such market making activity may be limited during the Exchange Offer. See "Exchange Offer and Registration Rights."

FAILURE TO EXCHANGE ORIGINAL NOTES

  The Exchange Notes will be issued in exchange for Original Notes only after timely receipt by the Exchange Agent of such Original Notes, a properly completed and duly executed Letter of Transmittal, and all other required documents. Therefore, holders of Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to tenders of Original Notes for exchange. Original Notes that are not tendered or are tendered but not accepted will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. In addition, any holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or any other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Original Notes could be adversely affected. See "The Exchange Offer."

                              THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

  The Original Notes were sold by the Company on the Issue Date to the Initial Purchasers pursuant to a Purchase Agreement dated November 22, 1995 (the "Purchase Agreement"). As a condition to the sale of the Original Notes, the Company and the Initial Purchasers entered into the Registration Rights Agreement on the Issue Date. Pursuant to the Registration Rights Agreement, the Company agreed that, unless the Exchange Offer is not permitted by applicable law or Commission policy, it would (i) file with the Commission a Registration Statement under the Securities Act with respect to the Exchange Notes within 45 days after the Issue Date, (ii) use its best efforts to cause such Registration Statement to become effective under the Securities Act within 120 days after such filing deadline and (iii) upon effectiveness of the Registration Statement, to commence the Exchange Offer, maintain the effectiveness of the Registration Statement for at least 20 business days (or a longer period if required by law) and deliver to the Exchange Agent Exchange Notes in the same aggregate principal amount at maturity as the Original Notes that were tendered by holders thereof pursuant to the Exchange Offer. Under existing Commission interpretations, the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, that in the case of broker-dealers, a prospectus meeting the requirements of the Securities Act be delivered as required. The Company has agreed to make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes acquired as described below for such period as such broker-dealers must comply with such requirements. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Act, and will be bound by the Registration Rights Agreement (including certain indemnification rights and obligations). A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Registration Statement of which this Prospectus is a part is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement and the Purchase Agreement.

RESALE OF THE EXCHANGE NOTES

  With respect to the Exchange Notes, based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges the Original Notes for the Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires the Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale for a period of 180 days after the Expiration Date. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Original Notes validly tendered and not withdrawn prior to the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Original Notes surrendered pursuant to the Exchange Offer. Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the exchange will be registered under the Securities Act and hence the Exchange Notes will not bear legends restricting their transfer and (ii) holders of the Exchange Notes will not be entitled to the certain rights of holders of Original Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Original Notes, such that all outstanding Notes will be treated as a single class of debt securities under the Indenture.

  As of the date of this Prospectus, $125.0 million aggregate principal amount of the Original Notes are outstanding and registered in the name of Cede & Co., as nominee for the Depository Trust Company (the "Depositary" or "DTC"). Only a registered holder of the Original Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of the Original Notes entitled to participate in the Exchange Offer.

  Holders of the Original Notes do not have any appraisal or dissenters' rights under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder.

  The Company shall be deemed to have accepted validly tendered Original Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the Exchange Notes from the Company.

  Holders who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "The Exchange Offer--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time on August 12, 1996 unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, the Company will (i) notify the Exchange Agent of any extension by oral or written notice, (ii) will mail to the registered holders of Original Notes an announcement thereof, (iii) will issue a press release or other public announcement which shall include disclosure of the approximate number of Original Notes deposited to date, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

  The Company reserves the right, in its sole discretion, (i) to delay accepting any Original Notes, (ii) to extend the Exchange Offer, or (iii) if any conditions set forth below under "The Exchange Offer--Conditions" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of Original Notes, and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the amendment and the manner of disclosure to such registered holders, if the Exchange Offer would otherwise expire during such five to 10 business day period.

INTEREST ON THE EXCHANGE NOTES

  The Exchange Notes bear interest at a rate equal to 10% per annum. Interest on the Exchange Notes is payable semi-annually on each June 1 and December 1, commencing on the first such date following their date of issuance. Holders of Exchange Notes will receive interest from June 1, 1996 (the date the initial interest payment was made with respect to the Original Notes), and Holders of Original Notes that are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Original Notes.

PROCEDURES FOR TENDERING

  Only a registered holder of Original Notes may tender such Original Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "The Exchange Offer-- Exchange Agent" for receipt prior to the Expiration Date. In addition, either
(i) certificates for such Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Notes, if such procedure is available, into the Exchange Agent's account at DTC pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. All signatures on the Letter of Transmittal must be guaranteed by an institution which is (1) a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., (2) a commercial bank or trust company having an office or correspondent in the United States, or (3) an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934 which is a member of one of a group of Signature Guarantee Programs (an "Eligible Institution") (as defined in the Letter of Transmittal). However, such signatures need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder(s) of the Original Notes tendering the notes without requesting special issuance or special delivery as provided for in the Letter of Transmittal or (ii) if such Original Notes are tendered for the account of an Eligible Institution.

  The tender by a holder which is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth in herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED,

PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner(s) of the Original Notes whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Original Notes, either make appropriate arrangements to register ownership of the Notes in such owner's name (to the extent permitted by the Indenture) or obtain a properly completed assignment from the registered holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "The Exchange Offer--Withdrawal of Tenders"), as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Original Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Original Notes listed therein, such Original Notes must be endorsed or accompanied by a properly completed assignment, signed by such registered holder as such registered holder's name appears on such Original Notes.

  If the Letter of Transmittal or any Original Notes or assignments are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  The Exchange Agent and the Depositary have confirmed that any financial institution that is a participant in the Depositary's system may utilize the Depositary's Automated Tender Offer Program to tender Original Notes.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Original Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Original Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

  While the Company has no present plan to acquire any Original Notes which are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Original Notes which are not tendered pursuant to the Exchange Offer, the Company reserves the right in its sole discretion to purchase or make offers for any Original Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "-- Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

  By tendering, each holder will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by the holder of the Original Notes in connection with the Exchange Offer are being acquired by the holder in the ordinary course of business of the holder, (ii) the holder has no arrangement or understanding with any person to participate in the distribution of Exchange Notes, (iii) the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in certain no-action letters, (iv) the holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Original Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission, and (v) the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, the holder is required to acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

RETURN OF NOTES

  If any tendered Original Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Original Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged Original Notes will be returned without expense to the tendering holder thereof (or, in the case of Original Notes tendered by book-entry transfer into the Exchange Agent's account at the Depositary pursuant to the book-entry transfer procedures described below, such Original Notes will be credited to an account maintained with the Depositary) as promptly as practicable.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Original Notes at the Depositary for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depositary's systems may make book-entry delivery of Original Notes by causing the Depositary to transfer such Original Notes into the Exchange Agent's account at the Depositary in accordance with the Depositary's procedures for transfer. However, although delivery of Original Notes may be effected through book-entry transfer at the Depositary, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "The Exchange Offer--Exchange Agent" on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Original Notes and (i) whose Original Notes are not immediately available or (ii) who cannot deliver their Original Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Original Notes and the principal amount of Original Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof) together with the certificate(s) representing the Original Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such properly executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Original Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Original Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Original Notes may be withdrawn at any time prior to the Expiration Date.

  To withdraw a tender of Original Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Original Notes to be withdrawn (the "Depositor"), (ii) identify the Original Notes to be withdrawn (including the certificate number or numbers and principal amount of such Original Notes), and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Original Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are validly retendered. Properly withdrawn Notes may be retendered by following one of the procedures described above under "The Exchange Offer--Procedures for Tendering" at any time prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange the Exchange Notes for, any Original Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Original Notes, if any of the following conditions exist:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the reasonable judgment of the Company, might impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company or there shall have occurred any material adverse development in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

    (b) there shall have been any material change, or development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries which, in the reasonable judgment of the Company, would materially impair the contemplated benefits of the Exchange Offer to the Company; or

    (c) there shall have been proposed, adopted or enacted any law, statute, rule or regulation which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

    (d) any governmental approval which the Company shall, in its reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby has not been obtained.

  If the Company determines in its sole discretion that any of these conditions are not satisfied, the Company may (i) refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Original Notes (see "The Exchange Offer-- Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Original Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes, and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to 10 business day period.

  Holders may have certain rights and remedies against the Company under the Registration Rights Agreement should the company fail to consummate the Exchange Offer, notwithstanding a failure of the conditions stated above. Such conditions are not intended to modify those rights or remedies in any respect.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in the Company's sole discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

TERMINATION OF CERTAIN RIGHTS

  All rights under the Registration Rights Agreement (including registration rights) of holders of the Original Notes eligible to participate in this Exchange Offer will terminate upon consummation of the Exchange Offer except with respect to the Company's continuing obligations (i) to indemnify the holders (including any broker-dealers) and certain parties related to the holders against certain liabilities (including liabilities under the Securities Act), (ii) to provide, upon the request of any holder of a transfer-restricted Original Note, the information required by Rule 144A(d)(4) under the Securities Act in order to permit resales of such Original Notes pursuant to Rule 144A, (iii) to use its best efforts to keep the Registration Statement effective to the extent necessary to ensure that it is available for resales of transfer-restricted Notes by broker-dealers for a period of 180 days from the date on which the Registration Statement is declared effective and (iv) to provide copies of the latest version of the Prospectus to broker-dealers upon their request for a period of 180 days from the date on which the Registration Statement is declared effective. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

LIQUIDATED DAMAGES

  In the event of a failure to file, or to become effective, one or more registration statements as provided the Registration Rights Agreement, the Company has agreed to pay, as liquidated damages, additional interest on Registrable Notes, as defined in the Registration Rights Agreement ("Additional Interest") under the circumstances and to the extent set forth below (each of which is given independent effect). The following description of Section 4 of the Registration Rights Agreement is qualified in its entirety by the provisions of the Registration Rights Agreement, which has been filed as an exhibit to the Registration Statement of which the Prospectus is a part.

    (1) If neither the Registration Statement of which this prospectus is a part (the "Exchange Registration Statement") nor the Initial Shelf Registration (as defined in the Registration Rights Agreement) has been filed on or prior to January 19, 1996 (the "Filing Date"), then commencing on the day after the Filing Date, Additional Interest shall accrue on the Registrable Notes over and above the stated interest at a rate of 0.50% per annum for the first 90 days immediately following the Filing Date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period;

    (2) if neither the Exchange Registration Statement nor the Initial Shelf Registration is declared effective on or prior to the Effectiveness Date applicable thereto (which, in the case of the Exchange Registration Statement, is 120 days after the Filing Date), then commencing on the day after such Effectiveness Date, Additional Interest shall accrue on the Registrable Notes over and above the stated interest at a rate of 0.50% per annum for the first 90 days immediately following the day after such Effectiveness Date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; and

    (3) if (i) the Company has not exchanged Exchange Notes for all Original Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to 60 days after the date on which the Exchange Registration Statement was declared effective, (ii) the Exchange Registration Statement ceases to be effective prior to consummation of the Exchange Offer or (iii) if applicable, a shelf registration has been declared effective and such shelf registration ceases to be effective at any time during the Period it is required to remain effective pursuant to the Registration Statement, then Additional Interest shall accrue on the Registrable Notes over and above the stated interest at a rate of 0.50% per annum for the first 90 days commencing on the (x) 61st day after such effective date in the case of (i) above or (y) the day such Exchange Registration Statement or shelf registration ceases to be effective in the case of (ii) and (iii) above, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each such subsequent 90-day period;

provided, however, that the Additional Interest rate on the Registrable Notes may not exceed in the aggregate 1.0% per annum; provided further that (A) upon the filing of the Exchange Registration Statement or the Initial Shelf Registration (in the case of (1) above), (B) upon the effectiveness of the Exchange Registration Statement or the Initial Shelf Registration, as the case may be (in the case of (2) above), or (C) upon the exchange of the Exchange Notes for all Registrable Notes tendered (in the case of (3)(i) above) or upon the effectiveness of an Exchange Registration Statement or shelf registration which had ceased to remain effective (in the case of 3(ii) and (iii) above), Additional Interest on any Registrable Notes then accruing Additional Interest as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

  The Company shall notify the Trustee within one business day after each and every date on which an event occurs in respect of which Additional Interest is required to be paid (an "Event Date"). Any amounts of Additional Interest due pursuant to (1), (2), or (3) as stated above in this section will be payable in cash semi-annually on each regular interest payment date specified in the Indenture (the holders of Registrable Notes of record on the regular record date therefor (specified in the Indenture) immediately preceding such dates), commencing with the first such regular interest payment date occurring after any such Additional Interest commences to accrue. The amount of Additional Interest will be determined by multiplying the applicable Additional Interest rate by the principal amount of the Notes subject thereto, multiplied by a fraction, the numerator of which is the number of days such Additional Interest rate was applicable during such period (determined on the basis of 360-year comprised of twelve 30-day months), and the denominator of which is
360. Additional Interest began to accrue May 21, 1996 and was paid for the period May 21 through May 31, 1996 with the June 1, 1996 scheduled interest payment on the Original Notes. Additional Interest from June 1, 1996 to July 11, 1996 will be paid on December 1, 1996. No Additional Interest will accrue from the date of this Prospectus.

EXCHANGE AGENT

  Marine Midland Bank of New York has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

  By Registered or Certified Mail:                  By Hand Delivery:


         Marine Midland Bank                       Marine Midland Bank
        140 Broadway, A Level                     140 Broadway, A Level
       New York, NY 10005-1180                   New York, NY 10005-1180
     Attention: Corporate Trust                Attention: Corporate Trust
             Operations                                Operations


       By Overnight Delivery:                         By Facsimile:


         Marine Midland Bank                       Marine Midland Bank
        140 Broadway, A Level                         212/658-2292
       New York, NY 10005-1180                 Attention: Corporate Trust
     Attention: Corporate Trust                        Operations
             Operations                           Confirm by Telephone:
                                                      212/658-5931

FEES AND EXPENSES

  All fees and expenses incident to compliance with the Registration Rights Agreement regarding this Exchange Offer shall be borne by the Company whether or not the Exchange Offer or a Shelf Registration becomes effective.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $400,000. Such expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

  The Company will pay all transfer taxes, if any, applicable to the exchange of Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCE OF FAILURES TO EXCHANGE

  Participation in the Exchange Offer is voluntary. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

  The Original Notes which are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Notes may be resold only (i) to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (ii) in a transaction meeting the requirements of Rule 144 under the Securities Act, (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act or (iv) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (v) to the Company or (vi) pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

ACCOUNTING TREATMENT

  For accounting purposes, the Company will recognize no gain or loss as a result of the Exchange Offer. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

                                USE OF PROCEEDS

  The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange Original Notes in like principal amount, the terms of which are identical to the Exchange Notes. The Original Notes surrendered in exchange for Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the indebtedness of the Company.

                                THE ACQUISITION

  Blade Acquisition Corp. ("Blade") was created in October 1995 by The Carlyle Group (collectively with its affiliates (as defined in Rule 405 under the Securities Act), "Carlyle") and Thiokol Corporation (together with its subsidiaries, "Thiokol"; Thiokol, together with Carlyle, the "Investors") to acquire Pechiney Corporation, the parent corporation of Howmet, from Pechiney International, S.A. ("Pechiney International") and the Cercast group of companies from Howmet Cercast S.A., a subsidiary of Pechiney International. Carlyle and Thiokol Holding Company, a wholly-owned subsidiary of Thiokol Corporation, own 51% and 49%, respectively, of Blade's common stock. The Carlyle Group is a Washington D.C.-based private merchant bank founded in 1987. Since its inception, Carlyle has made equity investments in more than 25 companies, many of which are focused in the aerospace and defense industries. Thiokol, a New York Stock Exchange-listed company, is a leader in the development and production of high-technology solid rocket motors for aerospace, defense, and commercial applications and is a major manufacturer of precision fastening systems for aerospace and industrial markets worldwide. Strategically, Thiokol desires to continue to expand its commercial and industrial businesses and views its investment in Howmet as a key strategic opportunity to achieve this goal. As part of the agreement between Carlyle and Thiokol, Thiokol will have the option to purchase Carlyle's interest in the Company after three years. See "Description of Capital Stock--Stockholders Agreement." Thiokol has publicly indicated that, subject to favorable Howmet financial and operating performance and favorable conditions in the financial markets, it expects to exercise its option to acquire Carlyle's interest in Blade and thereafter, to cause Howmet to redeem the Senior Subordinated Notes. Neither Carlyle nor Thiokol has any obligation with respect to the Senior Subordinated Notes.

  The Acquisition was completed on December 13, 1995 for a total purchase price, including transaction fees and expenses, of approximately $776.6 million (net of certain adjustments for assumed capitalized lease and other obligations of $2.9 million). The Acquisition is being accounted for as a purchase. The Stock Purchase Agreement provides for an adjustment to the purchase price based on the change in net working capital from June 30, 1995 to December 13, 1995. In June 1996, this adjustment was agreed upon in the amount of $3.6 million, payable to the Company. Financing for the Acquisition included (i) borrowings of $300.0 million under a senior term loan facility (the "Senior Term Facility"), (ii) the sale of $125.0 million aggregate principal amount of the Senior Subordinated Notes, (iii) $51.4 million of proceeds from a special purpose receivables facility (the "Receivables Facility"), (iv) $15.2 million in borrowings under a $125.0 million (minus standby letters of credit) revolving credit facility ("Revolving Credit Facility" and, together with the Senior Term Facility, the "Senior Credit Facilities"), (v) $10.0 million of Canadian borrowings (the "Canadian Borrowings"), and (vi) a $250.0 million cash equity investment from the proceeds of the issuance of $200.0 million of Blade common stock to the Investors and $50.0 million of Blade pay-in-kind preferred stock to Thiokol. The Acquisition financing also included a $25.0 million pay-in-kind junior subordinated purchaser note ("PIK Note") issued to Pechiney International by Howmet Holdings Acquisition Corp. ("HHAC"), a wholly owned subsidiary of Blade, which is reflected as equity of the Company because, even though the amount of the PIK Note is part of the purchase price paid for Howmet, it is not a liability of Howmet and the holder of the PIK Note has no recourse to Howmet or its assets; therefore, the PIK Note does not reduce Howmet's net assets that resulted from the Acquisition. The Acquisition was effected through a series of transactions, including the purchase of Pechiney Corporation by HHAC, the purchase of the capital stock of certain Cercast companies by Howmet Acquisition Corp. ("HAC"), a wholly owned subsidiary of HHAC, and the mergers (the "Mergers") of HHAC with and into Pechiney Corporation and of HAC with and into the Company (the "Acquisition Transactions"). After the Mergers, Pechiney Corporation's name was changed to Howmet Holdings Corporation ("Holdings"). The only subsidiary of Holdings other than the Company is Howmet Insurance Co., Inc. The sources and uses of funds relating to the Acquisition are set forth in the following table (dollars in millions):

SOURCES OF FUNDS (BEFORE FEES AND
EXPENSES)
- ---------------------------------
Revolving Credit Borrowings......  $ 15.2
Senior Term Facility.............   300.0
Canadian Borrowings..............    10.0
Receivables Facility.............    51.4
The Notes........................   125.0
Equity Investment................   250.0
                                   ------
  Total Cash Sources.............  $751.6
HHAC Purchaser Note..............    25.0
                                   ------
  Total Sources..................  $776.6
                                   ======

USES OF FUNDS
- -------------
Acquisition Purchase Price.. $746.6
Fees and Expenses...........   30.0
                             ------
  Total Uses................ $776.6
                             ======

  The cash portion of the purchase price paid in the Acquisition is being adjusted as a result of changes in net working capital of the Company since June 30, 1995, and reflects a reduction of $2.9 million for certain capitalized leases and other obligations that remained in effect upon consummation of the Acquisition. See Note 1 of the Notes to Financial Statements. Except for such leases and debt incurred in connection with the Acquisition as summarized above, there was no other debt on Howmet's balance sheet as of the closing. Pechiney, a French corporation and the majority stockholder of Pechiney International ("Pechiney"), Pechiney International, and Howmet Cercast S.A. have agreed to indemnify Blade and Blade has agreed to indemnify Pechiney, Pechiney International, and Howmet Cercast S.A. under certain circumstances, including in the event of any loss resulting from an untrue representation or warranty or the breach of any covenant contained in the Stock Purchase Agreement among Pechiney, Pechiney International, Howmet Cerast S.A. and Blade, dated as of October 12, 1996 (the "Stock Purchase Agreement"). The indemnity from Pechiney, Pechiney International and Howmet Cercast S.A. to Blade also includes certain pre-closing tax and environmental matters and other contingencies.

  Holdings has outstanding indebtedness to third parties of approximately $816.0 million ("Holdings Notes"). Such indebtedness is without recourse to Howmet and its subsidiaries and Pechiney has indemnified Blade with respect thereto. Pursuant to the Stock Purchase Agreement, Pechiney International issued notes to a trust for the benefit of Holdings in an amount sufficient to make all required payments on the Holdings Notes. In addition, if Pechiney International fails to make such payments for any reason, the repayment of principal is also secured by letters of credit issued by Banque Nationale de Paris for the benefit of the holders of such Holdings Notes. In the event that any such indebtedness remains unpaid for any reason, the principal repayment obligations of Holdings to such holders will also be secured by additional letters of credit to be issued for the benefit of Holdings prior to the closing of the Acquisition. If the holders of the Holdings Notes would be unable to collect the amounts due thereunder pursuant to any of the foregoing, a claim against Holdings could require Holdings to sell all or a portion of its equity interest in the Company to satisfy such a claim. In the event that a claim against Holdings was successful in forcing such a sale of the Company, the sale could constitute a Change of Control (as defined in the Indenture governing the Senior Subordinated Notes). If a Change of Control occurred, each holder of the Notes would have the right to require the repurchase of such holder's Senior Subordinated Notes pursuant to the Indenture. See "Description of Senior Subordinated Notes--Change of Control."

                                CAPITALIZATION

  The following table sets forth the capitalization (including the current portion of long-term debt) of the Company at December 31, 1995. The information presented below should be read in conjunction with the "Successor Company Consolidated Financial Statements" and the notes thereto included elsewhere in this Prospectus.

                                                              DECEMBER 31, 1995
                                                              -----------------
                                                                 (DOLLARS IN
                                                                  MILLIONS)
Total debt:
  Revolving Credit Facility(a)...............................      $ 26.0
  Canadian Borrowings (including current portion of $2.5
   million)..................................................        10.0
  Senior Term Facility (including current portion of $16.5
   million)(b)...............................................       300.0
  Capital leases and other obligations.......................         2.5
  Senior Subordinated Notes due 2003.........................       125.0
                                                                   ------
    Total debt(c)............................................       463.5
Total stockholders' equity...................................       276.3
                                                                   ------
  Total capitalization.......................................      $739.8
                                                                   ======

- --------
(a) The Revolving Credit Facility provides a $125.0 million line of credit that will be available for working capital and general corporate purposes, $15.2 million of which was borrowed in connection with the Acquisition. A portion of the Revolving Credit Facility may be used to support commercial and standby letters of credit in the ordinary course of business, and such letters of credit will be issued under the Revolving Credit Facility following the consummation of the Acquisition. Letters of credit in the amount of $17.7 million were outstanding at December 31, 1995; the letters of credit outstanding upon consummation of the Acquisition were replaced by letters of credit issued under the Revolving Credit Facility. See "Description of Senior Credit Facilities."
(b) The Company incurred $300.0 million of indebtedness pursuant to the Senior Term Facility in connection with the Acquisition. The Senior Term Facility is comprised of three tranches of $145.0 million, $100.0 million and $55.0 million with final maturity in 2000, 2002 and 2003, respectively, and with principal amortization requirements prior to such maturity. See "Description of Senior Credit Facilities."
(c) In addition to the Revolving Credit Facility, the Company entered into the Receivables Facility, under which the Company sold certain of its accounts receivable to a special purpose trust for aggregate cash proceeds of $51.4 million. The obligations of the trust are not obligations of the Company. Proceeds from the sale of receivables after the closing of the Acquisition will be used for general corporate purposes. The Company is also a guarantor of indebtedness of two 50%-owned joint ventures aggregating approximately $11.4 million at December 31, 1995.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

  The following unaudited pro forma statement of operations reflect the Acquisition Transactions (and certain related assumptions described in the notes hereto), the application of the proceeds therefrom, and the combination of Howmet and Cercast as if such transactions occurred on January 1, 1995. See "The Acquisition."

  The pro forma adjustments are based upon certain assumptions that management believes are reasonable. The Acquisition was accounted for by the Company as a purchase. The pro forma adjustments include adjustments to inventory, property, plant and equipment, acquisition intangible assets, goodwill, deferred income taxes and other accounts. The pro forma adjustments have been made based on appraisals of the fair market value of the assets acquired. The adjustments included in the unaudited pro forma combined financial statements represent the Company's determination of those adjustments.

  The unaudited pro forma statement of operations is not necessarily indicative of either future results of operations or results that might have been achieved if the foregoing transactions had been consummated as of the indicated date. The unaudited pro forma statement of operations should be read in conjunction with the historical financial statements of the Company, together with the related notes thereto, included elsewhere in this Prospectus.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                             (DOLLARS IN MILLIONS)

                         PREDECESSOR COMPANY
                              COMBINED                 SUCCESSOR COMPANY CONSOLIDATED
                         ------------------- ----------------------------------------------------
                                                                                   (UNAUDITED)
                                                                                   YEAR ENDED
                             PERIOD FROM         PERIOD FROM                    DECEMBER 31, 1995
                         JANUARY 1, 1995 TO   DECEMBER 14, 1995    PRO FORMA        PRO FORMA
                          DECEMBER 13, 1995  TO DECEMBER 31, 1995 ADJUSTMENTS       COMBINED
                         ------------------- -------------------- -----------   -----------------
Net sales...............       $894.1               $51.4           $  --            $945.5
Operating costs and
 expenses:
  Cost of sales.........        681.4                38.0              --             719.4
  Selling, general and
   administrative
   expense..............        105.0                 4.6              1.9 (a)        111.5
  Depreciation and
   amortization expense.         32.6                 2.8             23.1 (b)         58.5
  Research and
   development expense..         25.0                 1.4              --              26.4
  Restructuring expense
   (credit).............         (1.6)                --               --              (1.6)
                               ------               -----           ------           ------
                                842.4                46.8             25.0            914.2
Earnings from
 operations.............         51.7                 4.6            (25.0)            31.3
Interest income--
 affiliates.............          8.6                 --              (8.6)(c)          --
Interest income--third
 parties................          1.3                 --              (1.3)(c)          --
Interest expense--
 affiliates.............         (2.2)                --               2.2 (c)          --
Interest expense--third
 parties................         (3.7)               (2.9)           (38.6)(c)        (45.2)
Other--net..............         (5.8)               (1.0)            (4.3)(d)        (11.1)
                               ------               -----           ------           ------
Income (loss) before
 income taxes...........         49.9                 0.7            (75.6)           (25.0)
Provision (credit) for
 income taxes...........         23.6                 0.5            (30.0)(e)         (5.9)
                               ------               -----           ------           ------
Net (loss) income.......       $ 26.3               $ 0.2           $(45.6)          $(19.1)
                               ======               =====           ======           ======

NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

  (a) Management fees relating to management agreements with Carlyle and Thiokol. See "Certain Transactions."

  (b) Additional depreciation and amortization from historical amounts to reflect purchase price adjustments to the historical value of assets acquired as follows:

                                                            YEAR ENDED
                                                         DECEMBER 31, 1995 LIVES
                                                         ----------------- -----
      Depreciation of plant and equipment...............       $ 5.0       14-30
      Amortization of acquired intangibles..............        11.1       10-15
      Amortization of goodwill..........................         7.0          40
                                                               -----
                                                               $23.1
                                                               =====

  (c) Elimination of historical interest income and expense, increase in interest expense and amortization of deferred financing costs relating to the Senior Credit Facilities and the Notes.

  (d) Loss on sale of accounts receivable under the Receivables Facility.

  (e) Estimated effective income tax effect of pro forma adjustments applied to pro forma income (loss) before income taxes.

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following table sets forth selected historical combined financial data of Howmet and Cercast as of and for the year ended December 31, 1991 and as of December 31, 1992, which are unaudited, and selected historical combined financial data of the Predecessor Company as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 which have been derived from the combined financial statements audited by Price Waterhouse LLP, independent accountants. The selected financial data as of December 31, 1995 and for the periods from January 1, 1995 to December 13, 1995 and December 14, 1995 to December 31, 1995 have been derived from the Predecessor Company Combined and the Successor Company Consolidated Financial Statements audited by Ernst & Young LLP, independent auditors. The summary financial data as of March 31, 1996 and for the thirteen weeks ended April 2, 1995 and March 31, 1996 have been derived from unaudited interim financial statements which, in the opinion of management, reflect all material adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The unaudited pro forma financial data set forth below are not necessarily indicative of the results that may be achieved in the future. The following financial data should be read in conjunction with the "Unaudited Pro Forma Statement of Operations" and the notes thereto (which include a description of the pro forma adjustments), "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company, together with the related notes thereto, included elsewhere in this Prospectus. The combined operations of Howmet and Cercast prior to the consummation of the Acquisition Transactions are referred to as the "Predecessor Company Combined," and Howmet and its subsidiaries after the consummation of the Acquisition Transactions are referred to as the "Sucessor Company Consolidated."

                                                                                                   PREDECESOR  SUCCESSOR
                                                                           SUCCESSOR COMPANY        COMPANY     COMPANY
                             PREDECESSOR COMPANY COMBINED                     CONSOLIDATED          COMBINED  CONSOLIDATED
                     ------------------------------------------------ ---------------------------- ---------- ------------
                                                         PERIOD FROM  PERIOD FROM    (UNAUDITED)    (UNAUDITED) THIRTEEN
                         YEAR ENDED DECEMBER 31,          JANUARY 1,  DECEMBER 14,   YEAR ENDED          WEEKS ENDED
                     ----------------------------------    1995 TO      1995 TO     DECEMBER 31,   -----------------------
                     (UNAUDITED)                         DECEMBER 13, DECEMBER 31,      1995        APRIL 2,   MARCH 31,
                        1991      1992    1993    1994     1995(A)      1995(A)    PRO FORMA(A)(B)    1995        1996
                     ----------- ------  ------  ------  ------------ ------------ --------------- ---------- ------------
                                                           (DOLLARS IN MILLIONS)
STATEMENTS OF
 OPERATIONS DATA:
 Net sales.........   $1,004.4   $920.2  $832.7  $858.3     $894.1      $   51.4       $945.5        $235.9     $  261.4
 Gross profit......      290.9    232.2   229.3   211.0      212.7          13.4        226.1          57.5         71.5
 Selling, general
  and
  administrative...      105.1    116.1   104.5    90.9      105.0           4.6        111.5          26.3         29.5
 Depreciation and
  amortization.....       30.5     30.7    31.0    33.1       32.6           2.8         58.5           8.3         15.1
 Research and
  development......       24.6     24.3    23.3    19.2       25.0           1.4         26.4           5.9          6.2
 Restructuring
  charges (credit).       12.9     58.9     --      2.5       (1.6)          --          (1.6)          --           --
 Goodwill write-
  off..............        --       --      --     47.4        --            --           --            --           --
                      --------   ------  ------  ------     ------      --------       ------        ------     --------
 Operating income..      117.7      2.2    70.5    17.9       51.7           4.6         31.3          17.0         20.7
 Interest income--
  affiliates.......        4.9      4.4     5.3     9.4        8.6           --           --            3.5          --
 Interest income--
  third parties....        0.9      2.7     0.8     0.6        1.3           --           --            --           0.3
 Interest expense--
  affiliates.......        --       --     (0.9)   (0.8)      (2.1)          --           --           (0.3)         --
 Interest expense--
  third parties....       (7.5)    (4.9)   (4.8)   (4.0)      (3.7)         (2.9)       (45.2)         (0.8)       (11.4)
 Other--net........        0.4      0.5    (0.1)   (0.1)      (5.8)         (1.0)       (11.1)         (1.2)        (2.0)
 Provision for
  income taxes.....       44.1      3.3    27.8    46.0       23.7           0.5         (5.9)          8.8          5.3
                      --------   ------  ------  ------     ------      --------       ------        ------     --------
 Income (loss)
  before cumulative
  effect of change
  in accounting....   $   72.4   $  1.6  $ 43.0  $(23.0)    $ 26.3      $    0.2       $(19.1)       $  9.4     $    2.3
                      ========   ======  ======  ======     ======      ========       ======        ======     ========
BALANCE SHEET DATA
 (END OF
 PERIOD)(C):
 Total assets......   $  660.8   $594.7  $579.6  $509.9     $  --       $1,099.5       $  --         $  --      $1,096.3
 Total debt........       69.3     66.3    44.5    42.1        --          463.5          --            --         446.7
 Working capital...      221.2    108.8    73.3     4.5        --            0.9          --            --          (0.7)
 Stockholders'
  equity...........      413.1    291.9   239.1   166.3        --          276.3          --            --         275.7

                                                                                                  PREDECESOR  SUCCESSOR
                                                                          SUCCESSOR COMPANY        COMPANY     COMPANY
                             PREDECESSOR COMPANY COMBINED                    CONSOLIDATED          COMBINED  CONSOLIDATED
                      ---------------------------------------------- ---------------------------- ---------- ------------
                                                        PERIOD FROM  PERIOD FROM    (UNAUDITED)    (UNAUDITED) THIRTEEN
                         YEAR ENDED DECEMBER 31,         JANUARY 1,  DECEMBER 14,   YEAR ENDED          WEEKS ENDED
                      --------------------------------    1995 TO      1995 TO     DECEMBER 31,   -----------------------
                      (UNAUDITED)                       DECEMBER 13, DECEMBER 31,      1995        APRIL 2,   MARCH 31,
                         1991      1992   1993   1994     1995(A)      1995(A)    PRO FORMA(A)(B)    1995        1996
                      ----------- ------  -----  -----  ------------ ------------ --------------- ---------- ------------
                                                           (DOLLARS IN MILLIONS)
OTHER DATA:
 Adjusted EBITDA(d)..    171.9      97.8   85.4  105.2      91.1           6.5          86.3        $27.7       $ 35.3
 Capital
  expenditures.......     37.9      28.9   33.1   38.0      41.2           1.6           --           6.8          5.2
 Number of employees
  (end of period)....   11,308    10,076  8,990  8,702       --          9,577           --         8,897        9,821
 Ratio of earnings to
  fixed charges(e)...     13.2x      1.7x  10.4x   4.4x      7.7x          1.2x         (e)          11.9x         1.7x
 Ratio of Adjusted
  EBITDA to interest
  expense(d).........      --        --     --     --       15.7x          2.2x          1.9x        23.6x         3.1x
 Net cash provided by
  (used in) operating
  activities.........     80.6     138.8   95.4   91.4      35.2         (12.7)         22.5        (12.8)        33.3
 Net cash (used in)
  provided by
  investing
  activities(c)......    (39.3)    (31.4) (31.7) (33.4)    (43.8)       (740.2)       (784.0)        (7.4)        (8.3)
 Net cash (used in)
  provided by
  financing
  activities(c)......     (6.1)     (4.5)  (8.5)   4.5     (20.0)        762.4         742.4          0.7        (17.4)

- -------
(a) Includes the results of operations of Turbine Components Corporation ("TCC"), acquired in April 1995.
(b) The unaudited pro forma financial data for the year ended December 31, 1995 gives effect to the Acquisition Transactions and the combination of Howmet and Cercast as if such transactions had occurred on January 1, 1995 with respect to the pro forma operating and other data. See "The Acquisition" and "Unaudited Pro Forma Statement of Operations."
(c) Excludes the effects of advances to Pechiney Corporation, dividends to Pechiney Corporation, and notes payable to Pechiney or its affiliates as set forth below:

                                YEAR ENDED DECEMBER 31,
                            --------------------------------    PERIOD FROM     THIRTEEN WEEKS
                            (UNAUDITED)                      JANUARY 1, 1995 TO     ENDED
                               1991      1992   1993   1994  DECEMBER 13, 1995  APRIL 2, 1995
                            ----------- ------ ------ ------ ------------------ --------------
                                                  (DOLLARS IN MILLIONS)
   BALANCE SHEET DATA (END
    OF PERIOD):
    Advances to Pechiney
     Corporation...........    $71.5    $160.7 $203.7 $238.7       $  --            $ --
    Dividends payable......      9.3       --     7.6    --           --              --
    Notes payable..........      --        --    12.9   20.0          --              --
   CASH FLOW DATA:
    Increase (decrease) in
     advances to Pechiney
     Corporation...........     22.9      89.1   43.0   34.9       (237.4)          (18.8)
    Payment of dividends...     50.6      22.7   11.5   28.6        200.0             --

(d) EBITDA is the sum of (i) income before cumulative effect of change in accounting, (ii) provision for income taxes, (iii) depreciation and amortization expense, (iv) a goodwill write-off of $47.4 million in 1994, and (v) interest income (expense), net. Adjusted EBITDA is defined as the sum of EBITDA and (x) restructuring charges of $12.9 million in 1991, $58.9 million in 1992, $2.5 million in 1994, and a restructuring credit of $1.6 million, actual and pro forma, in 1995, (y) LIFO inventory valuation adjustments of $10.4, $4.5, $(15.9), $4.0, $4.4, $4.4, $0.0 and $1.2
    million in 1991, 1992, 1993, 1994, 1995 actual and pro forma and the thirteen weeks ended April 2, 1995 and March 31, 1996, respectively, and
    (z) a $4.8 million accrual in 1995 for workers' compensation claims incurred but not reported. Adjusted EBITDA is similar to Consolidated EBITDA, as defined in the Indenture, which is used in connection with certain covenants that limit the ability of the Company to incur additional indebtedness, make restricted payments and effect certain mergers and other transactions. The ratio of Adjusted EBITDA to interest expense is calculated by dividing Adjusted EBITDA by interest expense, and the ratio is similar to the Operating Coverage Ratio in the Indenture which limits the Company's ability to incur debts. Neither EBITDA, Adjusted EBITDA, nor the ratio of Adjusted EBITDA to interest expense should be considered as alternative measures of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles) or ratios of earnings to fixed charges, but are presented because management understands that some investors consider such additional information in evaluating an issuer's ability to service debt. See "Description of Senior Subordinated Notes."
(e) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income (loss) before income taxes and cumulative effect of change in accounting plus fixed charges. "Fixed charges" consist of interest expense, amortization of deferred financing costs and the portion of rental expense deemed representative of the interest factor. Pro forma for the Acquisition Transactions, earnings, as so defined, would have been inadequate to cover fixed charges, as so defined, for the year ended December 31, 1995 by $25.0 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The combined operations of Howmet and Cercast prior to the consummation of the Acquisition Transactions are referred to as "Predecessor Company Combined," and Howmet and its subsidiaries after the consummation of the Acquisition Transactions are referred to as the "Successor Company Consolidated."

  The Company operates predominantly in a single industry as a manufacturer of investment cast components for the aerospace and industrial gas turbine industries through operating companies located in the United States, France, the United Kingdom and Canada. See Note 13 of the Notes to Financial Statements.

  The Company's operating performance is affected by general economic trends and by a number of other key variables, including the following:

  Restructuring. During 1992, the Company reevaluated its position in the marketplace with the goal of enhancing its competitiveness and improving the profitability of its operations. This reevaluation culminated in the development of a restructuring plan pursuant to which the Company planned to rationalize certain of its business activities and to reengineer certain of its processes. In late 1992, the plan was approved, and the Company recorded a restructuring provision of $58,889 to provide for the estimated costs of implementing the plan. The restructuring provision included provisions for reengineering programs of $39,831 and for capacity rationalization of $19,058.

  The following table sets forth the restructuring provision established in 1992, related activity through December 31, 1995, the remaining restructuring reserve at December 31, 1995 and estimated future cash and non-cash costs of implementing the restructuring plan (dollars in thousands).

                             1992        CASH              CHANGES   RESERVE AT
                         RESTRUCTURING  COSTS    NON-CASH    IN     DECEMBER 31,
                           PROVISION   INCURRED   COSTS   ESTIMATES     1995
                         ------------- --------  -------- --------- ------------
Reengineering programs..    $39,831    $(39,086)    --     $ 1,434     $2,179
Capacity
 rationalization........     19,058     (14,477)  $(257)    (3,355)       969
                            -------    --------   -----    -------     ------
                            $58,889    $(53,563)  $(257)   $(1,921)    $3,148
                            =======    ========   =====    =======     ======
Estimated future costs to be incurred:
  Cash costs......................................................     $3,148
  Non-cash costs..................................................        --
                                                                       ------
    Total.........................................................     $3,148
                                                                       ======

  The significant cost components of the 1992 restructuring provision were as follows:

  Reengineering programs represent the estimated costs associated with reengineering certain of the Company's business processes and related activities and include direct expenses associated with various project teams related to the evaluation, design and implementation of a Company-wide synchronous manufacturing environment with cellular work stations, uniform work instructions and business center management and reporting ($23,286), severance and relocation for approximately 1,835 employees ($13,437), and consulting fees ($3,108).

  Capacity rationalization costs represent the estimated costs to be incurred in streamlining operations and include expenses related to severance and relocation for approximately 562 employees ($8,750), asset writedowns ($1,260) and the transfer and reinstallation of equipment ($9,048).

  Management periodically reevaluates the adequacy of the remaining reserve to provide for the estimated costs of implementing the restructuring program. Based upon this reevaluation, during 1994, the Company reversed the portion of the reserve related to a U.S. plant shutdown ($1,800) and a French social plan ($1,430) due to improved business conditions; additionally, certain other minor components of the restructuring reserve were adjusted on the basis of revised estimates.

  In 1994, the Company implemented additional restructuring programs related to its Morristown, Tennessee wax facility, its New Jersey-based airmelt business and certain of its administrative offices in France and recorded a restructuring provision of $4,432. During the period from January 1, 1995 to December 13, 1995, the Company canceled its plan for the closure of the airmelt operation and, accordingly, reversed the related restructuring reserve of $1,000 which had been established as of December 31, 1994. See Note 17 of the Notes to Financial Statements.

  As a result of the restructuring, total employment was reduced from 11,308 at the end of 1991 to 9,577 (including 262 employees of TCC, which was acquired in April 1995) at December 31, 1995 and 9,821 employees at March 31, 1996. In addition, the reduced delivery times and other improvements since 1992 have reduced the Company's inventory requirements, as discussed under "-- Liquidity and Capital Resources," below. The Company is continuing to evaluate cost reduction opportunities at certain plants and in certain programs.

  Aerospace Industry Trends. Trends in the commercial and (to a lesser extent) military aircraft markets affect demand for aircraft engines and in turn affect demand for the Company's components. The Company's aerospace airfoil business is approximately equally divided between parts for new engines and airfoil replacement parts. Both of these markets are dependent, in the long run, on the overall demand for air travel, which has risen in each of the last 25 years except 1991 (the year of the Persian Gulf war). The demand for new engines and the demand for structural castings are dependent in substantial part on the financial condition of the airline industry and procurement of military aircraft, while the demand for airfoil replacement parts is primarily dependent on the overall size and age of the airline fleet and the airlines' airfoil replacement parts inventory levels.

  In the new engine market, because order lead times for aircraft are generally about two years, scheduled aircraft deliveries give some indication of future engine and component requirements. Scheduled aircraft deliveries for over 100 passengers, including both options and firm orders, for 1996 are approximately 460 units (an increase from 1995 levels), and scheduled deliveries, including options and firm orders, are higher (approximately 506 units) for 1997. However, scheduled deliveries are subject to deferral or cancellation, as occurred extensively in the early 1990s. The Company's business is affected by any such cancellations and deferrals because the Company's customers place their component orders on a "just in time" basis and adjust their orders to their actual engine delivery schedules. As a result, backlog is not a significant indicator of future performance for the Company. See "Risk Factors--Effects of Aerospace Industry Economic Conditions and Cyclicality."

  The Company's replacement parts business would ordinarily benefit during periods in which new aircraft deliveries are delayed or canceled at the same time air travel is increasing, because fleet age and usage are increasing. However, because airlines were reducing inventory levels significantly during the 1991-1994 period, when the airlines also had a much larger than normal fleet of grounded planes from which they could cannibalize replacement parts, the Company believes that airfoil replacement parts demand was abnormally reduced. Management believes that trends toward larger and/or aging fleets and increased aircraft usage, and the reduction in the number of grounded planes from which replacement parts can be cannibalized, should benefit the Company's airfoil replacement parts and aerospace component refurbishment businesses. Howmet has initiated a process that may result in the sale of its refurbishment business, although no agreement has been reached. If the refurbishment business is sold, proceeds will be used to reduce indebtedness or invest in available opportunities in its existing businesses. The Company will retain its Thermatech coating operations in any disposition of its refurbishment business. Net sales of the refurbishment business that may be sold were $63.0 million in 1995 and $19.0 million in the first thirteen weeks of 1996. Earnings from operations of this business were immaterial in both periods. Apart from the benefits of proceeds if the business is sold, the impact of the sale will not have a material effect on liquidity.

  One of Howmet's largest customers, GEPS, in connection with its corporate-level policy decision to reduce sole sourcing, has exercised its right to terminate its 10 year long-term sole source contract with Howmet effective in early 1997, and has placed orders for certain components with the Company's principal competitor, PCC. The 10 year long-term contract being terminated is unusual since the Company's contracts generally range from one to three years, and the Company generally does not serve as the sole source for all of a customer's parts, as it has for GEPS. The Company therefore expects that its relationship with GEPS will be similar to its arrangements with other customers after giving effect to such termination. Based on the nature of the products presently in production and planned for production for GEPS, the Company expects to continue producing a substantial volume of castings for GEPS. To the extent that multiple sourcing by GEPS reduces the Company's volume in 1997, the Company presently has other business opportunities with other customers to make use of available capacity. As a result of the foregoing, management does not expect that such termination will have a material adverse effect on future operations.

  New Engine Introductions. The Company's shipments of components are also affected by the rate at which the Company's customers in the aerospace and IGT industries change their technology to promote new engine designs. Such changes typically require new component designs, and an increasing proportion of the Company's revenues in the last several years has been derived from shipments of newly designed, higher value DS and SC components for customers' latest engines. New engines typically require approximately two years of development before commercial production. The Company's performance has generally been stronger during those periods when more of its customers have new model engines entering commercial production since research and development expenses on those engines are declining while revenues are increasing. The Company is presently experiencing an unusually high level of new engine development by its IGT customers, most of which will require new directionally solidified ("DS") or single crystal ("SC") airfoil designs. Management believes that new engine introductions enhance the Company's competitive position because of the Company's research and development and production capabilities with respect to these higher technology components.

  Electricity and IGT Demand. The demand for electric power has risen at an average 3.4% annual rate worldwide for the 1984-1994 period (the most recent period for which information is available), while the proportion of the electric utility industry using IGT technology for new engines has also risen to an estimated 25% of new engines ordered. Although management does not expect the growth in electric power demand to continue at the same rates, management believes that growth in electricity consumption and IGT penetration of the power generation market, if continued, should improve demand for new engines and for replacement sales as the installed base of IGT engines ages.

  Customer Price Concessions. The Company has a relatively small number of key customers, each of which is a major manufacturer with significant bargaining power, and each of which seeks to minimize component costs in the engines it manufactures. See "Risk Factors--Concentrated Customer Base; Competition," "Business--Major Customers," and "--Competition." Pursuant to its long-term agreements with many of these customers, the Company shares the benefit of certain cost savings achieved in the manufacturing process for their components. In addition, the Company's aerospace customers have been under severe cost constraints in recent years due to the financial difficulties experienced by the airline industry. Due primarily to contractual price reductions and aerospace industry weakness, the Company has agreed to material price concessions in the period from 1993 through 1995. Such concessions have been at more moderate levels in 1995, reflecting the improvements in the airline industry and replacement parts demand, although management expects customer requests and contractual requirements for concessions to continue. The Company regularly discusses pricing with its major customers, and is seeking to price its products with greater focus on the value added by the Company's technology.

  LIFO Accounting. The Company accounts for its inventories on a LIFO basis, which frequently results in LIFO charges during periods when the Company's inventory levels and/or market prices of the Company's raw materials are increasing, and LIFO credits during periods when inventories and/or market prices are falling. Management believes these charges and credits do not affect the Company's ability to service debt, and therefore eliminates these LIFO adjustments in calculating Adjusted EBITDA.

  Quarterly Fluctuations. The Company's business is not generally seasonal. However, operating performance in the fourth quarter of each year can be somewhat difficult to predict because the Company's customers frequently adjust their year-end component inventories downward in December, deferring deliveries until January, to meet their own inventory management objectives. This tendency, in addition to the timing requirements of customer inventory needs in relation to engine production and delivery schedules, can cause quarterly fluctuations in the Company's operating performance that are not necessarily related to underlying business conditions.

  Accounting Changes. Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions," requiring that the estimated future cost of providing postretirement benefits such as health care be recognized as an expense when employees render services instead of when the benefits are paid. The cumulative effect of this change in accounting for postretirement benefits other than pensions was a charge of $49.3 million (net of tax benefits of $31.5 million) for the year ended December 31, 1993. See Note 3 of the Notes to Financial Statements.

  The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective as of January 1, 1993. SFAS No. 109 requires an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The benefit of adoption was not material. See Note 10 of the Notes to Financial Statements.

  In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is required to be adopted by the Company in 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are to be reported at the lower of carrying amount or fair value less cost to sell. Adoption of SFAS No. 121 is not anticipated to have a material adverse impact on the results of operations or financial position of the Company. See Note 3 of the Notes to Financial Statements.

RESULTS OF OPERATIONS

 Thirteen Weeks Ended March 31, 1996 Compared to Thirteen Weeks Ended April 2, 1995

  Net sales increased by $25.5 million or 10.8% to $261.4 million for the thirteen weeks ended March 31, 1996 from $235.9 million for the thirteen weeks ended April 2, 1995. The increase in net sales was primarily due to increases in shipments resulting from increased demand for aerospace and IGT airfoils, aluminum castings, and component repairs. Approximately $4.7 million of the increase resulted from the Company's acquisition of TCC in April 1995.

  The Company's gross profit increased by $14.0 million or 24.3% to $71.5 million for the thirteen weeks ended March 31, 1996 from $57.5 million for the thirteen weeks ended April 2, 1995, with $13.0 million of such increase due to the effect of volume increases. Overall selling prices were essentially even with the same period in the prior year. The Company's aggregate gross margin improved to 27.3% for the 1996 period from 24.3% for the comparable period of the prior year due primarily to volume increases.

  Selling, general and administrative expense increased by $3.2 million or 12.2% to $29.5 million for the thirteen weeks ended March 31, 1996. The increase was due primarily to expenses associated with the Company's promotion of new products and applications of casting technology consistent with its strategy, and increased consulting, employee benefit and compensation costs.

  Depreciation and amortization expense increased by $6.8 million or 81.9% to $15.1 million for the thirteen weeks ended March 31, 1996 from $8.3 million for the thirteen weeks ended April 2, 1995. Of the increase, $6.1 million is attributable to depreciation resulting from the step up of value of fixed assets in the Acquisition, amortization of goodwill and other intangibles such as patents and non-compete agreements. Other factors contributing to the increase were the acquisition of TCC that occurred in April 1995 and higher capital spending.

  Research and development expense increased $0.3 million or 5.1% to $6.2 million for the thirteen week period ended March 31, 1996 from $5.9 million for the first thirteen weeks of 1995. The amount of development work on new products was consistent between the first quarter of 1995 and the first quarter of 1996.

  The Company incurred net interest expense of $11.1 million for the thirteen weeks ended March 31, 1996 which represents a substantial increase over net interest income of $2.4 million for the comparable period of the prior year. The expense in 1996 resulted largely from new senior debt of $425.0 million and other borrowings incurred in the Acquisition Transactions, while in 1995 the Company recorded interest income on cash balances loaned to Pechiney Corporation.

  Other expense increased $0.8 million in the 1996 period from the same period of the prior year largely as a result of loss on sale of accounts receivable resulting from the Receivables Facility.

  The effective tax rate for the thirteen week period ended March 31, 1996 was 70%. This compares to an effective tax rate of 47.7% for the comparable period of the prior year. The higher rate in the current period reflects certain losses and expenses for which there were no associated tax benefits.

  As a result of the foregoing, net income was $2.3 million for the thirteen weeks ended March 31, 1996 compared to $9.4 million for the thirteen weeks ended April 2, 1995.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Results of operations for the full year ended December 31, 1995 are presented compared to the full year ended December 31, 1994 even though the Acquisition was effected on December 14, 1995. Management believes a full year comparison of 1995 and 1994 is more meaningful than comparing the full year 1994 to the period January 1, 1995 to December 13, 1995 and the period from December 14, 1995 to December 31, 1995.

  Net sales increased by $87.2 million or 10.2% to $945.5 million for the year ended December 31, 1995 from $858.3 million for the year ended December 31, 1994. The increase in net sales was primarily due to increased demand for aerospace airfoils, aluminum castings, and component repairs, offset in part by selling price reductions of $4.8 million. Approximately $13.5 million of the increase resulted from the Company's acquisition of TCC in April, 1995.

  The Company's gross profit increased by $15.1 million or 7.2% to $226.1 million for the year ended December 31, 1995 from $211.0 million for the year ended December 31, 1994, primarily due to the income effect of volume increases aggregating $26.6 millions of which approximately $2.5 million resulted from the acquisition of TCC. The favorable volume effect was partially offset by price reductions aggregating $4.8 million. The year 1995 also included a $5.4 million charge for workers' compensation claims incurred but not reported (incurred during the period due to the cessation of future insurance underwriting by a self-insurance subsidiary of Holdings, and an evaluation of such entity's remaining obligations). The Company's aggregate gross margin declined slightly to 23.9% for 1995 from 24.6% for 1994 due primarily to these charges.

  Selling, general and administrative expense increased $18.7 million or 20.6% to $109.6 million for the year ended December 31, 1995. The increase was due primarily to expenses associated with the Company's promotion of new products and applications of casting technology consistent with its strategy, and increased consulting and employee benefit and compensation costs. In addition, credits, representing adjustments of prior years' accruals (primarily for employee benefit programs), were recorded during the year ended December 31, 1994.

  Depreciation and amortization expense increased $2.3 million or 6.9% to $35.4 million for the year ended December 31, 1995 from $33.1 million for the year ended December 31, 1994. The increase results from the acquisition of TCC in April 1995 which accounted for $1.3 million of depreciation expense in 1995. The balance of the increase is attributable to depreciation resulting from the step up of value of fixed assets in the Acquisition, amortization of goodwill and other intangibles such as patents and non-compete agreements in the period from December 14, 1995 to December 31, 1995.

  Research and development expense increased $7.2 million or 37.5% to $26.4 million for the year ended December 31, 1995 from $19.2 million for the year ended December 31, 1994. The increase is largely attributable to additional development work on new IGT products in response to customer development schedules.

  During the year ended December 31, 1995, the Company canceled its plan for the closure of its Dover alloy airmelt operation, and accordingly, reversed the related restructing reserve of $1.0 million previously provided. The Company also reduced a reserve for moving administrative services to a central location for its operations in France by $0.6 million. See Note 17 of the Notes to Financial Statements. In 1994 the Company took a $1.0 million charge for the Dover alloy airmelt operation and a $1.5 million charge for closure of the Morristown, Tennessee wax manufacturing facility.

  Interest expense--affiliates for the twelve months ended December 31, 1995 increased to $2.1 million, $1.3 million higher than the $0.8 million of expense incurred for the twelve months ended December 31, 1994. The increase was due to higher borrowings by the Company's casting operations in France from Pechiney S.A. The borrowings were used to finance working capital additions and capital expenditures.

  Interest expense--third parties increased to $6.6 million for the twelve months ended December 31, 1995 from $4.0 million for the twelve months ended December 31, 1994. The increase of $2.6 million is primarily attributable to the $425.0 million of senior debt and other borrowings incurred in the Acquisition Transactions.

  Other, net expense increased $6.7 million from the same period of the prior year largely as a result of the Company's equity in losses of the Japanese joint venture and realized foreign exchange losses.

  The effective tax rate for the year ended December 31, 1995 was 47.7%. This compares to an effective tax rate of 200% for 1994. The lower rate in the current period reflects non-recurrence of certain losses from 1994 for which there were no associated tax benefits. In 1994 the Company recorded write-downs of goodwill totaling $47.4 million that were not tax deductible.

  As a result of the foregoing, net income was $26.5 million in the year ended December 31, 1995, compared to a $23.0 million loss for 1994.

 Year Ended December 31, 1994 Compared To Year Ended December 31, 1993

  Net sales increased $25.6 million or 3.1% to $858.3 million for the year ended December 31, 1994 from $832.7 million for the year ended December 31, 1993. The increase in volume was primarily related to IGT, component repair and aluminum casting markets which accounted for approximately $41.8 million of the change; however, this change was partially offset by lower selling prices aggregating $16.2 million.

  Gross profit declined by $18.3 million or 8.0% to $211.0 million for the year ended December 31, 1994 from $229.3 million for the year ended December 31, 1993 and the Company's aggregate gross profit margin declined to 24.6% in 1994 from 27.5% in 1993. The declines were primarily the result of a 1994 LIFO charge of $4.0 million, compared to a LIFO credit of $15.9 million in the prior year. This was due to rising alloy costs and less of a reduction in inventory quantities in 1994. The selling price reductions of $16.2 million also contributed to the decline; however, this was partially offset by a favorable volume impact of $23.4 million. Reduced labor and variable overhead costs resulting from the Company's restructuring program also had a favorable impact.

  Selling, general and administrative expenses decreased $13.5 million to $90.9 million or 12.9% for the year ended December 31, 1994 from $104.4 million for the year ended December 31, 1993. The decrease was primarily due to a decline in employee costs as well as continued cost reductions as a result of the Company's restructuring program.

  Research and development expense decreased $4.1 million or 17.6% to $19.2 million for the year ended December 31, 1994 from $23.3 million for the year ended December 31, 1993. The decrease was primarily attributable to a decrease in the level of new engine and redesign/reconfiguration development programs in 1994 in response to customer development schedules.

  During 1994, the Company recorded goodwill write-offs totaling $47.4 million, the principal component of which, $42.4 million, related to Cercast. Cercast is a producer of aluminum investment castings for the defense electronics and commercial aerospace industries which are primarily North American and European based. Management estimated that the market for aluminum investment castings in North America declined significantly due to downsizing in the defense industry sector and a then-existing downturn in commercial aerospace orders.

As a result, the industry shifted from a seller's market to a buyer's market with pricing under severe pressure. Similarly, the European market for aluminum castings experienced a decline due to weakness in both sectors of the aerospace industry. These conditions at the time resulted in Cercast achieving lower than expected sales and related profitability. The Company determined that the defense industry sector decline was permanent in nature and that based on its estimate of expected future operating results, the entire remaining goodwill balance would not be recoverable. The methodology used by management to evaluate the recoverability of goodwill was to discount ten years of projected cash flows at 12% (the Company's estimated long term cost of capital) together with an associated discounted earnings valuation for the remaining amortization period. The amount of impairment was measured on this basis as well. The forward projections made by management were based on approved budgets and related information and represented management's belief of the most likely future scenario.

  Interest income affiliates of $9.4 million for the year ended December 31, 1994 was $4.1 million higher than the prior year, largely as a result of additional interest earned on advances to Holdings.

  The effective tax rate for the year ended December 31, 1994 was in excess of 100% as compared to an effective tax rate of 39% in 1993. The significant increase in the 1994 effective tax rate was primarily attributable to nondeductible goodwill write-offs and goodwill amortization, as well as additional tax provisions. See Note 10 of the Notes to Financial Statements.

  As a result of the foregoing and in particular the Cercast goodwill write-off of $42.4 million, the Company had a net loss of $23.0 million in 1994, compared to a $6.2 million net loss in 1993.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company has funded working capital and capital expenditures with cash generated from operations. During the years ended December 31, 1995, 1994 and 1993, the Company's operating activities generated cash flows of $22.5 million, $91.4 million and $95.4 million, respectively. These amounts have been adjusted for significant noncash items including depreciation and amortization of $35.6 million, $33.1 million and $31.0 million for the years ended December 31, 1995, 1994 and 1993, respectively, as well as for goodwill write-offs of $47.4 million during the year ended December 31, 1994. Additionally, as a result of its restructuring programs and substantial progress in implementing Company-wide production standards, the Company has improved its inventory turnover. Offsetting this improvement, however, has been a recent trend of increases in the levels of accounts receivable as a result of increased sales by the Company and the extension of payment schedules by the Company's customers. Accounts receivable at December 31, 1995 were approximately $134.7 million, including retained receivables of $42.7 million. In connection with the Acquisition, the Company entered into the Receivables Facility to finance eligible accounts receivables on a revolving basis. This program initially provided approximately $51.4 million of financing upon consummation of the Acquisition, the proceeds of which were used to finance the Acquisition, and offers the Company additional liquidity through sales of receivables in the future on an ongoing basis. See "Description of the Receivables Facility."At December 31, 1995, $55.4 million of accounts receivable had been sold under the Receivables Facility. Such sales are reflected as a reduction of accounts receivable in the financial statements. Accounts receivable at December 31, 1994 amounted to $142.5 million; however, no receivables had been sold during the year ended or as of December 31, 1994. The increase in receivables was the primary cause of the decline in cash provided by operations in 1995, compared to 1994.

  After eliminating the Company's advances to Pechiney Corporation, the Company's primary investing activity has been for the Acquisition Transactions, net of cash acquired of $737.5 million in 1995, and for capital expenditures. The Company made capital expenditures totalling $42.8 million, $38.0 million, and $33.1 million for the years ended December 31, 1995, 1994 and 1993, respectively.

  After eliminating dividends to Pechiney Corporation, net cash provided by (used in) financing activities totaled $742.4 million (of which $751.6 million is related to the Acquisition Transactions), $4.5 million and

$(8.5) million during the years ended December 31, 1995, 1994 and 1993, respectively. Funds were used for the repayment of long-term debt of $57.0 million, $4.1 million and $20.9 million during the years ended December 31, 1995, 1994 and 1993, respectively.

  For the thirteen weeks ended March 31, 1996, the Company generated $33.3 million in cash from operating activities. Accounts receivable of $132.6 million including retained receivables from the Company's Receivable Facility remained comparable to December 31, 1995 levels, despite increased sales volume as collections performance improved. Inventories of $150.9 million were also comparable to December 31, 1995 levels. Accounts payable of $66.5 million increased from the December 31, 1995 year end levels of $59.0 million due to increased purchases from suppliers associated with increased sales.

  Capital expenditures through the March 1996 period were $5.2 million. Expenditures for the first quarter are below the level expected to occur for the remainder of the year. The Company anticipates capital expenditures levels in 1996 to be approximately $39.8 million.

  Obligations under the Revolving Credit Facility were $26.0 million at the end of December 1995 and $13.0 million at the end of March 1996. By the end of May 1996 the Revolving Credit Facility was paid down completely. The availability of the Revolving Credit Facility at the end of March 1996 was $109.0 million.

  A $21.0 million restructuring reserve has been established for Howmet SA. The cash impact of this restructuring is expected to occur predominately in 1997, and is expected to be paid out of operating cash flow and/or the Revolving Credit Facility. The Company is in the process of establishing revolving lines of credit in Europe, which should be in place in the third quarter of 1996.

  The Company also received approximately $7.0 million in the second quarter of 1996 and expects to receive at least an additional $10.0 million in the third quarter of 1996 as a result of cost recoveries under, and modifications of, certain customer agreements.

  Since the consummation of the Acquisition, the Company's principal sources of liquidity are cash flow from operations, securitized receivables, and borrowings under the Revolving Credit Facility. The Company's principal uses of liquidity are to provide working capital, service debt and finance capital expenditures.

  In connection with the Acquisition, the Company entered into the Senior Credit Facilities. The Senior Credit Facilities consist of a Senior Term Facility and a Revolving Credit Facility. The Senior Term Facility provides for an aggregate principal amount of $300.0 million in three tranches: (i) Tranche A, in the amount of $145.0 million, has a five year term maturing November 20, 2000 and quarterly amortization payments aggregating $15.0 million in the first year, $26.0 million in the second year and increasing thereafter to $37.0 million at maturity; (ii) Tranche B, in the amount of $100.0 million, has a seven year term maturing November 20, 2002, with nominal annual amortizations of $1.0 million in each of the first five years, and equal quarterly amortizations of the remaining outstanding balances in the sixth and seventh years; and (iii) Tranche C, in the amount of $55.0 million, has a seven and one half year term maturing May 20, 2003 with nominal annual amortizations of $0.6 million in each of the first seven years and equal quarterly amortizations of the remaining outstanding balances in the first sixth months of the eighth year. The Revolving Credit Facility provides a $125.0 million line of credit (less standby letters of credit), approximately $15.2 million of which was borrowed upon consummation of the Acquisition, and the balance of which is available for working capital requirements and general corporate purposes. However, amounts in excess of $100.0 million may be borrowed under the Revolving Credit Facility only if such amounts could otherwise be borrowed under the limitations on indebtedness in the Indenture. See "Description of Senior Credit Facilities." The weighted average interest rate on the Company's borrowings under the Credit Agreement at May 31, 1996 was 7.95%. The Revolving Credit Facility is non-amortizing and has a five-year term. The Company's obligations under the Senior Credit Facilities are guaranteed by the Company's domestic subsidiaries and Holdings and are secured by substantially all the assets of Holdings, the Company and its domestic subsidiaries, including the capital stock of the Company. See "Description of Senior Credit Facilities." A Canadian subsidiary of HAC also borrowed $10.0 million from a Canadian bank, the proceeds of which were used to finance the acquisition of Howmet Cercast (Canada), Inc.

  Based on 1995 operating results and operating cash flows and consistent with 1996 projections for capital expenditure levels and 1996 performance to date, the Company believes that it will be able to satisfy all scheduled interest and principal payments under the Senior Credit Facilities and to otherwise meet the Company's near-term and long-term liquidity requirements, out of operating cash flow, although no assurance can be given that it will be able to do so.

  In addition, the Company has agreed to guarantee certain indebtedness of its two joint ventures. As of December 31, 1995 the Company's joint ventures had outstanding indebtedness of approximately $22.8 million, of which the Company has guaranteed approximately $11.4 million. It is anticipated that such joint ventures may continue to incur indebtedness to fund their operations and that the Company will guarantee its share of such indebtedness. The Indenture limits but does not prohibit the Company from incurring additional guarantee obligations with respect to such indebtedness.

  Holdings is dependent upon dividends from the Company to fund Holdings' routine ongoing business expenses. The Indenture permits the Company to make such dividends to fund such expenses and to make payments in respect of the tax liabilities of the Company and its subsidiaries to the extent such payments are required to be made under the Tax Sharing Agreement. See "Certain Transactions--Tax Sharing Agreement" and "Description of Senior Subordinated Notes."

  As a result of the Acquisition, the Company experienced a significant increase in debt service requirements over historical levels due to its borrowings under the Senior Credit Facilities, the Canadian Borrowings and the Notes. Based upon the current level of operations, management believes that available cash flow, together with available borrowings under the Revolving Credit Facility and other sources of liquidity, will be adequate to meet the Company's anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments under the Senior Credit Facilities prior to final maturity.

ENVIRONMENTAL MATTERS

  The Company's capital expenditures for environmental compliance have not been material in any of the periods presented. The Company is currently investigating possible and known environmental contamination (including soil and groundwater contamination) at five domestic and five European facilities. In addition, as a result of off-site waste disposal prior to the Acquisition, the Company may be subject to liability for, and is currently involved in, certain matters relating to the investigation and/or remediation of environmental contamination at certain properties not owned or operated by the Company. In this regard, the Company has been or may be named a potentially responsible party ("PRP") under CERCLA and similar state statutes, at nineteen on-site and off-site locations.

  The amount and timing of payments the Company may be required to make with respect to environmental matters are uncertain at this time. However, based on management's best current estimates of potential liability, management believes that the Company's reserves (approximately $6.1 million at December 31, 1995) are adequate under current laws and regulations. In addition, as part of the Acquisition, Howmet Cercast S.A., Pechiney International and Pechiney indemnified Blade, and Blade assigned such indemnification rights to the Company, for any environmental liabilities occurring, originating, or existing prior to December 13, 1995 (the Acquisition closing date), which exceed the Company's reserves of $6.0 million as of June 30, 1995.

  In connection with their review of environmental matters related to the Acquisition, Thiokol and Carlyle retained independent consultants to assess the environmental liabilities of the European properties owned and operated by the Company. The Company has reviewed these reports and estimates actual expenditures at these properties to be between $1.3 and $3.0 million. As a result of the indemnification obligations of Howmet Cercast S.A., Pechiney International and Pechiney summarized above, the Company does not expect any net effect on its financial condition or results of operations from these European expenditures. See "Risk Factors--Environmental Matters" and "The Acquisition."

                                   BUSINESS

  Management believes that Howmet, founded in 1926, is the largest manufacturer in the world of investment cast turbine engine components for the jet aircraft and industrial gas power generation markets. The Company uses investment casting techniques to produce high-performance and high-reliability superalloy and titanium components to the exacting specifications of the major turbine engine manufacturers. In 1995, the Company generated revenues of $945.5 million and pro forma operating income, net loss and Adjusted EBITDA (as defined) of $31.3 million, $(19.1) million, and $86.3 million, respectively and cash flows from (used in) operating, investing, and financing activities, after eliminating the effects of advances and payment of dividends to Pechiney Corporation of $22.5 million, $(784.0) million and $742.4 million, respectively. For the three months ended March 31, 1996, the Successor Company generated revenues of $261.4 million, and operating income, net income and Adjusted EBITDA (as defined) of $20.7 million, $2.3 million and $35.3 million, respectively, and cash flows from (used in) operating, investing and financing activities of $33.3 million, $(8.3) million and $(17.4) million, respectively. For the three months ended April 2, 1995, revenues amounted to $235.9 million. Operating income, net income and Adjusted EBITDA (as defined) were $17.0 million, $9.4 million and $27.7 million, respectively, and cash flows from (used in) operating, investing and financing activities (excluding the effects of advances and dividends to Pechiney Corporation) were $(12.8) million, $(7.4) million and $0.7 million, respectively. EBITDA is the sum of (i) income before cumulative effect of change in accounting, (ii) provision for income taxes, (iii) depreciation and amortization expense, (iv) a goodwill write-off of $47.4 million in 1994, and (v) interest income (expense), net. Adjusted EBITDA includes EBITDA and (x) a restructuring credit of $1.6 million in 1995,
(y) LIFO inventory valuation adjustments of $4.4 million in 1995, $0.0 and $1.2 million, respectively, for the periods ended April 2, 1995 and March 31, 1996, respectively, and (z) a $4.8 million accrual in 1995 for workers' compensation claims incurred but not reported.

  Howmet's major customers are the world's largest jet aircraft engine manufacturers, including General Electric Aircraft Engines and Pratt & Whitney Aircraft, and the largest IGT engine manufacturers, including General Electric Power Systems, European Gas Turbine, Asea Brown Boveri AG, Siemens AG and Westinghouse. The Company is a leader in technological advancement and refinements of components for new and existing turbine engines. Management also believes that through its Cercast subsidiary, the Company is the world's largest producer of aluminum investment castings. The Company operates in four major business areas described below:

  Aerospace Castings. Management believes that the Company is the world's largest manufacturer of airfoils (both moving blades and stationary vanes) used in the hot gas path of an aircraft turbine engine, the area of the engine with the most severe operating conditions where performance and reliability are critical. Howmet estimates that it has an approximate 60% market share for aerospace turbine airfoils. Management also believes that the Company manufactures airfoils for every major jet aircraft turbine engine program currently in production or under development by its major customers. The aerospace castings market is strongly influenced by both the level of new aircraft construction and demand for commercial air travel. Although the cyclical downturn in the airline industry that began in the early 1990s adversely impacted revenues in this business area, the commercial aerospace market has shown signs of recovery during 1994 and 1995, favorably affecting the Company's 1995 operating results. Approximately half of Howmet's airfoil sales are for use in new engines and half are used in the airfoil replacement market. In addition to airfoils, the Company also produces large structural cast components and integral castings (multiple components in a single circular casting) for engine and airframe manufacturers. During 1995, the Company had aerospace castings revenues of approximately $498.5 million, or approximately 53% of total Company revenues.

  Industrial Gas Turbine Castings. Management believes that Howmet is the largest producer in the world of airfoils for land-based gas turbine engines. These engines are primarily used in utility power generation, as well as in mechanical drive applications for oil and gas processing and off-shore drilling. Growth in demand for efficient, lower cost electrical generation facilities with shorter construction lead times has resulted in expansion of demand for IGT engines, which management believes account for approximately 25% of new electric utility engines ordered worldwide. Airfoil products manufactured by the Company for the IGT market have performance and reliability requirements similar to those produced for the aerospace market, but generally are significantly larger in size. Howmet estimates that it produces approximately 70% of all IGT investment cast components sold in the world today. Management believes that the Company is currently the only manufacturer in production of technologically advanced DS and SC airfoils now required for the most advanced, higher efficiency IGT engines. During 1995, the Company had IGT casting revenues of approximately $300.6 million, or approximately 32% of total Company revenues.

  Aluminum Castings. Management believes that the Company, through Cercast, is the largest producer of aluminum investment castings for the defense electronics and commercial aerospace industries. Cast aluminum components, such as doors, pump housings and gear and electronic boxes, are produced for use in missiles, helicopters and military and commercial aircraft. During 1995, Cercast had revenues of $72.0 million, or approximately 7% of total Company revenues.

  In addition to its castings businesses, Howmet refurbishes precision turbine engine components for a wide range of jet aircraft end-users such as airlines, other aircraft operators and engine overhaulers. Aircraft engine overhaul and maintenance operations are required at regular intervals and normally use a combination of new engine components and worn or damaged components that are refurbished. Separately, the Company provides various products and services to third parties, including machining, component coating, and specialty alloys. During 1995, component repair and other businesses had revenues of approximately $74.4 million, or approximately 8% of total Company revenues. Howmet has initiated a process that may result in the sale of its refurbishment business, although no agreement has been reached. If the refurbishment business is sold, proceeds will be used to reduce indebtedness or invest in available opportunities in its existing businesses. The Company will retain its Thermatech coating operations in any disposition of its refurbishment business.

INVESTMENT CASTING INDUSTRY OVERVIEW

  The investment casting industry has evolved over time into numerous segments serving different customer applications and requirements, while using the same basic casting technology. The precision casting component segment, in which the Company competes, uses the most complex and technically demanding investment casting processes currently available. The primary use of precision castings has been in turbine engines, which operate most efficiently at high temperatures and require extremely reliable performance. Most segments of the turbine engine market are characterized by a limited number of large manufacturers of engines. Turbine engine manufacturers generally have long-term relationships with a small number of precision cast component suppliers based on the suppliers' knowledge of product specifications, regulatory and technological requirements, and involvement in new product development initiatives. Due to the significant technology and facility investments required, manufacturers rely on a small number of precision cast component suppliers. In most areas of this market segment, the Company estimates that together the Company and PCC account for more than 80% of total production. As a result, this industry segment is greatly influenced by conditions in the aerospace and IGT markets which are described below.

  Aerospace Market. The rate of component sales for aircraft engines depends on the rate at which new engines are being built and on the demand for airfoils as replacement parts on aircraft engines in service. The demand for airfoils therefore reflects the new aircraft requirements of airlines, the utilization rates of existing airline fleets and the demand for military aircraft engines. The industry's airfoil sales include significant volume in both the original equipment manufacturer ("OEM") and replacement markets. Structural components are sold almost exclusively to OEM customers, with virtually no replacement market.

  Aircraft engine component markets are substantially affected by the financial performance of the commercial airline industry, which experienced severe difficulties in the early 1990s. Worldwide deliveries of aircraft that carry more than 100 passengers declined from 844 in 1991 to 442 in 1995 and engine deliveries declined from 2,110 in 1991 to 1,323 in 1995. Widespread deferrals and cancellations of aircraft orders by the airlines in recent years directly affected the engine orders associated with these aircraft, which in turn adversely affected suppliers of aircraft components, many of whom, including Howmet, have undertaken restructuring programs while they continued to invest in the development of new products and technologies to meet future demand. Although the cyclical downturn in the airline industry that began in the 1990s adversely impacted revenues in this business area, the commercial aerospace market has shown signs of recovery during 1994 and 1995, favorably affecting the Company's 1995 operating results.

  One consequence of the delivery of fewer new aircraft to the airline industry, combined with continued growth in passenger miles traveled, has been an aging of the commercial fleet. Because maintenance requirements increase with aircraft and engine age and flight miles, the replacement parts and component repair businesses generally benefit from new aircraft delivery deferrals and cancellations. However, in the early 1990s, the replacement parts market was artificially depressed as airlines reduced their replacement parts inventories and also cannibalized a large number of aircraft that were taken out of service. Management believes that airlines have successfully reduced replacement parts inventories, and that replacement parts available from these grounded fleets have been greatly reduced, which has contributed to a recovery in the replacement parts market.

  IGT Market. Component sales for new industrial gas turbine engines are related primarily to the growth of global electricity consumption and pumping and transportation equipment requirements, while demand for replacement parts depends on the size and usage rate of the installed base of IGT engines. For the 1984-1994 period (the latest for which information is available), global electricity consumption has grown at an average annual rate of 3.4%. Much of this growth has been attributable to developing countries, particularly in Asia. Within the electricity generation market, gas turbine-generated power now represents an estimated 25% of the new engines ordered, while market share for nuclear-based power has declined and suitable new sites for hydroelectric power generation are less available. Although management does not expect the growth in electric power demand to continue at the same rates, management believes that growth in electricity consumption and IGT penetration of the power generation market, if continued, provides opportunities for the Company to increase new engine and replacement sales.

  Gas turbine power generation has several advantages over other power-generation methods, such as coal and nuclear-powered facilities, which management believes have led to increased demand for gas turbine engines. These advantages include lower average capital cost, shorter installation and regulatory approval time, ease of adding a new industrial gas turbine engine to an existing power plant to increase output, and the clean-burning characteristics of natural gas. These advantages of gas turbines are somewhat offset by the higher cost of natural gas as a fuel, which mitigates the demand for natural gas-fueled generating equipment, especially where gas supplies are limited, such as China.

  Aluminum Casting. Unlike the precision castings described above which are typically made of superalloys capable of withstanding extreme temperatures or of titanium, aluminum investment castings are designed to provide a lightweight and durable alternative to forged, fabricated or assembled components. These components typically cost less per unit than investment castings made of superalloys or titanium due to the lower alloy and production costs. As investment casting technology has evolved, techniques such as controlled solidification have augmented the mechanical properties of these aluminum components and led to the production of increasingly complex castings capable of a wide array of applications. The aluminum investment casting industry has historically been focused primarily on military applications but has recently diversified into more commercial aerospace applications. The market for aluminum investment castings in North America and Europe declined significantly in the early 1990s due to weak defense and commercial aerospace markets; however, the market has stabilized somewhat in 1994 and 1995.

COMPANY STRATEGY

  Enhance Worldwide Market Leadership Position. Howmet estimates that it has a 60% market share for aerospace airfoils. Management believes that the Company manufactures airfoils for every major jet aircraft turbine engine program currently in production or under development by its major customers. In addition, Howmet estimates that it produces 70% of all IGT cast components sold in the world today. Howmet seeks to enhance its position as the world leader in the precision cast component market for jet engines and IGT engines by capitalizing on its distinct advantages, such as its established North American and European base of capital equipment and tooling, its experienced research and development department with more than 70 engineers, and its established relationships with every jet aircraft and IGT engine manufacturer in the world.

  Focus on Technologically Complex, Value Added Investment Castings. Howmet has been at the forefront in the development and commercialization of numerous technological breakthroughs in the investment casting industry. Howmet's strategy is to continue its focus on developing higher priced and high margin airfoils which can withstand even greater material stress and higher temperature environments, thereby enabling OEMs to design more efficient engines. The Company intends to pursue this strategy by continuing to develop new applications for its critical DS and SC investment casting production techniques, and to improve those techniques. See "--Manufacturing."

  Provide Highest Possible Product Quality and Customer Service. The Company seeks to provide the highest possible level of customer service by keeping Howmet engineers on-site at customer locations to facilitate the integration of Howmet's components into the OEMs' final products and to work closely with OEMs as they develop new products. For example, Howmet has worked with GEAE over the last four years in the development of the GE90 aircraft engine and is under contract to supply airfoils for the GE90. In the IGT market, Howmet has been selected by Asea Brown Boveri to develop jointly all airfoil components for the GT24 and GT26 new generation IGT engines. In addition, the Company is seeking to continue to reduce lead times to meet customer demands for "just in time" delivery.

  Emphasize Growth through New Applications of Investment Casting and Technological Innovations: Howmet seeks to enter new market categories by developing an investment casting alternative to forged, fabricated or assembled components. In particular, the Company's strategy is to demonstrate this alternative to customers by using a rapid prototyping method, which produces a cast prototype for testing by the customer in a short time-frame without a significant upfront investment in tooling. In addition, the Company's strategy is to continue to improve and adapt new materials to enhance the efficiency of Howmet's existing components. One example of this is titanium aluminide, a material which is lighter than the alloys currently used in airfoils. Several jet aircraft engine manufacturers are currently testing airfoils made of titanium aluminide, which reduce the weight of selected airfoil components by approximately 50% while increasing efficiency.

  Continue Cost Reductions and Productivity Improvements: Since 1992 the Company has significantly reduced costs and improved productivity, and management believes that additional improvements can be achieved. From the beginning of 1992 to March 31, 1996, the Company's labor force has been reduced from approximately 11,308 to 9,821 employees worldwide. Specific programs underway at the Company include synchronous manufacturing, kaizen (a Japanese manufacturing management technique), standardization of manufacturing processes across the Company's manufacturing facilities worldwide, and specialization by Howmet's plants in production of certain families of castings.

MANUFACTURING

  In the investment casting process, an exact replica, or pattern, is produced by injecting wax or plastic materials into a die. If the part contains internal passages, a pre-formed ceramic core is inserted in the die cavity around which the pattern material is injected. A ceramic shell mold is then produced by dipping, or "investing" (hence the term "investment casting") the pattern assembly in a ceramic slurry, draining it, and then coating it with coarse ceramic stucco to strengthen the shell. After drying, this process is repeated several times, using progressively coarser grades of ceramic material, until a self-supporting shell has been formed. The coated assembly is then placed in a high-temperature furnace where the wax or plastic is removed from the shell through melting. Finally, the ceramic shell mold is fired to burn out traces of pattern material and to increase its strength.

  During casting, a pre-heated ceramic shell mold is filled with molten metal, typically nickel-base, cobalt-base, titanium or aluminum alloy, which is poured into the mold with the assistance of vacuum, pressure and/or centrifugal force. Once the poured mold has cooled, the residual shell and core are removed by a variety of methods and the parts are separated. The resulting near-net-shape components require only minor cleaning and finishing operations to become the final product.

  Customers in both the aerospace and IGT markets continuously seek improvement of turbine engine operating efficiencies through increased turbine operating temperatures and other performance enhancement, requiring the development of stronger, more heat resistant and more corrosion resistant engine components. The Company has responded to these requirements with improved metallurgical structures, and the Company's casting technologies have progressed from "Equiax" to "DS" and to "SC".

  Equiax is the conventional investment casting technology characterized by a random grain structure and non-directional strength properties. Much of the advancement in investment casting technology has involved controlling the formation of grain boundaries which result as a metal solidifies, and manipulating the effects of such formation on properties such as strength and heat resistance. Aligning grains can also increase ductility and strength in particular directions, such as along the length of a blade or vane, where stress is greatest. This alignment process also has significant beneficial effects on thermal fatigue properties. The DS casting process was developed to facilitate the formation of unidirectional grain boundaries. SC castings are composed of one crystal and represent the most advanced castings available. DS and SC components are priced substantially higher than the Equiax parts they replace, and a single SC airfoil may cost well in excess of $5,000 for a large IGT application. The more advanced DS and SC technologies represented more than 22% of the Company's 1995 total casting sales.

  Because of the strict performance required of its final products, Howmet carefully controls its manufacturing processes and materials and relies on vertical integration to assure a consistent and reliable source for such materials. Vertical integration also permits a greater level of protection for the proprietary techniques, materials and processes the Company uses to produce its castings. Vertical integration includes the production of waxes for casting patterns and the ceramic cores and the alloys Howmet uses in its castings.

  As a manufacturer of sophisticated OEM components, Howmet has met or surpassed all major OEM quality certifications and received all necessary FAA approvals for jet aircraft engines. In addition, each of Howmet's major casting facilities has been awarded ISO 9002 certification, an internationally recognized manufacturing standard.

  In aluminum castings, which are created using the basic casting procedures described above, Cercast utilizes a unique rapid solidification technology, which achieves static and dynamic metal properties that are superior to the properties produced by traditional processes. Due to this technology, Cercast's aluminum investment castings have been able to penetrate component markets for structural airframes and engines which had previously been reserved for other processes such as sheet assemblies, forgings and sand castings.

PRODUCTS AND SERVICES

 Aerospace Castings

  Howmet manufactures titanium and superalloy castings for aircraft turbine engines and airframe applications for customers worldwide. Aerospace products are manufactured to precise specifications provided by customers. Howmet's principal aerospace product group is airfoils for gas turbine engines. Airfoils consist of blades (rotating foils) and vanes (non-rotating foils) as well as integral castings such as turbine rotors and nozzle rings for smaller engines where an entire set of blades and related components are cast together. Howmet also produces structural components, or "structurals," for both engine and airframe applications. Structurals are support components of engines, such as engine casings, frames, bearing housings, and airframe components. Set forth below is a summary description of Howmet's major aerospace products:

  PRODUCT                                           SUMMARY PRODUCT
 CATEGORY   MAJOR PRODUCTS                    DESCRIPTION AND APPLICATION
 --------   --------------                    ---------------------------
 Airfoils   Blades         High temperature superalloy rotating components for use in tur-
                           bine engines. Blades act as fans which are driven by the hot gas flow.
            Vanes          High temperature superalloy non-rotating components for use in turbine engines. Vanes are the fixed airfoils which direct the gas flow.
 Integrals  Turbine rotors Integrated cast rotating wheels of blades primarily for use in smaller engines. Turbine rotors are similar to blades in their application but are manufactured as an integrated part and not a build-up of separate parts.
            Nozzle rings   Integrated cast non-rotating ring of vanes primarily for use in smaller engines. Nozzle rings are similar to vanes but are manu-
                           factured as an integral component.
            Compressor     Integrated cast non-rotating ring of compressor vanes for use in
            stators        both small and large engines. Compressor stators are similar to vanes but are manufactured as an integral component.

  PRODUCT                                              SUMMARY PRODUCT
 CATEGORY     MAJOR PRODUCTS                     DESCRIPTION AND APPLICATION
 --------     --------------                     ---------------------------
Structurals  Frames           Large diameter thin-wall cases used to support their respective sections of turbine engines such as fans, compressors and tur-
                              bines.
             Bearing housings Large diameter, heavy structural supports for bearings.
             Airframe         Titanium structures for commercial and military aircraft.
             components

  Airfoils. Howmet was a pioneer in the airfoil casting process, including casting intricate internal and external features in numerous sophisticated alloys while maintaining stringent quality requirements. Investment casting improves quality by maintaining a high degree of control over the crystal structure of components for strength, heat resistance and durability. Airfoils manufactured by the Company operate in the hot gas section of jet aircraft and IGT engines, which require the Company's components to operate for prolonged periods of time at temperatures that can exceed 2,000 degrees Fahrenheit. Airfoils can be either cored (hollow) or non-cored (solid), depending on customer specifications. Cores allow the flow of cooling air through the inside of the airfoil's structure to help maintain a lower temperature on the surface of the airfoil. Vanes are made in either single airfoils or in groups of clustered airfoils cast simultaneously.

  Howmet believes that it has become a leading supplier of airfoils for virtually every aerospace gas turbine engine manufacturer. Airfoils are uniquely designed for each engine model, and for each stage of that engine. Typically, there are three to eight turbine stages, each one with between 60 and 90 identical sets of airfoils. Because of the hot gas path location of the airfoils (as opposed to structural parts), a predictable degradation of airfoils occurs with elapsed engine operation time. This severe environment necessitates demanding product requirements and ultimately the need for replacement parts and/or refurbishment. The Company's airfoil business is approximately equally divided between sales to OEMs for new engines and sales to engine manufacturers of airfoils that are resold as replacement parts.

  Integrals. Integral castings are turbine rotors, nozzle rings and compressor stators with circular rings of airfoils. As these are cast contiguously with their supporting structures, integrals replace several fabricated assemblies and provide cost efficiencies in machining, fixtures, joining and inspection, in-house inventories and lead times. Cast integrals consistently are dimensionally superior to many fabricated or forged products. Integrals are found on smaller engines designed for use on helicopters, trainers, regional aircraft, and in the business and personal aircraft market as well as stators for larger engines.

  Structurals. Structurals are support components of engines, such as engine casings, frames, bearing housings, and airframe components. Howmet entered the market for structural castings in the early 1980s after aircraft manufacturers began using cast components in aircraft engines as a cost savings measure. Howmet saw this market as an opportunity to increase its participation in engine component sales through an extension of its casting technology. The structurals market is separated into engine and airframe segments with a further division between large (up to 609 in dimension) and small (249 maximum dimension) superalloy and titanium castings in each of these categories.

  Howmet is one of four principal competitors serving the large structural casting market, which requires specialized technology and large equipment. Structurals are usually made of lighter weight titanium (for use in colder engine sections) and superalloys (for use in hot sections) for their strength and temperature performance properties. Engine structurals are circular engine components such as fan frames, compressor cases and bearing housings that support and surround the various internal working components of a turbine engine. Airframe structurals are of various dimensions (generally not round) and form part of the airframe structure, and most such structural components are made from titanium alloys for their weight and strength advantages.

 Industrial Gas Turbines

  Management believes that Howmet is the leading manufacturer of superalloy components for land-based gas turbine engines worldwide. These IGT products principally consist of airfoils (which, like airfoils for aircraft, include moving blades and stationary vanes) for gas turbines involved in utility power generation, and also include mechanical drive applications for industrial and pipeline operations, oil and gas processing and off-shore drilling. The Company's products can be found in a wide range of industrial gas turbines, from small units with capacity of as little as 1,500 kilowatts to large systems producing in excess of 200 megawatts. In addition to IGT airfoils, Howmet also manufactures IGT shroud blocks, which are vane holders that provide a seal to fix each vane into its proper position.

  IGT airfoils are similar in composition to those produced for aerospace turbines except that they are often significantly larger. IGT airfoils for large turbines can be as long as 30 inches and weigh as much as 300 pounds. Their size makes many IGT airfoils more difficult to cast than smaller aerospace airfoils with the same mechanical properties. Management believes that Howmet is the only company currently capable of serial production of large DS and SC cast components for the IGT market and that this expertise provides the Company with significant opportunities. Management also believes that other combustor and compressor components of IGT engines represent a future market opportunity for the Company.

 Aluminum Castings

  Through its Cercast subsidiaries, the Company produces aluminum investment castings for defense and commercial aerospace markets. Applications include electronic packaging, electro-optical system housings, engine parts, pumps and compressors as well as aerospace structural components. Cercast has reduced its reliance on declining defense industry production, which has fallen from approximately 85% of revenues in the early 1990s to approximately 50% in 1995.

 Aerospace Component Repair and Other Businesses

  Howmet operates component repair facilities entirely devoted to the refurbishment of a wide range of components for jet aircraft engines. These facilities serve airlines, overhaul shops and other refurbishment facilities, focusing primarily on turbine hot section components such as blades, vanes, and shrouds. Howmet can repair and return to service engine-ready turbine hardware for both large and small engines made by most engine manufacturers. Howmet also offers customers immediate replacement of certain parts from its refurbished component inventory. As a cost control measure, airlines are increasingly willing to consider refurbishment of components rather than replacement since component repair prices are often substantially lower than the price of new components.

  An array of technically sophisticated processes are required to restore turbine components to their original equipment specifications. These include various machining processes such as electric discharge machining, grinding, turning, milling, laser cutting and drilling. All repaired parts undergo detailed quality control inspection, including evaluations involving coordinate measurement, optical comparison, fluorescent penetration, ultrasonic and airflow analyses, x-ray examination, and metallographic and hardness tests. The refurbishment market is highly regulated, with FAA and OEM certifications required for each refurbishment process used for components and for each refurbishment facility. There is also a market for refurbishment of IGT products, in which the Company does not actively participate.

  Howmet has provided coating services to aerospace and other industries since the early 1960s. The Company's protective metallic and ceramic coatings are designed to prolong the life of complex turbine components by improving their resistance to wear, oxidation and corrosion. Howmet provides four different coating processes to customers: diffusion coating, overlay coating, recoating and masking. Howmet also offers customers machining services, develops a variety of alloys to meet customer needs, and provides research and development services on specific customer projects, as discussed below.

  Howmet has initiated a process that may result in the sale of its refurbishment business, although no agreement has been reached. If the refurbishment business is sold, proceeds will be used to reduce indebtedness or invest in other opportunities. The Company will retain its Thermatech coating operations in any disposition of its refurbishment business.

 Joint Ventures

  Howmet presently is participating in two joint ventures. In Japan, Komatsu-Howmet Ltd. is a jointly owned investment casting business which serves IGT and aerospace customers, primarily in Japan and other Asian countries. Howmet currently holds an option to purchase Komatsu's interest in this venture. The Company has agreed to guarantee 50% of the indebtedness of this venture. As of December 31, 1995, Komatsu-Howmet Ltd. had approximately $22.8 million of indebtedness outstanding. In addition, R-H Components Technology L.C. ("RHCT") is a joint venture with Rolls-Royce plc and Rolls-Royce Inc. organized to serve the North American refurbishment market for aircraft engine parts (excluding PWA parts). RHCT has a line of credit for up to $4.0 million which is guaranteed by Howmet. These joint ventures are accounted for by the equity method.

RESEARCH AND DEVELOPMENT

  Howmet has pursued technological advancement over many years to establish a technology leadership position in the investment casting industry. Howmet has been a leader in developing new investment casting processes such as the Mono-Shell(TM) process for mold formation, and in putting the DS and SC casting processes into commercial production. Howmet has also been a leader in fine grain casting, hot isostatic pressing (a pressurizing process performed near the melting point of metal to increase its density), and the chemical vapor deposition coating process.

  A portion of the Company's total research and development budget comes from Howmet's customers, who regularly retain Howmet for specific projects. Howmet also provides research and development services by contract to governmental agencies.

  At March 31, 1996 Howmet's research center staff of 182 includes 71 degreed engineers and scientists. The center includes eight departments. Foundry Technology develops new foundry materials, melting and casting processes, and rapid prototyping of new products. Ceramic Technology develops new pattern, core and shell materials essential to the production of high quality investment castings. Advanced Technology concentrates on new materials, processes and products, with a view toward both current customer requirements and long term requirements. Surface Technology supports the requirements of the Company's refurbishment and coatings businesses. Quality and Technical Services oversees corporate quality and mechanical, physical, and chemical property testing of materials. Manufacturing Technology designs and builds proprietary equipment for Howmet's plants. The Environmental Engineering Group oversees Howmet's compliance with applicable environmental laws and regulations. The Corporate Research Center in Whitehall, Michigan also maintains a close association with the corporate engineering staff in Hampton, Virginia for direct interaction with all the casting plants to help develop new and more efficient casting technologies for production. In addition to the Research Center, each of the plants maintains a Development Center for specific product development to meet customer needs.

  Cercast also maintains a research and development staff to improve the aluminum investment casting process. This staff develops casting processes, specialty materials, including stable pattern waxes and hybrid ceramic shell molds, as well as the use of pre-formed ceramic coring, which enables Cercast to produce a diverse range of large, thinwall and complex geometries.

  The Company's aggregate research and development expense for the years ended December 31, 1993, 1994 and 1995 were $23.3 million, $19.2 million and $26.4 million, respectively.

MAJOR CUSTOMERS

  Management believes that Howmet is the leading provider of precision investment casting components to the leading producers of aircraft gas turbine engine components. The Company's principal customers in the aerospace gas turbine engine market are Pratt & Whitney Aircraft ("PWA") (which, together with Pratt & Whitney-Canada, represented 15% of the Company's 1995 net sales) and General Electric Aircraft Engines ("GEAE"). The Company's other aerospace engine customers (none of which represented more than 4% of 1995 net sales) are AlliedSignal, Fiat, Allison, MTU, Rolls-Royce, Walbar (a division of Coltec) and SNECMA S.A. ("SNECMA"). Sales to the top ten aerospace customers represented approximately 37% of the Company's net sales in 1995. See "Risk Factors--Concentrated Customer Base."

  Howmet focuses its production efforts primarily on airfoils for all the above customers. The Company believes it is the majority airfoil supplier for PWA, PWA-Canada, and AlliedSignal and is a principal supplier to the other customers. Howmet estimates that it holds a nearly 50% share at GEAE. Two engine builders (Rolls-Royce and SNECMA) produce a substantial portion of their requirements through their own captive airfoil foundries, a strategy management does not expect other customers to follow. See "--Competition."

  Management also believes that Howmet is the leading provider of precision investment casting components to the leading producers of land-based industrial gas turbine engines. General Electric Power Systems ("GEPS") (which represented 10% of the Company's 1995 net sales) is the Company's largest IGT customer. The Company's other IGT customers (none of which represented more than 5% of 1995 net sales) are European Gas Turbine ("EGT") (which manufactures GEPS-designed engines), Asea Brown Boveri AG ("ABB"), Siemens AG ("Siemens") Westinghouse Electric Corporation ("Westinghouse"), Nuovo Pignone, Solar, and Westinghouse-Canada. Sales to GEPS and GEAE collectively represented approximately 21% of Howmet's 1995 net sales. Sales to the Company's top five IGT customers accounted for approximately 28% of 1995 net sales. See "Risk Factors--Concentrated Customer Base."

  Contractual relationships with the Company's principal customers vary. Approximately one-half of the Company's business is derived from multi-year contracts, typically three years in length. Multi-year agreements currently exist with PWA, PW-Canada, GEAE, GEPS, Allison, AlliedSignal and Westinghouse. Under these contracts, the Company's customers agree to order from the Company, and the Company agrees to supply, specified percentages of specified parts at specified pricing over the life of the contracts. The customers are not required to order fixed numbers of parts, although pricing may be subject to certain threshold quantities. Historically, many customers have chosen to single source most components due to the high cost of tooling and process qualification, but multiple sourcing is increasing. Most of these contracts include provisions requiring specified price reductions over the term of the contract, based on lower production costs as programs mature, shared benefits from other cost reductions resulting from joint production decisions, and negotiated reductions. One of Howmet's largest customers, GEPS, in response to a corporate policy decision to reduce sole sourcing, has exercised its right to terminate its 10 year long-term sole source contract with Howmet effective in early 1997, and has placed orders for certain components with PCC. The 10 year long-term contract being terminated is unusual since the Company's contracts generally range from one to three years, and the Company generally does not serve as the sole source for all of a customer's parts, as it has for GEPS. The Company therefore expects that its relationship with GEPS will be similar to its arrangements with other customers after such termination. Based on the nature of the products presently in production and planned for production for GEPS, the Company expects to continue producing a substantial volume of castings for GEPS. To the extent that multiple sourcing by GEPS reduces the Company's volume in 1997, the Company presently has other business opportunities with other customers to make use of available capacity under current market conditions. See "--Competition." Contractual relationships are mainly technology driven, particularly in high efficiency, complex designs.

COMPETITION

  The Company has an estimated 57% market share in the aerospace airfoil market where competition is limited primarily to one major company, Precision Castparts Corporation ("PCC"), due largely to high entry costs and significant technical requirements. PCC is a public company with calendar year 1995 reported sales of $520.0 million and an estimated 35% share of the aerospace airfoil market. Management believes PCC's capabilities have improved in recent years, and that PCC has greater capital resources than the Company. Management also believes that the remainder of the market is split among numerous smaller participants, none of which has a significant share. The Company's competition with PCC and any other competitor that enters this market is based on providing increasing levels of quality and complexity and outstanding service at the lowest possible cost.

  Until the early 1980s, when Howmet entered the structural castings market, PCC was also the only producer of large structural casting components. PCC remains the industry leader, and the Company estimates its own market share at 15%.

  Certain of Howmet's major aerospace customers, GEAE, PWA and AlliedSignal, have each tried in the past to be more vertically integrated by establishing their own airfoil casting operations, but have discontinued such efforts. Management does not expect any of Howmet's domestic airfoil customers to begin vertical integration projects in the foreseeable future. Apart from Howmet and PCC, the only other significant manufacturers are the captive foundries at Rolls-Royce and SNECMA. Management believes there are no presently foreseeable threats of competing technologies or significant additional competitors within the airfoil product line. While several partnerships are being explored between certain of the Company's customers and Eastern European or Far East companies that have manufacturing capabilities for investment castings, management believes these companies cannot presently meet strict Western standards of quality and timely delivery, and that these partnerships might produce primarily low-technology castings for local markets.

  Competition in the IGT component market is also based on technology, price and customer service. Howmet is the leading participant in the IGT airfoils investment casting market with an estimated 75% market share. PCC, with an estimated 15% market share, is the Company's primary competitor. Management believes that the remainder of the market is split among numerous smaller participants, none of which has a significant share. As with the aerospace castings market, the IGT market has high entry costs and significant qualification and technical requirements that limit competition from new competitors. In the large IGT segment of the market, management believes that Howmet's ability to manufacture large, complex components with SC and DS technologies differentiate Howmet substantially from its competitors. In the mature and lower technology small IGT business, PCC and the other competitors are more active.

  Airfoils represent a substantial cost component of aerospace and IGT customers' engines, and customers are increasingly focused on reducing costs and increasing competition. The companies' major customers are intensely price competitive with each other, and this price competition increases their incentives to reduce costs from their suppliers. The conversion of excess aerospace component capacity to IGT capacity has further encouraged customers to foster competition in the IGT market.

  Aluminum casting manufacturers also compete on the basis of price, quality and service. Most of Cercast's competitors are either small entrepreneurial companies or divisions of larger industrial groups. Management believes that Cercast's proprietary technology and innovations give Cercast a competitive advantage.

  Competition in the component repair market is primarily based on reliability of service, pricing, quality, and turn time. Potential new entrants to the repair market face barriers to entry based on technology, financial resources, regulatory compliance and demonstrated experience. Since most customers desire no more than two or three suppliers, demonstrated experience is very important to sustaining or expanding market share. Howmet's principal competitor in the repair market and the largest participant in the market is Chromalloy Gas Turbine ("Chromalloy"). Chromalloy is the largest operating unit of Sequa Corporation, a diversified industrial engineering company. SIFCO Industries, Inc. and Indivers N.V. (Interturbine) are the Company's other significant competitors in this market.

SALES AND MARKETING

  Howmet's sales and marketing group includes a centrally managed sales force of thirty-two salaried sales representatives and two commissioned representatives for all of its cast products. A Senior Vice President oversees a network of eight regional business managers and a manager of business planning. Most regional managers have significant plant experience, and most sales representatives have significant technical experience.

  Management believes the technical nature of the turbine business has fostered close working relationships between the Company and its customers, which are necessary to help shorten development lead times on new components and to insure quality and cost control over the final product, and maintaining and expanding such relationships is one of the Company's principal strategies. The eight regional sales offices are generally located near major customers. For example, the eastern United States office is located in East Hartford, Connecticut, near PWA; the mid-western office is located in Blue Ash, Ohio, close to the GEAE plant; and the western United States office is in Phoenix, Arizona, near the AlliedSignal aircraft engine operation. In the United States, relationships with the large IGT product customers are coordinated by the business manager in the Hampton, Virginia, casting plant, where most IGT products are manufactured. This manager has four technical and support personnel under his control specifically dedicated to the GEPS IGT account, including two technical representatives located at the GEPS Greenville, South Carolina manufacturing plant. In addition, several field representatives maintain offices within customers' plants. These representatives are often engineers with plant experience who are invited by Howmet's customers to locate within their facilities.

  Orders for components are primarily awarded through a competitive bidding process, and drawings and specifications for each part to be bid are sent to the appropriate manufacturing plant, which consults with engineering, quality and business center managers in the plant as part of the formal bid process.

  Cercast sells its products through a network of seventeen independent representatives, plus one direct sales person, who are managed by four regional sales managers under the direction of Cercast's Vice President, Marketing.

  Refurbishment has its own sales force, supplemented by area sales coverage for overseas markets.

SUPPLY

  The Company's raw materials include a number of metals and minerals used to produce the alloys included in its castings, including titanium, hafnium, aluminum, nickel, cobalt and copper, among others. The Company has multiple sources of supply for most of these metals and has not experienced any material supply interruption for more than twenty years. Prices of these materials can be volatile, and the Company engages in forward purchases of some of these materials under certain market conditions, and passes certain price fluctuations through to customers pursuant to its long-term agreements. The Company ordinarily does not, however, otherwise attempt to hedge the price risk of its raw materials.

PROPERTIES

  Howmet has eighteen facilities in the United States, three in France, and two in Great Britain. Cercast has three facilities in the United States, two in Canada, and one in France. Except as indicated, the facilities described below are all owned by Howmet, Cercast or their subsidiaries:

AEROSPACE/INDUSTRIAL GAS TURBINES         REFURBISHMENT & COATING OPERATIONS

 LOCATION (NUMBER OF
     FACILITIES)        SIZE (SQUARE FEET)
 -------------------    -----------------
Cleveland, Ohio.......          100,000
Dover, New Jersey (2).          240,737
                                115,292
Hampton, Virginia.....          280,000
                         4,090 (leased)
LaPorte, Indiana......          186,100
Morristown, Tennessee.           85,000
Whitehall, Michigan
 (5)..................          253,018
                                 43,029
                                 56,180
                                 65,940
                                 23,531
Wichita Falls, Texas..          206,300
Winsted, Connecticut..           81,000
Dives, France (capital
 lease)...............          255,858
Exeter, U.K. (2)......          184,350
                                 65,650
Gennevilliers, France.           47,361
Le Creusot, France....          156,077

    LOCATION                                                                                      SIZE (SQUARE FEET)
    --------                                                                                      -----------------
Branford, Connecticut............................................................................         138,420
Claremore, Oklahoma..............................................................................          75,000
North Haven, Connecticut.........................................................................          65,000
Wichita Falls, Texas.............................................................................         125,000
Whitehall, Michigan..............................................................................         114,270

                                                         CERCAST
    LOCATION                                                                                      SIZE (SQUARE FEET)
    --------                                                                                      -----------------
Bethlehem, Pennsylvania..........................................................................  17,000 (leased)
City of Industry, California.....................................................................  50,000 (leased)
Hillsboro, Texas.................................................................................  51,000 (leased)
Evron, France....................................................................................          81,000
Georgetown, Ontario..............................................................................          37,000
Montreal, Quebec.................................................................................          97,000

ENVIRONMENTAL MATTERS

  The Company is subject to comprehensive and changing international, federal, state and local environmental laws, including those governing discharges to the air and water, the handling and disposal of solid and hazardous wastes, and the remediation of contamination associated with releases of hazardous substances or materials. Management believes that it is currently in material compliance with such environmental laws. However, if it is determined that the Company is not in compliance with current environmental laws, the Company could be subject to penalties. The amount of any such penalties could be material. In addition, the Company uses solvents, waxes, metals, caustics, acids, oils and other hazardous substances, and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties the Company may be held liable and may be required to pay the cost of remedying the condition. The amount of any such liability could be material.

  The Company's facilities have made, and will continue to make, expenditures to comply with current and future environmental laws. The Company anticipates that it will incur additional capital and operating costs in the future to comply with existing environmental laws and new requirements arising from new or amended statutes and regulations. In addition, because the applicable regulatory agencies have not yet promulgated final standards for some existing environmental programs, the Company cannot at this time reasonably estimate the cost for compliance with these additional requirements. The amount of any such compliance cost could be material.

  The Company has established reserves ($6.1 million at December 31, 1995) that it believes are adequate to satisfy substantially all of its environmental liabilities under present laws and regulations. In addition, in connection with the Acquisition, Howmet Cercast S.A., Pechiney International, and Pechiney are required to indemnify Blade with respect to certain environmental matters, and Blade assigned these rights to the Company as part of the Offering of the Senior Subordinated Notes. Pursuant to the Stock Purchase Agreement, Howmet Cercast S.A., Pechiney International and Pechiney are obligated to provide full indemnification for certain excluded liabilities including environmental liabilities associated with (i) mining operations that were discontinued, (ii) businesses or operations that were sold or otherwise disposed of at the time of the Acquisition, and (iii) subsidiaries that were transferred at the time of the Acquisition. In addition, Howmet Cercast S.A., Pechiney International and Pechiney are obligated to indemnify the Company for certain environmental liabilities in existence at the time of the Acquisition, including those associated with the handling or presence of hazardous substances within or outside the boundaries of any Company facility, the failure of any Company facility to be in compliance with applicable environmental laws, and any other pre-closing act, omission or condition with respect to the Company that gives rise to liability under any environmental laws, to the extent such costs exceed reserves of $6.0 million on the Company's balance sheet at June 30, 1995. The indemnification obligation is not limited as to amount. There can be no assurances, however, that Howmet Cercast S.A., Pechiney International and Pechiney will indemnify the Company for all such environmental matters set forth above when requested by the Company. If Howmet Cercast S.A., Pechiney International and Pechiney do not honor their indemnification obligations, the Company likely would be responsible for such matters and the cost of addressing such matters could be material.

  The Company is subject to liability for, and is currently involved in, certain matters relating to the investigation and/or remediation of environmental contamination at properties owned and operated by the Company. The Company is currently investigating possible and known contamination (including soil and groundwater contamination) at the following North American facilities: Whitehall, Michigan; Dover, New Jersey; La Porte, Indiana; Branford, Connecticut; and Hillsboro, Texas. The Company currently estimates that the total investigation and remediation costs at these facilities may range from $0.6 million to $4.8 million.

  In connection with their review of environmental matters related to the Acquisition, Thiokol and Carlyle retained independent consultants to review the environmental liabilities associated with the European properties owned and operated by the Company. The environmental consultants concluded in that review that the total environmental liabilities associated with those facilities ranged from $1.3 million to $6.5 million with actual expenditures to range from $1.3 to $3.0 million. As set forth above, Howmet Cercast S.A., Pechiney International and Pechiney are obligated to indemnify the Company for the costs associated with these environmental liabilities to the extent that the total pre-closing environmental liabilities of the Company exceed reserves of $6.0 million at June 30, 1995. As set forth above, however, there can be no assurances that Howmet Cercast S.A., Pechiney International and Pechiney will indemnify the Company for all such environmental matters set forth above when requested by the Company. If Howmet Cercast S.A., Pechiney International and Pechiney do not honor their indemnification obligations, the Company likely would be responsible for such matters and the cost of addressing such matters could be material.

  The Company could also have contingent liability exposure for environmental contamination and related costs associated with certain discontinued mining operations owned and/or operated until the early 1960s. These liabilities include approximately $15.5 million in remediation and natural resource damage liabilities at the Blackbird Mine Site in Idaho and approximately $4.0 million in investigation and remediation costs at the Holden Mine Site in Washington. However, the Company has never owned or operated any of these facilities, the Company has been dismissed as a defendant in the Blackbird mine proceedings, Pechiney and Holdings are primarily liable with respect to such liabilities, and Howmet Cercast S.A., Pechiney International and Pechiney have agreed to indemnify Blade for such environmental liabilities as described above. Blade assigned its rights to the Company with respect to any such indemnification to the extent the Company incurs liability with respect to such matters. For the reasons indicated, the Company has not established reserves with respect to any such liabilities.

  The Company is subject to liability under the CERCLA and similar state statutes for the investigation and remediation of environmental contamination at properties owned and/or operated by it and at off-site locations where it has arranged for the disposal of hazardous substances. Courts have determined that liability under CERCLA is, in most cases, joint and several, meaning that any responsible party could be held liable for all costs necessary for investigating and remediating a release or threatened release of hazardous substances. As a practical matter, liability at most CERCLA (and similar) sites is shared among all the solvent PRPs. The most relevant factors in determining the probable liability of a PRP at a CERCLA site usually are the cost of the investigation and remediation, the relative amount of hazardous substances contributed by the PRP to the site, and the number of solvent PRPs.

  As a result of off-site waste disposal prior to the acquisition, the Company is subject to liability for, and is currently involved in certain matters relating to the investigation and/or remediation of environmental contamination at properties not owned or operated by the Company. The Company has been or may be named a PRP at the following sites: Heleva Landfill, Pennsylvania; Novak Sanitary Landfill, Pennsylvania; Conservation Chemical Site, Indiana; Metcoa Landfill, Pennsylvania; Barkhampstead Landfill, Connecticut; Combe Fill South Landfill, New Jersey; PJP Landfill, New Jersey; Thermo Chem., Inc., Michigan; Solvent Recovery Service, Connecticut; Wichita Falls, Texas 76703 Site, Texas; Spectron Superfund Site, Maryland; PCB Treatment Inc. Site, Missouri; and Omega Chemical Corporation Site, California. The Company currently estimates that its total liability at those sites may range up to $4.2 million. As set forth above, Howmet Cercast S.A., Pechiney International and Pechiney are obligated to indemnify the Company for the costs associated with these liabilities to the extent that the total pre-closing environmental liabilities of the Company exceed the above-mentioned reserves of $6.0 million at June 30, 1995. As set forth above, however, there can be no assurances that Howmet Cercast S.A., Pechiney International and Pechiney will indemnify the Company for all such environmental matters set forth above when requested by the Company. If Howmet Cercast S.A., Pechiney International and Pechiney do not honor their indemnification obligations, the Company likely would be responsible for such matters, and the cost of addressing such matters could be material.

EMPLOYEES

  As of March 31, 1996, the Company had 9,821 employees. Approximately 1,040 of Howmet's production and maintenance employees are represented by the United Auto Workers Union at the Company's Whitehall, Michigan facility. The current collective bargaining agreement expires on June 1, 1997. In addition, the Teamsters Union has petitioned for a representation election at one of the Company's Dover, New Jersey facilities. Management believes that the Company's relationship with its employees is good.

  Labor unions also represent most of the 781 employees at the facility in Exeter, England, where management believes relations are good. In addition, Howmet and Cercast have labor unions in their plants in France, where relations are also considered good. All 1,180 employees in France are salaried.

LEGAL MATTERS

  The Company is a party to certain pending proceedings regarding environmental matters. See "--Environmental Matters." The Company, in its ordinary course of business, is party to various other legal actions. Management believes these are routine in nature and incidental to its operations. Management believes that the outcome of any proceedings to which the Company currently is party will not have material adverse effects upon its operations, financial condition or liquidity.

PATENTS

  The Company has obtained numerous patents, licenses, and proprietary information which it believes provide it with a competitive advantage, including proprietary modifications and applications of the DS and SC processes, for which the original patent has expired. To protect its proprietary information, the Company requires its employees to sign confidentiality agreements, reinforces confidentiality upon an employee's departure from the Company, and builds much of its own equipment to prevent competitors from learning about Howmet's newly developed processes. Competitors in the Company's businesses also hold patents and other forms of proprietary information, and there is active technical competition in these businesses. No assurances can be given that one company or another will not obtain a technological advantage from time to time, in one aspect of the industry's technology or another.

                                  MANAGEMENT

  The following table sets forth certain information with respect to the members of the Board of Directors and the executive officers of the Company, including directorships of Holdings and Blade. Executive officers of the Company are chosen by the Board of Directors and serve at its discretion. Each director has held his position since consummation of the Acquisition in 1995, except Mr. Squier who has been a director of Howmet since September 1987.

          NAME                                      TITLE                             AGE
          ----                                      -----                             ---
William E. Conway....... Director, Chairman of Blade and Howmet                        46
Frank C. Carlucci....... Director of Blade                                             65
Richard L. Corbin....... Director of Blade; Director, Chairman of Holdings             50
Allan M. Holt........... Director of Blade and Holdings                                44
Robert K. Lund.......... Director of Blade                                             59
David L. Squier......... Director of Blade, Holdings and Howmet; President and Chief   50
                         Executive Officer of Howmet
James R. Wilson......... Director of Blade and Howmet                                  55
B. Dennis Albrechtsen... General Manager of Whitehall Castings                         51
Henri Fine.............. President, Cercast Group                                      51
Jack Lambert............ Vice President, Human Resources                               49
Marklin Lasker.......... Senior Vice President, Sales/Marketing and                    59
                         International Operations
John Parkinson.......... Vice President, Howmet Refurbishment, Inc.                    46
Neil Paton.............. Vice President, Technology                                    57
Roland Paul............. Vice President, General Counsel and Secretary                 59
John C. Ritter.......... Vice President, Finance, Howmet and Holdings; Chief           48
                         Financial Officer
                         of Howmet
James R. Stanley........ Senior Vice President, United States Operations               54
Paul C. Wilson.......... Vice President, Corporate Planning                            48
Ronald L. Wood.......... Vice President                                                54

  All directors of Blade, Holdings and the Company hold office until the election and qualification of their successors. Executive officers of the Company are chosen by the Board of Directors and serve at its discretion. Blade, Holdings and the Company do not pay any fees or remuneration to their directors for service on the board or any board committee, but reimburse directors for their ordinary out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors.

  William E. Conway, Jr. was elected as a Director of Blade and Howmet upon consummation of the Acquisition. He has been a Managing Director of The Carlyle Group, a Washington, D.C.-based private merchant bank, since 1987. Mr. Conway was Senior Vice President and Chief Financial Officer of MCI Communications Corporation from 1984 until 1987, and was a Vice President and Treasurer of MCI from 1981 to 1984. Mr. Conway presently serves on the Board of Directors of BDM International, Inc., GTS Duratek, Inc., Highway Master, Inc., Tracor Inc. and several privately held companies.

  Frank C. Carlucci was elected as a Director of Blade upon consummation of the Acquisition. Mr. Carlucci has been Chairman and a Managing Director of The Carlyle Group since 1993 and served as Vice Chairman of The Carlyle Group from 1989 to 1993. Mr. Carlucci also served as U.S. Secretary of Defense from 1987 to 1989 and has held a number of other government positions, including Ambassador to Portugal, Deputy Secretary of Defense, and Assistant to the President for National Security Affairs. Mr. Carlucci presently serves on the Board of Directors of the following corporations: Ashland Oil, Inc., BDM International, Inc., Bell Atlantic Corporation, East New York Savings Bank, General Dynamics Corporation, Kaman Corporation, Neurogen Corporation, Northern Telecom, Ltd., The Quaker Oats Company, SunResorts, Ltd., N.V., Texas Biotechnology Corporation, The Upjohn Company and Westinghouse Electric Corporation. He also presently serves on the Board of Directors of several privately held companies controlled by The Carlyle Group.

  Richard L. Corbin was elected as a Director of Blade and Holdings upon consummation of the Acquisition. He has been the Senior Vice President and Chief Financial Officer of Thiokol Corporation since May of 1994. In 1986, he joined General Dynamics Corporation; he subsequently served from 1991 to 1994 as Chief Financial Officer and Vice President of Administration Space Systems Division of General Dynamics Corporation.

  Robert K. Lund was elected as a Director of Blade upon the consummation of the Acquisition. He has been Vice President and Technical Director of Science and Engineering of the Thiokol Corporation since May 1992, where he is responsible for the technical direction of the corporation's aerospace units and corporate research and development activities. From 1989 through 1992 he served as Vice President and Technical Director of Advanced Technology. He joined Thiokol Chemical Corporation in 1961.

  Allan M. Holt was elected as a Director of Blade and Holdings upon consummation of the Acquisition. He has been a principal with The Carlyle Group, a Washington, D.C.-based private merchant bank, since 1991. He was previously with Avenir Group, a private investment and advisory group, and from 1984 to 1987 was Director of Planning and Budgets at MCI Communications Corporation, which he joined in 1982. Mr. Holt currently serves on the boards of several privately held companies.

  David L. Squier has been President and Chief Executive Officer of the Company since 1992. Mr. Squier began his association with Howmet when he joined the Corporate Planning department in December 1971. He was involved in manufacturing management from 1976 to 1978, became General Manager of Wichita Falls Casting in 1979, and was promoted to Vice President of Operations in 1983. He was elected as a Director of Blade, Holdings and Howmet upon consummation of the Acquisition.

  James R. Wilson was elected as a Director of Blade and the Company upon consummation of the Acquisition. He became Chairman of the Board of Thiokol Corporation in October 1995 and has served as a Director, President and Chief Executive Officer of Thiokol Corporation since 1993. He was Chief Financial Officer from 1989 through 1993, Senior Vice President from 1989 to 1992, and Executive Vice President from 1992 to 1993. Mr. Wilson is also a director of Rohr, Inc.

  B. Dennis Albrechtsen has held the position of General Manager of Howmet Whitehall Castings since 1994. Prior to this, he served Howmet as Vice President, Airfoil Operations since October 1988. He has also held positions of responsibility at the Whitehall-Michigan, Dover-New Jersey and Wichita Falls-Texas casting plants.

  Henri Fine has been President of the Cercast Group since January 1991. Mr. Fine started his career with Pechiney in France in 1971 and has been in the United States and Canada since 1974. During his 23 years with Pechiney, he held positions in corporate planning, marketing, operations, general management and corporate development. He joined the Cercast Group as President in April 1990.

  Jack Lambert has been Vice President of Human Resources for Howmet since June 1994. Prior thereto, he served as a Vice President of Human Resources for Rubbermaid, Inc. from March 1990 to June 1994 and Vice President for Human Resources for operating units of United Technologies Corporation from March 1981 to March 1990.

  Marklin Lasker has been Senior Vice President of Sales/Marketing and International Operations of the Company since February 1992. Prior thereto, Mr. Lasker was Vice President and General Manager of North American, Far East and Latin American operations for the AlliedSignal Turbocharger Division from April 1989 to September 1991.

  John Parkinson has been Vice President of Howmet Refurbishment, Inc. since June 1989. He began his association with Howmet as an Engineering Manager in March 1984 and has held positions as Plant Manager and General Manager.

  Neil Paton has been the Vice President of Technology for the Company since December 1990. Previously, Mr. Paton was a Program Manager of the Rocketdyne Division of Rockwell International Corporation.

  Roland Paul has been Vice President, General Counsel and Secretary of the Company since 1976. Mr. Paul was previously in private practice as an attorney at law firms in New York and Paris and served as counsel to the United States Senate Foreign Relations Subcommittee on United States Security Commitments Abroad.

  John C. Ritter became Vice President, Finance of both Howmet and Holdings in April 1996 and is Chief Financial Officer of Howmet. Prior to his employment at Howmet and Holdings, he served as Vice President, Finance and Contracts, for AlliedSignal Government Electronics from 1994-1995, and as Vice President, Finance and Administration of Norden Systems United Technologies, Inc. from 1991-1994. He has also held the positions of Vice President, Finance and Administration, Chemical Systems Division, and Manager, Business Analysis, Pratt & Whitney Aircraft--Government Products Division.

  James R. Stanley has been Senior Vice President, United States Operations of the Company since 1992. Previous to his employment at Howmet, Mr. Stanley was the Vice President and General Manager of Customer Support and Marketing at the Textron Turbine Engine Division of Textron, Inc. from August 1990 to January 1992. He also held the position of Vice President of Operations for Textron Lycoming and held numerous managerial positions for nearly 20 years at GEAE.

  Paul C. Wilson became Vice President of Corporate Planning in September 1995. Since joining the Company in 1988, Dr. Wilson has held various senior management positions with the Company, including President of Cercast and Business Planning Manager.

  Ronald L. Wood has been a Vice President of the Company since 1993 and is currently responsible for various duties in connection with the sale of Howmet to Blade and the related transition period. From 1993 until April 1996, he served as Vice President, Finance, overseeing treasury, internal auditing, corporate accounting and plant accounting duties for Howmet and Cercast.

                            EXECUTIVE COMPENSATION

  The following table sets forth information with respect to the compensation paid by the Company for services rendered during the years ended December 31, 1995, December 31, 1994, and December 31, 1993, to the Chief Executive Officer and to each of the four other most highly compensated executive officers of the Company (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                   ANNUAL
                                COMPENSATION         LONG-TERM COMPENSATION
                              ----------------- ---------------------------------
                                                OTHER ANNUAL          ALL OTHER
NAME AND PRINCIPAL             SALARY   BONUS   COMPENSATION PAYOUT  COMPENSATION
POSITION                 YEAR   ($)     ($)(1)      ($)      ($)(2)     ($)(3)
- ------------------       ----  ------   ------  ------------ ------  ------------
David L. Squier          1995 $325,000 $352,109   $ 7,971    $11,997   $ 21,993
 Chief Executive Officer 1994  300,000  269,161    12,425        -0-     24,080
                         1993  280,000  123,524    10,302     29,900     27,255
James R. Stanley         1995  200,000  186,100     5,722        -0-     10,363
 Senior Vice President,  1994  193,000  136,270     6,399        -0-      7,580
 United States Opera-
  tions                  1993  185,000   59,090     6,399        -0-     12,298
Marklin Lasker           1995  190,800  150,745     5,006        -0-      8,398
 Senior Vice President,
  Sales                  1994  184,800  129,746     4,451        -0-      8,106
 and                     1993  175,000   52,710     4,506        -0-      9,823
 Marketing/International
 Operations
B. Dennis Albrechtsen    1995  173,000  136,213     6,317        -0-     11,286
 Vice President and Gen-
  eral                   1994  168,000   98,592     6,065        -0-      7,110
 Manager, Whitehall      1993  160,000   58,190     7,950     18,594      9,924
 Castings
Ronald L. Wood           1995  170,355  123,367     5,746        -0-     12,338
 Vice President, Finance 1994  166,200   99,855     3,627        -0-      6,121
                         1993  150,621   36,101     5,394      8,724    169,779

- --------
(1) Includes payments under the Company's Annual Bonus Plan and under its Restructuring Plan, a three year annual incentive plan which began in 1992 and ended in 1995, which allowed for payments to be made to the Named Executive Officers in conjunction with the Company's restructuring efforts.
(2) The Company's Long-Term Incentive Plan allowed for annual payments based on threshold, target and maximum goals tied to the Company's performance with respect to profits and return on net assets over rolling three-year periods, beginning in 1991. The Long-Term Incentive Plan was terminated in connection with the Acquisition, and the following amounts were determined and paid in 1996 to give effect to that termination: David L. Squier, $500,176; James R. Stanley, $226,936; Marklin Lasker, $214,006; B. Dennis Albrechtsen, $146,749; Ronald L. Wood, $158,734.
(3) The Company makes matching contributions dollar for dollar of the first five percent of employee compensation deferred in the Company's 401(k) savings plan. The Company maintains an excess non-qualified plan for contributions exceeding applicable Internal Revenue Code Section 415 compensation limits.

RETIREMENT PLAN

  The Company maintains defined benefit pension plans for substantially all employees. Effective December 31, 1995, the Company adopted the Howmet Corporation Retirement Plan (the "Retirement Plan") which covers non-union hourly employees and to which were transferred assets and benefit liabilities for these employees from the Pechiney plan (the "Pechiney Plan") in which these employees participated. Effective as of January 2, 1996, the Company intends to amend the Retirement Plan to cover salaried employees. The following table shows the estimated annual pension benefits for salaried employees payable upon retirement (including amounts attributable to the Excess Benefit Plan described below and including any benefit payable under the Pechiney Plan) for the specified compensation and years of service.

                              PENSION PLAN TABLE

                                             YEARS OF SERVICE
                           -----------------------------------------------------
REMUNERATION                  15       20       25       30       35       40
- ------------               -------- -------- -------- -------- -------- --------
$200,000.................. $ 43,164 $ 57,552 $ 71,940 $ 86,328 $100,716 $111,716
$400,000.................. $ 88,164 $117,552 $146,940 $176,328 $205,716 $227,716
$600,000.................. $133,164 $177,552 $221,940 $266,328 $310,716 $343,716
$800,000.................. $178,164 $237,552 $296,940 $356,328 $415,715 $459,716

  As of December 31, 1995, the Named Executive Officers had the following credited service for determining pension benefits: David L. Squier, 23 years; James R. Stanley, 3 years; Marklin F. Lasker, 3 years; B. Dennis Albrechtsen, 21 years; and Ronald L. Wood, 26 years.

 All employees named in the Summary Compensation Table participate in the Retirement Plan. Pension benefits for these employees are based on the average earnings for the highest five consecutive years of the final ten years of service. Compensation included in the final average earnings for the pension benefit computation includes base annual salary and annual bonuses but excludes payments for all other compensation. Unreduced retirement pension benefits are calculated pursuant to the Plan's benefit formula as a single life annuity payable at age 62. Benefits may be payable as a joint and survivor annuity, a ten year certain option, a level income option or a lump sum. The Retirement Plan provides that the benefit otherwise payable taking account of service and compensation earned at Pechiney will be reduced by any benefit payable under the Pechiney Plan.

  Because the Retirement Plan is subject to the benefit and compensation limits under the Internal Revenue Code ("Code"), the Company has established an unfunded Excess Benefit Plan that provides for payment of amounts that would have been paid to employees under the pension formula absent the benefit limitations of the Code.

  The Company also maintains a Supplemental Executive Retirement Plan ("SERP") designed to provide unfunded supplemental retirement benefits to certain Executive Officers of the Company. The SERP is designed to provide the selected employees a benefit at retirement equal to 50% of the participant's average three highest consecutive years of compensation during the last ten years. SERP benefits are offset by amounts the participant receives from certain other plans and Social Security. Currently, Mr. Squier is the only employee participating in the SERP.

TRANSACTION INCENTIVE PAYMENTS

  The Company instituted an additional incentive plan in 1995 for the Named Executive Officers granting them significant incentive bonuses upon a successful sale of the Company. The incentives provide for a bonus equal to:
(i) a payment equal to a multiple (ranging from one-and-one-half times to three times) of the officer's 1995 base salary plus (ii) an additional payment equal to 0.75% of the guaranteed payment for each million dollars by which the final sale price exceeds Pechiney's threshold price. Payments earned and paid under the Transaction Incentive Payments are the obligations of Pechiney pursuant to the terms of the Stock Purchase Agreement and were paid in 1996.

EMPLOYMENT AGREEMENTS

  In October, 1995 the Company entered into employment agreements (the "Agreements") with twelve management employees, including each Named Executive Officer other than Mr. Albrechtsen. The Agreements set base salary levels and provided a specified percentage (from 30-60%) of base salary as a target annual bonus amount, and are generally effective until the Named Executive Officer's 62nd birthday. The Agreements also generally provide each Named Executive Officer (the "Executive") with the use of a Company-owned automobile and participation in benefit plans and programs available to the Company management employees generally. The Agreements generally provide that in the event the Executive's employment is terminated by the Company other than for "cause" or by the Executive with "good reason" (each as defined therein) within 18 months following certain "change in control" events (as defined therein) including the Acquisition (or prior to the Executive's 62nd birthday in the case of Mr. Squier), the Executive will be entitled to (i) the amount of the Executive's base pay and target bonus for a specified period ranging from 12 to 36 months, (ii) a prorated portion of the annual bonus and any long-term incentive awards that would have been payable in the year of termination, (iii) Company-paid outplacement services, (iv) transfer to the Executive of the Company-owned car, (v) accelerated vesting under certain of the Company's retirement plans, (vi) the right to continue to participate in the Company's medical benefits plan for up to two years at the rates in effect for active employees, and the right to be treated as a retiree for purposes of continued coverage thereafter. The severance benefits described above are generally conditioned on the Executive's agreement not to compete with the business of the Company for a period of twelve months following his or her termination of employment. In the event of the Executive's death or disability, the Agreements generally provide for the payment of prorated annual bonus and long-term incentive plan awards, but not other severance amounts. Mr. Squier's agreement provides that he is entitled to a supplemental annual pension payment equal to the excess of 50% of his average base pay during his final three years of employment over the amounts provided to him under certain of the Company's retirement plans and under social security insurance. Mr. Albrechtsen has an employment agreement that sets a base salary and 35% of that amount as an annual bonus target, and is generally effective until his 62nd birthday. In the event that Mr. Albrechtsen's employment is terminated by the Company without "cause" or by Mr. Albrechtsen with "good reason" (each as defined therein), Mr. Albrechtsen is generally entitled to the amount of his base salary and annual bonus for a period of 24 months; and if such termination occurs after his 55th birthday, he is entitled to such amounts for a period of 36 months.

STOCK APPRECIATION RIGHTS

  In early 1996, Blade introduced a Stock Appreciation Rights ("SARs") plan. Under the plan, SARs representing approximately 5% of Blade's equity value were issued to certain executive officers of the Successor Company. The SARs are similar to phantom stock options and are valued based on appreciation in the value of Blade's common stock, as defined, from the date of adoption of the plan to the earlier of a sale of The Carlyle Group's controlling interest in Blade or five years. The SARs vest over a five-year period based upon the passage of time, the operating performance of the Successor Company and the tenure of the executive officers, with acceleration in the event of sale of The Carlyle Group's controlling interest in Blade.

                            PRINCIPAL STOCKHOLDERS

  All of the capital stock of the Company is owned by Holdings and all of the common stock of Holdings is owned by Blade. The following table sets forth the ownership of common stock of Blade by each person known by Blade to be the owner of 5% or more of Blade's outstanding common stock, by each person who is a director or Named Executive Officer of the Company and by all directors and executive officers of the Company as a group.

                                                                 PERCENTAGE OF
                                                       NUMBER   ALL OUTSTANDING
                 BENEFICIAL OWNER(1)                  OF SHARES  COMMON STOCK
                 -------------------                  --------- ---------------
Carlyle-Blade Acquisition Partners, L.P., a Delaware
 limited partnership ("CBAP")(2).....................   5,100          51
 c/o The Carlyle Group
 1001 Pennsylvania Avenue, N.W.
 Washington, D.C. 20004
TC Group, L.L.C.(2)..................................   5,100          51
 c/o The Carlyle Group
 1001 Pennsylvania Avenue, N.W.
 Washington, D.C. 20004
TCG Holdings, L.L.C.(2)..............................   5,100          51
 c/o The Carlyle Group
 1001 Pennsylvania Avenue, N.W.
 Washington, D.C. 20004
Thiokol Corporation(3)...............................   4,900          49
 2475 Washington Boulevard
 Ogden, Utah 184401
William E. Conway, Jr................................       0          --
Richard L. Corbin....................................       0          --
David L. Squier......................................       0          --
James R. Wilson......................................       0          --
B. Dennis Albrechtsen................................       0          --
Jack Lambert.........................................       0          --
Marklin Lasker.......................................       0          --
John C. Ritter.......................................       0          --
James R. Stanley.....................................       0          --
Ronald L. Wood.......................................       0          --
All directors and executive officers as a group (18
 persons)(4).........................................       0          --

- --------
(1) Except as otherwise indicated, each beneficial owner has the sole power to vote, as applicable, and to dispose of all shares of common stock owned by such beneficial owner. Carlyle and Thiokol are parties to a Stockholders Agreement governing, among other matters, voting of Blade common stock in the election of directors. Because of their rights under the Stockholders Agreement, Carlyle and Thiokol may be deemed beneficial owners of 100% of the Company's Outstanding Common Stock. See "Description of Capital Stock--Stockholders Agreement." Each of Carlyle and Thiokol disclaims ownership of all shares it does not own of record, directly or through partnerships.
(2) CBAP is the record owner of the shares beneficially owned by Carlyle. Carlyle Partners II, L.P. and Carlyle Partners III, L.P. (the "General Partners") are the general partners of CBAP. TC Group, L.L.C., a Delaware limited liability company, is the sole general partner of each of the General Partners, and TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. The General Partners, TC Group, L.L.C. and TCG Holdings could therefore be deemed to be beneficial owners of the shares owned by CBAP. TC Group, L.L.C is also the general partner of certain limited partners of CBAP.
(3) Thiokol's investment in Blade is owned of record by Thiokol's wholly owned subsidiary, Thiokol Holding Company.
(4) Certain executive officers acquired limited partnership interests in CBAP in 1996. None of such officers have voting or investment discretion with respect to the Company's stock.

                             CERTAIN TRANSACTIONS

MANAGEMENT AGREEMENTS

  Concurrently with the closing of the Acquisition, Howmet entered into management agreements ("Management Agreements") with TCG Holdings, L.L.C. and Thiokol for certain management and financial advisory services to be provided to the Company and its subsidiaries. The Management Agreements provide for the payment to each of TCG Holdings, L.L.C. and Thiokol annual management fees in an amount equal to $1.0 million. Also concurrently with the closing of the Acquisition, HHAC entered into transaction fee agreements with TCG Holdings, L.L.C. and Thiokol for the provision of advisory services relating to the negotiation, structuring and financing of the Acquisition, for fees of $2.0 million, which were paid to each of TCG Holdings, L.L.C. and Thiokol.

TAX SHARING AGREEMENT

  Blade entered into income tax sharing agreements (the "Tax Sharing Agreements") with each of Holdings and the Company (the "Subsidiaries") on December 13, 1995. The Tax Sharing Agreements provide that in any year in which a Subsidiary is included in any consolidated tax return of Blade, and the Subsidiary has taxable income, the Subsidiary will pay to Blade the amount of the tax liability the Subsidiary would have had if it filed a separate return (the "Separate Income Tax Liability"). In the event that the amount of Separate Income Tax Liability for a Subsidiary in any taxable year in which it is filing a consolidated return with Blade exceeds the amount equal to the product of (a) the income tax liability of the group of corporations filing on a consolidated basis for the taxable year (the "Blade Group Tax Liability") and (b) a fraction, the numerator of which is equal to the Subsidiary's Separate Income Tax Liability and the denominator of which is equal to the aggregate total of the Separate Income Tax Liability of all Subsidiaries which are included in Blade's consolidated tax return, then the Subsidiary will not be obligated to pay Blade the amount of such excess. In the event that the Blade Group Tax Liability exceeds the sum of all Subsidiaries' Separate Income Tax Liability for such year, Blade may collect from the Subsidiaries the amount of such excess, provided, however, that no Subsidiary shall be required to pay to Blade an amount that exceeds the excess of (i) the sum of such Subsidiary's Separate Income Tax Liability for the period beginning when such Subsidiary was included in the Blade's Consolidated Return and ending in the tax year at issue over (ii) the sum of amounts paid by such Subsidiary pursuant to this sentence. Adjustments to income arising from events occurring subsequent to the filing of the consolidated return attributable to matters such as amended returns, carrybacks, audit adjustments and refund claims will be given effect between Blade and the Subsidiaries as soon as practicable after determination of such adjustments. The Tax Sharing Agreements provide for a similar allocation between Blade and the Subsidiaries in the event that any state and local income taxes of Blade and the Subsidiaries are determined on a combined, consolidated or unitary basis.

                         DESCRIPTION OF CAPITAL STOCK

THE COMPANY

  The authorized capital stock of the Company consists of 1,000 shares of common stock, $1.00 par value per share, ten of which are outstanding and are owned by Holdings. There is no public trading market for the common stock of the Company. The Indenture governing the Notes and the Senior Credit Facilities contain certain restrictions on the payment of cash dividends with respect to the Company's common stock. Subject to the limitations contained in such Indenture and the Senior Credit Facilities, holders of common stock of the Company will be entitled to dividends when and as declared by the Board of Directors of the Company from funds legally available therefor, and upon liquidation, will be entitled to share ratably in any distribution to holders of common stock.

BLADE

  Pursuant to the terms of Blade's Certificate of Incorporation (the "Certificate") Blade's authorized capital stock consists of (i) 10,000 shares of common stock, par value $0.01 per share, and (ii) 15,000 shares of preferred stock, par value $0.01 per share (for which Blade's Board of Directors has authority to fix the designation, powers, preferences and rights from time to time). The outstanding capital stock of Blade consists of (i) 10,000 shares of common stock, of which Thiokol owns 4,900 shares or 49% of the total outstanding and Carlyle owns 5,100 shares or 51% of the total outstanding, and
(ii) 5,000 shares of 9% Series A Cumulative Preferred Stock ("Series A Preferred Stock"), of which Thiokol owns 100% of the total outstanding. See "Principal Stockholders." There is currently no public trading market for the capital stock of Blade.

  All holders of shares of common stock are entitled to receive such dividends, if any, as may be declared from time to time by Blade's Board of Directors in its discretion from funds legally available therefor, and upon liquidation or dissolution are entitled to receive all assets available for distribution to the holders of common stock. All of the outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive or other rights to subscribe for additional shares. No shares of common stock are subject to redemption or a sinking fund. As a holding company, the ability of Blade to pay cash dividends is dependent on the receipt of dividends or other payments from Holdings, which is in turn dependent on receipt of payments from the Company. The Senior Credit Facilities and the Indenture contain covenants which, among other things, restrict the payment of dividends by the Company. As a result, Blade does not expect to pay dividends on its common stock in the foreseeable future. See "Description of Senior Credit Facilities" and "Description of Senior Subordinated Notes."

  A holder of Series A Preferred Stock will be entitled to receive cumulative dividends at a rate equal to 9% per annum, payable quarterly in kind in additional shares of Series A Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, a holder of Series A Preferred Stock will be entitled to receive $10,000 per share, plus an amount equal to any accrued or unpaid dividends and distributions thereon, before any distribution may be made to holders of shares of stock of Blade ranking junior to the Series A Preferred Stock. After ten years from the date of issuance, or immediately prior to a merger, consolidation, or sale of assets of Blade deemed to be a liquidation, or the sale by Carlyle or its Affiliates of more than 29% of the outstanding stock to non-Carlyle Affiliates, other than to Thiokol, Blade is obligated to redeem all of the issued and outstanding Series A Preferred Stock at a redemption price equal to the liquidation preference of $10,000 per share, plus any accrued or unpaid dividends. Holders of Series A Preferred Stock are not entitled to vote in the election of directors or otherwise except in the case where a mandatory redemption has been made by the Company. The Series A Preferred Stock is not convertible into any other securities.

STOCKHOLDERS AGREEMENT

  Under the terms of the Stockholders Agreement, each of Thiokol and Carlyle nominated an equal number of directors to the Board of Directors of Blade, and one additional director was selected from management to serve on Blade's Board of Directors. See "Management" for the identities and backgrounds of the directors. Blade and its subsidiaries may not take certain actions without the approval of a supermajority of Blade's directors, including but not limited to certain mergers, sale transactions, transactions with affiliates, issuances of capital stock, incurrence of indebtedness and payments of dividends on or repurchases of capital stock. Other than transfers to affiliates made in accordance with the Stockholders Agreement, no transfer of capital stock of Blade may be made by any stockholder without the consent of Carlyle and Thiokol until the sixth anniversary of the Closing Date or the expiration of the Call Option (as defined below), whichever is later. At any time after the third anniversary and before the sixth anniversary of the Closing Date, Thiokol will have the right to purchase all common stock then held by Carlyle at a price equal to the greater of Carlyle's capital contributions compounded at a fixed rate or fair market value (the "Call Option"). In addition, after the expiration of Thiokol's Call Options, Thiokol and Carlyle will have the right to participate, on a pro rata basis, in sales by the other of the Blade stock they hold; at any time after the sixth anniversary of the Closing Date, each of Thiokol and Carlyle will have the right to compel the participation of the other in sales of all the outstanding shares of Blade's stock; and each of Thiokol and Carlyle may, with the consent of the other, initiate a public offering. Pursuant to a registration rights agreement entered into in connection with the Stockholders Agreement, Thiokol and Carlyle will have certain "demand" and "piggyback" registration rights with respect to their Blade common stock, which become effective if Thiokol's Call Option lapses. The Stockholders Agreement also provides for an acceleration of Thiokol's Call Option in the event there is a change in control of Carlyle's beneficial ownership. Carlyle is entitled to control the Blade Board of Directors in the event of a change in control of Thiokol.

                   DESCRIPTION OF SENIOR SUBORDINATED NOTES

GENERAL

  The Senior Subordinated Notes were issued under an Indenture dated as of December 7, 1995, by and between HAC and Marine Midland Bank, as Trustee (the "Trustee"). Upon consummation of the Mergers, Howmet assumed the obligations of HAC under the Indenture and the Notes pursuant to a Supplemental Indenture dated as of December 13, 1995. References in this Description of Senior Subordinated Notes to the "Indenture" shall be to the Indenture dated as of December 7, 1995, as supplemented by the Supplemental Indenture dated as of December 13, 1995 (the "Supplemental Indenture"), and references to the "Company" are to HAC (but not any of its Subsidiaries) prior to the Mergers and to Howmet (but not any of its Subsidiaries) subsequent to the Mergers.

  The following is a summary of the material terms of the Indenture; such summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture, including the definitions of certain terms therein. A copy of the Indenture may be obtained from the Company. The definitions of certain capitalized terms used in the following summary are set forth below under "--Certain Definitions."

  The Notes are unsecured senior subordinated obligations of the Company, are limited to $125.0 million aggregate principal amount and will mature on December 1, 2003. The Notes are subordinated to Senior Indebtedness of the Company as described below under "--Subordination."

  All of the Company's existing Subsidiaries are Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

TERMS OF THE NOTES

  The Notes will mature on December 1, 2003, and will bear interest at the rate per annum stated on the cover page hereof from the date of issuance, payable semiannually in arrears on each December 1 and June 1, commencing on June 1, 1996, to the persons who are registered holders thereof at the close of business on the November 15 or May 15 preceding the applicable interest payment date. The Trustee authenticated and delivered the Notes for original issue in an aggregate principal amount of $125.0 million. The Notes are payable both as to principal and interest at the office of the agent of the Company maintained for such purpose within the City and State of New York, or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of the Notes. Unless otherwise designated by the Company, the Company's agent in New York will be at the office of the Trustee maintained for such purpose. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. The Notes are transferable and exchangeable at the offices of the Registrar. The Notes will be issued in fully registered form, without coupons, in principal amounts of $1,000 and any integral multiple thereof. See "--Book Entry; Delivery and Form."

OPTIONAL REDEMPTION

  Except as provided below, the Notes may not be redeemed prior to December 1, 1999. On or after such date, the Notes may be redeemed at the option of the Company, at any time as a whole, or from time to time in part, on not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (if any) to the date of redemption (subject to the rights of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve month period commencing December 1:

                                                                      REDEMPTION
                                                                        PRICE
                                                                      ----------
      1999...........................................................  105.000%
      2000...........................................................  103.333%
      2001...........................................................  101.667%
      2002 and thereafter............................................  100.000%

  Notwithstanding the foregoing, in the event Thiokol acquires the entire equity interest of the Company or of a corporation which owns directly or indirectly, through one or more wholly-owned subsidiaries, the entire equity interest of the Company (excluding up to 10% of the common stock of the Company or such holding company, as the case may be), the Notes will be prepayable (a "Make-Whole Payment") after December 1, 1997 and prior to December 1, 1999, in whole or in part, at the option of Thiokol, at the Make-Whole Price plus accrued interest to the redemption date. The "Make-Whole Price" is defined as the greater of (i) the sum of the principal amount of the Notes and the Make-Whole Amount, or (ii) the optional redemption price of the Notes on December 1, 1999. Thiokol has publicly indicated that, subject to favorable Howmet financial and operating performance and favorable conditions in the financial markets, it expects to exercise its option to acquire Carlyle's interest in Blade and thereafter, to cause Howmet to redeem the Senior Subordinated Notes. In addition, at any time prior to December 1, 1998, the Company may redeem, in part and from time to time, with the net proceeds of one or more Public Equity Offerings, up to $45.0 million aggregate principal amount of the Notes, so long as at least $80.0 million remain outstanding after such redemption, at (x) 110.000% of par plus accrued interest, if any, to the date of repayment if the date of repayment is prior to December 1, 1996, (y) 108.571% of par plus accrued interest, if any, to the date of repayment if such date is on or after December 1, 1996 and prior to December 1, 1997, and (z) 107.143% of par plus accrued interest, if any, to the date of repayment if such date is on or after December 1, 1997 and prior to December 1, 1998.

MANDATORY REDEMPTION

  There will be no mandatory sinking fund for the Notes.

NOTICES AND SELECTION

  In the event of a redemption of less than all of the Notes, the Notes will be selected for redemption by the Trustee pro rata, by lot or by any other method that the Trustee considers fair and appropriate and, if the Notes are listed on any securities exchange, by a method that complies with the requirements of such exchange. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed at such holder's registered address. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption (unless the Company shall default in the payment of the redemption price or accrued interest). Notes that are redeemed by the Company or that are purchased by the Company pursuant to a Make-Whole Payment, a Net Proceeds Offer as described under "--Limitation on Asset Sales" or pursuant to a Change of Control Offer as described under "--Change of Control" or that are otherwise acquired by the Company will be surrendered to the Trustee for cancellation.

SUBORDINATION

  The payment of all Obligations on the Notes is subordinated in right of payment to the prior payment in full, in cash or Cash Equivalents, of all Obligations on the Senior Indebtedness. Upon any payment or distribution of assets of the Company to the creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshalling of assets of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, whether voluntary or involuntary, all Obligations with respect to all Senior Indebtedness shall first be paid in full, in cash or Cash Equivalents, before any payment or distribution is made on account of any Obligations on the Notes, or for the acquisition of any of the Notes for cash or property or otherwise; and until all such Obligations with respect to all Senior Indebtedness are paid in full, in cash or Cash Equivalents, any distribution to which the holders of the Notes would be entitled but for the subordination provisions will be made to the holders of Senior Indebtedness as their interests may appear. If (i) any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, or other amounts due and owing on, any Senior Indebtedness or
(ii) any default occurs and is continuing with respect to any Senior Indebtedness resulting in the acceleration of the maturity of all or any portion of such Senior Indebtedness, no payment shall be made by or on behalf of the Company or any of its Subsidiaries or any other person on its or their behalf with respect to any Obligations on the Notes or to acquire any of the Notes for cash or property or otherwise. In addition, if any other event of default occurs and is continuing (or if such an event of default would occur upon any payment with respect to the Notes) with respect to the Designated Senior Indebtedness (as such event of default is defined in the instrument creating or evidencing such Designated Senior Indebtedness) permitting the holders of such Designated Senior Indebtedness then outstanding, or their Representative, to accelerate the maturity thereof and if the Representative for the Designated Senior Indebtedness gives written notice of the event of default to the Trustee (a "Default Notice"), then, unless and until the date, if any, on which all Designated Senior Indebtedness to which such event of default relates is discharged or the Representative for the Designated Senior Indebtedness gives notice that all events of default have been cured or waived or have ceased to exist or the Trustee receives written notice from the Representative for the Designated Senior Indebtedness terminating the Blockage Period (as defined below), during the 179 days after the delivery of such Default Notice (the "Blockage Period"), none of the Company or any of its Subsidiaries or any other person on its or their behalf shall (x) make any payment with respect to any Obligations on the Notes or (y) acquire any of the Notes for cash or property or otherwise. Notwithstanding anything herein to the contrary, in no event will a Blockage Period extend beyond 179 days from the date the payment on the Notes was due. Only one such Blockage Period may be commenced within any 360 consecutive days. No event of default which existed or was continuing (it being acknowledged that any action of the Company or its Subsidiaries occurring subsequent to delivery of a Default Notice that would give rise to any event of default pursuant to any provision under which an event of default previously existed (or was continuing at the time of delivery of such Default Notice) shall constitute a new event of default for this purpose) on the date of the commencement of any Blockage Period with respect to the Designated Senior Indebtedness shall be, or be made, the basis for the commencement of a second Blockage Period by the Representative of the Designated Senior Indebtedness whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

  By reason of such subordination, in the event of the insolvency of the Company, creditors of the Company who are not holders of Senior Indebtedness, including the holders of the Notes, may recover less, ratably, than holders of Senior Indebtedness.

  The Notes are also effectively subordinated to the indebtedness of the Company's subsidiaries. At December 31, 1995, the amount of Senior Indebtedness and subsidiary indebtedness outstanding was approximately $365.1 and $2.5 million, respectively.

CHANGE OF CONTROL

  Upon a Change of Control, each holder of Notes shall have the right to require that the Company repurchase all or a portion of such holder's Notes at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to any Repurchase Date (subject to the rights of the holders of record on the relevant record date to receive interest on the relevant interest payment date), in accordance with the terms set forth below (the "Change of Control Offer").

  Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect

Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day prior to the Change of Control Payment Date.

  The Company's ability to repurchase the Exchange Notes upon a Change of Control may be limited by the terms of its then-existing contractual obligations. The Indenture requires that if the New Bank Credit Facility is in effect, or any amounts are owing thereunder, at the time of the occurrence of a Change of Control, prior to the mailing of the notice to holders described in the preceding paragraph, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all Obligations under the New Bank Credit Facility or offer to repay in full all Obligations under the New Bank Credit Facility and repay the Obligations under the New Bank Credit Facility of each lender who has accepted such offer or (ii) obtain the requisite consent under the New Bank Credit Facility to permit the repurchase of the Notes as described above. The Company must first comply with the covenant described in the preceding sentence before it shall be required to purchase Notes in the event of a Change of Control; provided that the Company's failure to comply with the covenant described in the preceding sentence constitutes an Event of Default described in clause (c) under "Events of Default" below if not cured within 30 days after the notice required by such clause. As a result of the foregoing, a holder of the Notes may not be able to compel the Company to purchase the Notes unless the Company is able at the time to refinance all of the New Bank Credit Facility or obtain requisite consents under the New Bank Credit Facility. Other indebtedness the Company may incur (including Senior Indebtedness) could include similar restrictions or other provisions, such as change of control default provisions, that could require repayment of such indebtedness prior to repayment of the Notes. The Company will comply with all applicable securities laws in connection with any Change of Control Offer, including Rule 14e-1 under the Exchange Act.

  In addition, if the Company makes an Offer to Purchase following a Change of Control, there can be no assurance that the Company will have adequate financial resources to repurchase the Notes tendered. To the extent that the Company does not have sufficient resources to effect the repurchase, or otherwise fails to make a required repurchase, such failure to repurchase will constitute an Event of Default under the Indenture. In the event that the Company's failure to repurchase triggers an Event of Default that has not been cured in accordance with the Indenture, the Trustee or the holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable.

CERTAIN COVENANTS

 Limitation on Indebtedness

  The Company may not create, incur, issue, assume, guarantee or otherwise become liable for, contingently or otherwise (collectively, "issue"), directly or indirectly, any Indebtedness, and may not permit any Restricted Subsidiary to issue, directly or indirectly, any Indebtedness, provided that the Company or a Restricted Subsidiary may issue Indebtedness if (x) the Operating Coverage Ratio of the Company exceeds 2.0 to 1.0 and (y) in the case of issuance of Indebtedness by a Restricted Subsidiary (other than guarantees of Indebtedness of the Company under the New Bank Credit Facility, which Indebtedness is issued in accordance with the Indenture), such Restricted Subsidiary is a Subsidiary Guarantor or simultaneously guarantees the Notes in accordance with the Indenture (a "Guarantee") and becomes a Subsidiary Guarantor.

  The above limitation will not apply to the issuance of the following
Indebtedness: (a) (i) Indebtedness of the Company and the Restricted Subsidiaries pursuant to the New Bank Credit Facility in an aggregate amount not to exceed $400.0 million (the "Initial Amount") at any time outstanding, permanently reduced by (x) any mandatory repayments of term loans actually made thereunder (other than any such term loans issued pursuant to clause (k) below) and (y) repayments of term loans or revolving loans out of the Excess Net Proceeds of Asset Sales actually made; provided that in no event shall the Initial Amount be reduced below $250.0 million by reason of any repayment described in clause (x) above and (ii) Indebtedness of a Receivables Subsidiary that is not recourse to the Company or any other Restricted Subsidiary (other then Standard Securitization Undertakings) in a Qualified Receivables Transaction; (b) the Notes and the Guarantees; (c) Indebtedness owed to the Company or a Restricted Subsidiary by the Company or a Restricted Subsidiary; provided, however, that any transfer of such Indebtedness (excluding a pledge or other transfer thereof intended to create a security interest therein, but including any enforcement thereof other than an enforcement that results in the repayment of an obligation permitted by the terms of this covenant) to a person other than the Company or a Restricted Subsidiary will be deemed for the purposes of this covenant to constitute, in each case, the issuance of such Indebtedness by the issuer thereof; (d) since consummation of the Merger of HAC with and into the Company, Indebtedness of the Company or any Subsidiary (other than Indebtedness described in clause (a), (b) or (c) above) outstanding as of the Issue Date, which Indebtedness is not contemplated to be repaid by this Prospectus; (e) Indebtedness issued in exchange for, or the proceeds of which are used to refinance, extend, renew, substitute, replace or refund or pay at maturity (including any mandatory sinking fund payment) any Indebtedness issued pursuant to clauses (b) and (d) above and (j) below (the "Refinancing Indebtedness"); provided that (1) the principal amount of such Refinancing Indebtedness (or, if such Indebtedness is issued with original issue discount, the amount equal to the original issue price of such Indebtedness plus accretion, if any) shall not exceed the principal amount and accrued interest of the Indebtedness so refinanced, (2) the Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced, (3) if the Indebtedness being refinanced is subordinate in right of payment to the Notes or any Guarantee, the Refinancing Indebtedness shall be subordinated in right of payment to the Notes or such Guarantee on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being refinanced, if any; and (4) if the Indebtedness to be refinanced is Indebtedness of the Company, such Refinancing Indebtedness will only be permitted by this clause (e) if it is Indebtedness of the Company; (f) Indebtedness incurred by the Company or any Restricted Subsidiary under Hedging Obligations, provided that (x) in the case of an Interest Rate Agreement, the notional principal amount thereof does not exceed the principal amount of the Indebtedness to which such Interest Rate Agreement relates and
(y) in the case of a Currency Agreement, such Currency Agreement does not increase the Indebtedness of the Company and its Subsidiaries other than as a result of fluctuations in foreign currency exchange or by reason of fees, indemnities and compensation payable thereunder; (g) Indebtedness incurred by the Company or any Restricted Subsidiary under performance bonds, letter of credit obligations to provide security for worker's compensation claims, payment obligations in connection with self-insurance or similar requirements and bank overdrafts incurred in the ordinary course of business, provided that any Obligations arising in connection with such bank overdraft Indebtedness is extinguished within five business days; (h) Indebtedness incurred by the Company or any Restricted Subsidiary and arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any Obligations of the Company or any Restricted Subsidiary pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary other than guarantees of Indebtedness incurred by any person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition, in a principal amount not to exceed the gross proceeds (with proceeds other than cash or Cash Equivalents being valued at the fair market value thereof as determined by the Board of Directors of the Company in good faith) actually received by the Company or any Restricted Subsidiary in connection with such dispositions; (i) Indebtedness of the Company in an aggregate principal amount not to exceed $5.0 million at any time outstanding incurred in connection with the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company or any corporation of which the Company is a Subsidiary, options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates) and which were issued pursuant to any stock option or other equity incentive plan, upon death, disability, retirement, termination of employment or pursuant to the terms of such stock option or other equity incentive plan or any other agreement under which such shares of capital stock, options, related rights or similar securities were issued; provided that (1) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is expressly made subordinate in right of payment of the Notes at least to the extent that the Notes are subordinated in right of payment to Senior Indebtedness, (2) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, provides that no payments of principal of such Indebtedness by way of sinking fund, mandatory redemption or otherwise (including defeasance) may be made at any time prior to one year after the stated maturity of the Notes and (3) the scheduled maturity of all principal of such Indebtedness is at least one year after the stated maturity of the Notes; (j) Acquired Indebtedness in an aggregate principal amount not to exceed $50.0 million at any one time outstanding (reduced by the amount of Acquired Indebtedness repaid with Excess Net Proceeds of Asset Sales other than Asset Sales of any Restricted Subsidiary subject to such Acquired Indebtedness) that is without recourse to the Company or any of its Restricted Subsidiaries or any of their respective assets (other than the Subsidiary acquired subject to such Acquired Indebtedness and its assets), and is not guaranteed by any such person; provided that after giving pro forma effect to the incurrence thereof, the Company could incur at least $1.00 of Indebtedness under the first paragraph of this "Limitation on Indebtedness;" and (k) additional Indebtedness (including Capitalized Lease Obligations, and Purchase Money Indebtedness) of the Company and Restricted Subsidiaries, which may, but need not be, incurred under the New Bank Credit Facility, in an aggregate principal amount not to exceed $40.0 million at any time outstanding. Notwithstanding any other provision of this covenant, a guarantee by a Subsidiary Guarantor or the Company of Indebtedness incurred in accordance with the terms of the Indenture at the time such Indebtedness was incurred will not constitute a separate incurrence of Indebtedness.

  As of the date of this prospectus, none of the Company's subsidiaries is a Subsidiary Guarantor guaranteeing the Notes, nor is there a plan for any subsidiary to become a Subsidiary Guarantor guaranteeing the Notes following this Exchange Offer.

  The aggregate principal amount of the outstanding indebtedness of the Company and its subsidiaries, as of May 31, 1996, is $431.7 million and $13.0 million ($10.0 million of which is backed by a letter of credit issued under Howmet's credit agreement), respectively. Two of the Company's subsidiaries, Howmet S.A. and Howmet Limited (UK) plan to enter into revolving credit agreements of $5.0 million and $7.5 million, respectively.

 Limitation on Additional Senior Subordinated Debt

  Neither the Company nor any Subsidiary Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is expressly by its terms subordinate or junior in right of payment to any Indebtedness of such person and senior in any respect in right of payment to the Notes or any Guarantee of such Subsidiary Guarantor, as the case may be.

 Limitation on Restricted Payments

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly (i) declare or pay any dividend or make any distribution in either case on account of the Company's Capital Stock or to the holders of the Company's Capital Stock (except dividends or distributions payable in the Company's Capital Stock), (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock (including any option or warrant to purchase Capital Stock) of the Company, (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations, or (iv) make any Investment other than a Permitted Investment (any such dividend, distribution, payment, purchase, redemption, defeasance, other acquisition or retirement or Investment being hereinafter referred to as a "Restricted Payment") if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (a) a Default or Event of Default has occurred and is continuing (or would result therefrom); (b) the Company's Operating Coverage Ratio after giving effect on a pro forma basis to such Restricted Payment shall be less than 2.0 to 1.0; or (c) the aggregate amount of such Restricted Payment and all other Restricted Payments subsequent to the Issue Date would exceed the sum of (A) the aggregate Net Cash Proceeds received by the Company from any equity offering of the Qualified Capital Stock of the Company, or of any entity of which the Company is a direct or indirect Subsidiary, to the extent the proceeds thereof shall have been contributed to the Company, and the amount of any other capital contributions received by the Company in cash subsequent to the Issue Date (excluding capital contributions received on or prior to the Closing Date in connection with the Acquisition) and on or prior to the date the Restricted Payment occurs (the "Reference Date"), (B) 50% of the cumulative Consolidated Net Income of the Company subsequent to the Issue Date and on or prior to the Reference Date or minus 100% of any cumulative deficit in Consolidated Net Income during such period, (C) to the extent that any Investment (other than a Permitted Investment) that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, or any Unrestricted

Subsidiary which is designated as an Unrestricted Subsidiary subsequent to the Issue Date is sold or liquidated for cash, the lesser of (1) the cash return of capital with respect to such Investment (less the cost of disposition, if any) and (2) the initial amount of such Investment, and (D) $3.5 million.

  Notwithstanding the foregoing, if no Default or Event of Default shall have occurred and be continuing as a consequence thereof, the provisions set forth in the immediately preceding paragraph will not prevent (i) the declaration and payment of any dividends paid within 60 days after the date of declaration thereof if, at such date of declaration, such dividend would have complied with this covenant, (ii) any purchase or redemption of Capital Stock or any Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Qualified Capital Stock of the Company (other than Capital Stock issued or sold to a Restricted Subsidiary), (iii) the repurchase, redemption or other repayment of any Subordinated Obligations in exchange for or solely out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of Subordinated Obligations with a Weighted Average Life to Maturity equal to or greater than the then remaining Weighted Average Life to Maturity of the Subordinated Obligations repurchased, redeemed or repaid, (iv) any payment by the Company or any Subsidiary (a) in connection with repurchases of outstanding shares of Blade common stock or equity appreciation rights following the death, disability or termination of employment of members of management, and (b) of amounts required to be paid by Blade, Holdings, the Company or any of its Subsidiaries to participants in employee benefit plans upon termination of employment by such participants, as provided in the documents related thereto, in an aggregate amount (for both clauses (a) and (b)) not to exceed $4.0 million in any fiscal year (provided that any unused amounts may be carried over to any subsequent fiscal year subject to a maximum amount of $8.0 million in any fiscal year), (v) dividends or other payments to Blade and Holdings sufficient to enable Blade and Holdings to perform or provide for accounting, legal, corporate reporting and administrative functions in the ordinary course of business, pay their obligations in respect of certain state qualification fees and charges, or to pay required fees and expenses in connection with the Acquisition and the registration under applicable laws and regulations of their debt or equity securities, (vi) payments under the Tax Sharing Agreement, (vii) Investments that are not Permitted Investments made by the Company or any Restricted Subsidiary after the Issue Date in an aggregate amount not to exceed $15.0 million plus, to the extent that any such Investment is sold for cash or otherwise liquidated or repaid for cash, the lesser of (x) the cash return of capital with respect to such Investment (less the cost of disposition if any) and (y) the initial amount of such Investment, and (viii) Investments in securities not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of the covenant described under "-- Certain Covenants--Limitation on Asset Sales" above or any other disposition of assets not constituting an Asset Sale by reason of the $100,000 threshold contained in the definition thereof; provided that, for purposes of determining whether Restricted Payments can be made pursuant to the previous paragraph, all payments made pursuant to clauses (iv), (v), (vi), (vii) and
(viii) shall be included and payments made pursuant to all other clauses specified above shall not be so included. The Initial Distribution and any payments made pursuant to the Management Agreements shall not constitute Restricted Payments.

 Limitation on Payment Restrictions Affecting Subsidiaries

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to: (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligation owed to the Company or a Restricted Subsidiary, (ii) make any loans or advances to the Company or a Restricted Subsidiary or (iii) transfer any of its property or assets to the Company, except any such encumbrance or restriction under or by reason of (a) applicable law, (b) the Indenture, (c) the New Bank Credit Facility, (d) secured Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenants described under "--Limitation on Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness, (e) customary net worth provisions contained in leases and other agreements entered into in the ordinary course of business, (f) customary restrictions with respect to a Restricted Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, (g) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements, (h) any Purchase Money Note, or

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

other Indebtedness or contractual requirements incurred with respect to a Qualified Receivables Transaction relating to Receivables Subsidiaries, (i) any other instrument governing Indebtedness incurred on or after the Closing Date or any refinancing thereof that is incurred in accordance with the Indenture, provided that the encumbrance or restriction contained in any such Indebtedness or any such refinancing thereof is no more restrictive and no more unfavorable to the holders of the Notes than that contained in the New Bank Credit Facility as in effect on the Closing Date, (j) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of a Subsidiary, and (k) Acquired Indebtedness, provided that (x) such restriction is not applicable to any person, or the properties or assets of any person, other than the person acquired and (y) such Indebtedness is otherwise permitted to be incurred pursuant to the "Limitation on Indebtedness" covenant.

 Limitation on Asset Sales

  The Company may not, and may not permit any Restricted Subsidiary to, consummate any Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of each such Asset Sale at least equal to the fair market value (as determined by the Board of Directors of the Company in good faith) of the assets sold; (ii) not less than 80% (100% in the case of lease payments) of the consideration received by the Company (or such Restricted Subsidiary, as the case may be) is in the form of cash, provided that any note or other obligation received by the Company (or such Restricted Subsidiary, as the case may be) that is converted into cash within 30 days after receipt shall be deemed to be cash for purposes of this clause (ii); and (iii) the Company within 365 days of such Asset Sale (x) reinvests or causes a Restricted Subsidiary to reinvest (including by way of acquisitions) the Net Cash Proceeds of any Asset Sale into one or more of the then existing businesses of the Company and its Subsidiaries; or (y) applies or causes to be applied such Net Cash Proceeds to the permanent reduction of outstanding Senior Indebtedness; or (z) after such time as the accumulated Excess Net Proceeds equal or exceed $10.0 million, applies or causes to be applied such Excess Net Proceeds to the purchase of Notes tendered to the Company for purchase at a price equal to 100% of the principal amount thereof plus accrued interest thereon to the date of purchase pursuant to an offer to purchase by the Company (a "Net Proceeds Offer") as set forth below; provided, however, that the Company shall have the right to exclude Asset Sales the net proceeds of which in the aggregate do not exceed $2.0 million annually from the calculation of accumulated Net Cash Proceeds; provided, further, to the extent Net Cash Proceeds have not been applied pursuant to clause (x), (y) or (z) above within 270 days of an Asset Sale, such Net Cash Proceeds shall be held in a segregated account pending such application.

  The Company will be required under the New Bank Credit Facility to apply certain net proceeds of asset sales to the repayment of Obligations thereunder.

  Each Net Proceeds Offer will be mailed to record holders of Notes as shown on the register of holders not less than 325 nor more than 365 days after the relevant Asset Sale, with a copy to the Trustee, shall specify the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) and shall otherwise comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent holders properly tender Notes in an amount exceeding the Net Proceeds Offer, Notes of tendering holders will be repurchased on a pro rata basis (based on amounts tendered). If the aggregate purchase price of Notes tendered pursuant to the Net Proceeds Offer is less than the Net Cash Proceeds allotted to the purchase of the Notes, the Company may apply the remaining Net Cash Proceeds for general corporate purposes.

  The Company will comply with all applicable securities laws in connection with any Net Proceeds Offer, including Rule 14e-1 under the Exchange Act.

 Limitation on Liens

  The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon any property or asset of the Company or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary which owns property or assets, now owned or hereafter acquired, unless (i) if such Lien secures Indebtedness which is pari passu with the Notes or a Guarantee, then the Notes or such Guarantee, as the case may be, are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien or
(ii) if such Lien secures Indebtedness which is subordinated to the Notes or a Guarantee, any such Lien shall be subordinated to the Lien granted to the holders of the Notes or such Guarantee, as the case may be, to the same extent as such Subordinated Obligations are subordinated to the Notes.

 Limitation on Transfer of Assets to Certain Subsidiaries

  The Company will not, and will not permit any of its Restricted Subsidiaries to, sell, convey, transfer, lease or otherwise dispose of any of its assets or property to any Subsidiary that is not a wholly owned Restricted Subsidiary of the Company, except in connection with a Qualified Receivables Transaction or as otherwise permitted pursuant to the "--Limitation on Asset Sales" and the "--Limitation on Restricted Payments" covenants.

 Limitation on Capital Stock of Restricted Subsidiaries

  The Company will not (i) sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Restricted Subsidiary (other than Liens on such Capital Stock securing Obligations under Senior Indebtedness or Guarantor Senior Indebtedness) or (ii) permit any of its Restricted Subsidiaries to issue any Capital Stock, other than to the Company or a wholly owned Restricted Subsidiary of the Company. The foregoing restrictions shall not apply to an Asset Sale made in compliance with "--Limitation on Certain Asset Sales" or the issuance of Preferred Stock in compliance with the covenant described under "--Limitation on Indebtedness."

 Limitation on Transactions With Affiliates

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, following the Issue Date, enter into or permit to exist any transaction with any Affiliate of the Company or any Significant Stockholder of the Company, including any payments pursuant to the Management Agreement in excess of the amounts specified in clause (vi) below (an "Affiliate Transaction") unless such transaction is on terms that are fair and reasonable to the Company or such Subsidiary and no less favorable to the Company or such Subsidiary than those that could be obtained in a comparable arm's length transaction with an entity that is not an Affiliate or a Significant Stockholder of the Company; provided that in the event such transaction or series of related transactions involves aggregate consideration in excess of $2.0 million, the foregoing determination as to fairness shall be made by a majority of the Independent members of the Board of Directors of the Company as evidenced by a Board Resolution (and if there are no Independent directors (x) directors shall be deemed to be Independent if they are Independent with respect to the Affiliate Transaction under consideration and
(y) each of the Company's officers who are also directors shall be considered Independent with respect to transactions to which the Company or a Restricted Subsidiary, on the one hand, and a Significant Stockholder or its Affiliate, on the other hand, are parties, unless such officer is an officer, director, employee, partner or stockholder of such Significant Stockholder or Affiliate, as the case may be); provided, further, that in the event such transaction or series of related transactions involves aggregate consideration in excess of $10.0 million, the Company shall, in addition to obtaining the approval of the Independent members of its Board of Directors, obtain a written opinion of an Independent Financial Advisor stating that the terms of such transaction are fair and reasonable to the Company or such Subsidiary from a financial point of view; provided, however, that the (i) reasonable and customary directors' fees, indemnification and similar arrangements and payments thereunder, (ii) transactions between or among or for the benefit of the Company and its Subsidiaries, which are not otherwise prohibited by the Indenture, (iii) any employment agreement entered into by the Company or any of its Subsidiaries in the ordinary course of business, (iv) Restricted Payments (other than Investments) permitted by the provisions of the Indenture described above under "--Limitation on Restricted Payments," (v) provision of administrative or management services by the Company or its Subsidiaries or any of their officers to any of their respective

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

Subsidiaries in the ordinary course of business, (vi) payments made pursuant to each of the Management Agreements (x) upon consummation of the Acquisition not in excess of $2.0 million plus fees and expenses, and, in addition, (y) payments in an aggregate amount not exceeding $1.0 million in any twelve-month period, (vii) transactions contemplated by any agreement as in effect as of the Closing Date or any amendment thereto so long as any such amendment is not disadvantageous to the Holders of the Notes in any material respect and so long as the amounts paid by the Company and the Restricted Subsidiaries under any such amended agreement do not exceed the amounts payable by the Company and the Restricted Subsidiaries on the Closing Date, in each case, shall not be deemed Affiliate Transactions.

 Limitation on Mergers and Certain Other Transactions

  The Company, in a single transaction or through a series of related transactions, shall not consolidate with or merge with or into any other person, or transfer (by lease, assignment, sale or otherwise) all or substantially all of its properties and assets unless (i) either the Company shall be the continuing person, or the person (if other than the Company) formed by such consolidation or into which the Company is merged or to which all or substantially all of the properties and assets of the Company are transferred (the Company or such other person hereinafter referred to as the "Surviving Person") shall be a corporation organized and validly existing under the laws of the United States, any state thereof or the District of Columbia, and if other than the Company shall expressly assume, by an indenture supplement, all of the obligations of the Company under the Notes and the Indenture; (ii) immediately after and giving effect to such transaction and the assumption contemplated by clause (i) above and the incurrence or anticipated incurrence of any Indebtedness to be incurred in connection therewith, the Surviving Person could incur at least $1.00 of Indebtedness pursuant to the first paragraph under the "Limitation on Indebtedness" covenant; and (iii) immediately before and immediately after and giving effect to such transaction and the assumption of the obligations as set forth in clause (i) above and the incurrence or anticipated incurrence of any Indebtedness to be incurred in connection therewith, no Default or Event of Default shall have occurred and be continuing.

  Mergers consummated on the Closing Date to effect the Acquisition were exempt from the foregoing limitations.

GUARANTEES

  The Notes are jointly and severally guaranteed by Restricted Subsidiaries of the Company if such Subsidiaries seek to incur Indebtedness that may only be incurred by Subsidiaries that are Subsidiary Guarantors.

  Each Subsidiary Guarantor unconditionally guarantees, jointly and severally, to each holder and the Trustee, subject to subordination provisions substantially the same as those described above, the full and prompt performance of the Company's obligations under the Indenture and the Notes, including the payment of principal of and interest on the Notes.

  Upon the sale or disposition (whether by merger, stock purchase, asset sale or otherwise) of a Subsidiary Guarantor (or all or substantially all of its assets) to an entity which is not a Restricted Subsidiary, which is otherwise in compliance with the Indenture, such Subsidiary Guarantor shall be deemed released from all its obligations under the Indenture and its Guarantee; provided, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor under the New Bank Credit Facility and all of its guarantees of, and under all of its pledges of assets or other security interests which secure, Indebtedness of the Company or any Restricted Subsidiary shall also terminate upon such release, sale or transfer.

  The Indebtedness evidenced by each Guarantee (including the payment of principal of, premium, if any, and interest on the Notes) will be subordinated on the same basis to Guarantor Senior Indebtedness (defined with respect to the Indebtedness of a Guarantor in the same manner as Senior Indebtedness is defined with respect to the Company) as the Notes are subordinated to Senior Indebtedness. See "--Subordination" above.

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

  The obligations of each Subsidiary Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any guarantees under the New Bank Credit Facility) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Subsidiary Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the Adjusted Net Assets of each Subsidiary Guarantor.

  Each Subsidiary Guarantor may consolidate with or merge into or sell its assets to the Company or another Subsidiary Guarantor without limitation. Each Subsidiary Guarantor may consolidate with or merge into or sell all or substantially all of its assets to a corporation other than the Company or another Subsidiary Guarantor (whether or not affiliated with the Subsidiary Guarantor), provided that (i) the transaction is an Asset Sale consummated in accordance with the "Limitation on Asset Sales" covenant, (ii) if the surviving corporation is not the Subsidiary Guarantor, the surviving corporation agrees to assume such Subsidiary Guarantor's Guarantee and all its obligations pursuant to the Indenture and (iii) such transaction does not (x) violate any covenants set forth in the Indenture or (y) result in a Default or Event of Default immediately thereafter that is continuing.

  As of the date of this prospectus, none of the Company's subsidiaries is a Subsidiary Guarantor guaranteeing the Notes, nor is there a plan for any subsidiary to become a Subsidiary Guarantor guaranteeing the Notes following this Exchange Offer.

EVENTS OF DEFAULT

  An "Event of Default" is defined in the Indenture to mean

  (a) default in the payment of any installment of interest upon any of the Notes as and when the same shall become due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of all or any part of the principal on any of the Notes when the same shall become due and payable, either at maturity, upon any redemption, by declaration or otherwise;
(c) failure on the part of the Company or any Subsidiary Guarantor duly to observe or perform any other of the covenants or agreements on the part of the Company or any Subsidiary Guarantor in the Notes or in the Indenture for a period of 30 days after receipt of written notice specifying such failure, stating that such notice is a "Notice of Default" under the Indenture and demanding that the Company or such Subsidiary Guarantor, as the case may be, remedy the same, shall have been given by registered or certified mail, return receipt requested, to the Company by the Trustee, or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes at the time outstanding; (d) a default under any Indebtedness of the Company or its Restricted Subsidiaries, whether such Indebtedness now exists or shall hereinafter be created, if both (A) such default either (i) results from the failure to pay principal on Indebtedness at its final stated maturity and such failure continues for a period longer than the grace period provided in such Indebtedness, or (ii) results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and such acceleration has not been rescinded, canceled or otherwise cured within 10 days after receipt of notice of acceleration by the Company and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal or interest at final maturity or the maturity of which has been so accelerated, in each case with respect to which the time period described above has passed, aggregates in excess of $7.5 million at any one time; (e) any final judgment or order for the payment of money shall be rendered against the Company or any Significant Subsidiary of the Company by a court of competent jurisdiction in excess of $7.5 million individually or in the aggregate for all such judgments or orders against all such persons that are not stayed, bonded or discharged and there is a period of 60 consecutive days, after written notice has been given by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, during which a stay of enforcement of such judgment or order, by reason of pending appeal or otherwise, shall not be in effect; (f) certain events of bankruptcy with respect to the Company and its Significant Subsidiaries; or (g) failure of the Company to consummate the Acquisition substantially concurrently with the issuance of the Notes.

  If an Event of Default (other than an Event of Default specified in clause
(f) above with respect to the Company) occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), may declare the entire principal amount of and accrued interest on the Notes to be due and payable immediately, and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the New Bank Credit Facility, shall become due and payable upon the first to occur of an acceleration under the New Bank Credit Facility, or 5 business days after receipt by the Company and the Representative under the New Bank Credit Facility of such Acceleration Notice, unless all Events of Default specified in such Acceleration Notice (other than any Event of Default in respect of non-payment of principal) shall have been cured. In the event of a declaration because an Event of Default set forth in clause (d) of the preceding paragraph has occurred and is continuing, such declaration of acceleration shall be automatically annulled if the missed payments in respect of such Indebtedness have been paid or if the holders of the Indebtedness that is subject to acceleration have rescinded their declaration of acceleration and the Trustee has received written notice of such Indebtedness having been repaid in full, in each case within 60 days thereof and if (i) the annulment of such acceleration would not conflict with any judgment or decree of a court of competent jurisdiction, (ii) all existing Events of Default, except non-payment of principal or interest which have become due solely because of the acceleration, have been cured or waived and
(iii) the Company has delivered an Officer's Certificate to the Trustee to the effect of clauses (i) and (ii) above. If an Event of Default specified in clause (f) above occurs with respect to the Company, the principal amount of and accrued interest on the Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

  The declaration of acceleration is subject to the condition that if, at any time after the principal of the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Notes and the principal of any and all Notes which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is unenforceable under applicable law, on overdue installments of interest, at the same rate as the rate of interest specified in the Notes, to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith, and if any and all Events of Default under the Indenture, other than the non-payment of the principal of Notes which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided in the Indenture, then and in every such case the holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and to the Trustee, may waive all defaults and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon.

  The holders of a majority in outstanding aggregate principal amount of the Notes by notice to the Trustee may on behalf of the holders of the Notes waive any existing Default or Event of Default under the Indenture and its consequences, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

  No holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in principal amount of the outstanding Notes have made written request, and offered indemnity, to the Trustee to institute such proceeding as Trustee, the Trustee has failed to institute such proceeding within 30 days after receipt of such notice and the Trustee has not within such

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

30-day period received directions inconsistent with such written request by holders of a majority in principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or accrued interest on, such Note on or after the respective due dates expressed in such Note.

  The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal, premium (if any) or interest on any Note, the trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is in the interest of the holders of the Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred under the Indenture during the previous year. The Company is also required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of events which would constitute certain Defaults under the Indenture, their status and what action the Company is taking or proposes to take in respect thereof.

TRANSFER

  The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to pay all taxes, assessments or other governmental charges. The Notes will be issued in a transaction exempt from registration under the Act and will be subject to the restrictions on transfer described in "Transfer Restrictions." The registered holder of a Note may be treated as the owner of it for all purposes. See "Book Entry, Delivery Form."

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No director, officer, employee or stockholder, as such, of the Company or any Subsidiary shall have any liability for any obligations of the Company or any Subsidiary under the Notes, any Subsidiary Guarantee or the Indenture. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. This provision does not affect any possible claims under the federal securities laws.

SATISFACTION AND DISCHARGE OF THE INDENTURE; COVENANT DEFEASANCE

  The Indenture will cease to be of further effect as to all outstanding Notes (except as to (a) rights of registration of transfer, substitution, exchange and the Company's right of optional redemption and prepayment), (b) rights of holders to receive payments of principal of and interest on the Notes and any other rights of the holders thereof with respect to the amounts deposited with the Trustee under the provisions referred to in this paragraph, (c) the rights, obligations and immunities of the Trustee under the Indenture and (d) certain other specified provisions in the Indenture) when (x) all outstanding Notes (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (y) the Company shall have paid or caused to be paid the principal of and interest on the Notes as and when the same shall have become due and payable or (z)(i) the Notes not previously delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption upon delivery of notice and (ii) the Company shall have deposited with the Trustee, as trust funds, the entire amount in cash sufficient to pay the principal of and interest on the outstanding Notes to maturity or redemption, as the case may be.

  The Indenture will also cease to be in effect (except as aforesaid) on the 91st day after the deposit by the Company with the Trustee, in trust for the benefit of the holders of Notes, of (a) money in an amount or (b) U.S. government obligations which through the payment of interest and principal in accordance with their terms will provide, not later than one business day before the due date of payments in respect of the Notes, money in an amount, or (c) a combination thereof, sufficient in the opinion of a nationally recognized independent public accounting firm to pay and discharge without consideration of reinvestment of such interest each installment of principal and interest on the Notes then outstanding at the maturity date of such principal or installment of principal and interest. Such a trust may only be established if the Company has delivered to the Trustee an opinion of counsel acceptable to the Trustee (who may be counsel to the Company) to the effect that (i) the defeasance and discharge will not be deemed, or result in, a taxable event, with respect to holders of the Notes, (ii) the creation of the trust will not violate the Investment Company Act of 1940 and (iii) after the passage of 90 days following the deposit of the trust funds, such funds will not be subject to any bankruptcy, insolvency, reorganization or other similar law affecting creditors' rights generally. The Indenture will not be discharged if, among other things, an Event of Default, or an event which with notice or lapse of time would have become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 91st day after such date. In the event of any such defeasance and discharge, Note holders will thereafter be able to look only to such trust fund for payment of principal and interest on the Notes.

  The Indenture provides that the Company may cease to comply with certain covenants imposing restrictions on the incurrence of Indebtedness by the Company and its Subsidiaries, and limitations on certain Restricted Payments, disposition of assets of the Company and its Subsidiaries, limitations on payment of dividends and other distributions or payments by Subsidiaries, transactions with Affiliates, mergers and consolidations, and Change in Control transactions if the Company deposits with the Trustee money and/or U.S. government obligations, which, through the payment of interest and principal thereof in accordance with their terms, will provide, not later than one business day before the date payments in respect of the Notes are payable, money in an amount sufficient in the opinion of a nationally recognized independent public accounting firm to pay principal of and interest on the outstanding Notes (without consideration of the reinvestment of such interest) or installments of principal or interest. The obligations of the Company under the Indenture other than with respect to the covenants referred to above shall remain in full force and effect. Such a trust may only be established if the Company has delivered to the Trustee an opinion of counsel acceptable to the Trustee (who may be counsel to the Company) to the effect that (i) the deposit and related covenant defeasance will not be deemed, or result in, a taxable event with respect to holders of Notes; and (ii) the creation of the trust will not violate the Investment Company Act of 1940.

MODIFICATION OF THE INDENTURE

  The Indenture and the Notes may be amended or supplemented (and compliance with any provision thereof may be waived) by the Company, the Trustee and the holders of not less than a majority in aggregate principal amount of the Notes then outstanding, except that without the consent of each holder affected, no such amendment, supplement or waiver may (1) change the principal amount of Notes whose holders must consent to an amendment, supplement or waiver of any provision of the Indenture or the Notes; (2) reduce the rate or extend the time for payment of interest on any Note; (3) reduce the principal amount of any Note; (4) change the Maturity Date of any Note or alter the redemption provisions in a manner adverse to any holder; (5) make any changes in the provisions concerning waivers of Defaults or Events of Default by holders or the rights of holders to recover the principal of, premium (if any) or interest on or redemption payment with respect to any Note; (6) make the principal of, or interest on, any Note payable with anything other than as provided for in the Indenture and the Notes; (7) waive the Event of Default specified in clause (g) of the first paragraph under "Events of Default" and
(8) make any change to the subordination provisions of the Indenture and the Notes in a manner that adversely affects the holders.

  In addition, the Company and the Trustee may amend the Indenture and the Notes for certain specified purposes, including, among other things, (a) to cure any ambiguity, defect or inconsistency therein; provided that such amendment or supplement does not adversely affect the rights of any holder,
(b) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939 or (c) to make any other change that does not adversely affect the rights of any holder. Notwithstanding the foregoing, no amendment shall modify any provision of the Indenture so as to adversely affect the rights of any holder of Senior Indebtedness without the consent of such holder.

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

THE TRUSTEE

  The holders of a majority in principal amount of the outstanding Notes may remove the Trustee and appoint a successor trustee with the Company's consent, by so notifying the trustee to be so removed and the Company. In addition, the holders of a majority in principal amount of the outstanding Notes have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on such Trustee.

  The Indenture provides that, in case a Default or an Event of Default has occurred and is continuing, the Trustee thereunder shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in the exercise thereof, as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Subject to the latter provision, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred thereby. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any laws or power conferred on the Trustee.

  The Indenture contains limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to be realized on certain property received by it in respect of any such claims, securities or otherwise. The Trustee is permitted to engage in other transactions; however, if the Trustee acquires any "conflicting interest," it must eliminate such conflict or resign.

REPORTS

  So long as the Notes are outstanding, the Company will furnish to the Trustee and holders of the Notes all quarterly and annual financial reports that the Company is required to file with the Commission under the Exchange Act (or similar reports in the event that the Company is not at the time required to file such reports with the Commission). The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or the holders of the Notes, it will nonetheless continue to furnish such information to the Commission (to the extent the Commission is accepting such reports) and holders of the Notes.

BOOK ENTRY; DELIVERY AND FORM

  Except as described in the next paragraph, the Notes (and the related guarantees, if any) initially will be represented by a single, permanent global certificate in definitive, fully registered form (the "Global Note"). The Global Note will be deposited on the Issue Date with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.

  Notes (i) held by or transferred to "foreign purchasers" or (ii) held by qualified institutional buyers (as defined in Rule 144A under the Securities
Act) ("QIBs") or Accredited Investors who are not QIBs who elect to take physical delivery of their certificates instead of holding their interests through the Global Note (and which are thus ineligible to trade through DTC) (collectively referred to herein as the "Non-Global Purchasers") will be issued in registered form (a "Certificated Security"). Upon the transfer to a QIB of any Certificated Security initially issued to a Non-Global Purchaser, such Certificated Security will, unless the transferee requests otherwise or the Global Note has previously been exchanged in whole for Certificated Securities, be exchanged for an interest in the Global Note.

  The Global Note. Pursuant to Procedures established by DTC (i) DTC or its custodian will credit, on its internal system, the principal amount of Notes of the individual beneficial interests represented by the Global Note to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global. Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interest in the Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. QIBs may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

  So long as DTC, or its nominee, is the registered owner or holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture.

  Payments of the principal of, premium (if any) and interest on, the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

  The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

  Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in federal funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in the Global Note in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Note for Certificated Securities, which it will distribute to its participants.

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Certificated Securities. If DTC is at any time unwilling or unable to continue as a depository for the Global Note and a successor depositary is not appointed by the Company within 90 days, Certificated Securities will be issued in exchange for the Global Notes.

CERTAIN DEFINITIONS

  "Acquired Indebtedness" means (i) with respect to any person that becomes a Restricted Subsidiary, Indebtedness of such person at the time such person becomes a Restricted Subsidiary and not incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary, treating for purposes of this definition as Indebtedness the unused portion of any revolving loan commitments provided in agreements to which such person is a party as borrower or guarantor and (ii) with respect to the Company or any of its Restricted Subsidiaries, any Indebtedness assumed by the Company or any of its Restricted Subsidiaries in connection with the acquisition of any assets from another person (other than the Company or any of its Restricted Subsidiaries), and which was not incurred by such other person in connection with or, in contemplation of, such acquisition.

  "Acquisition" means the acquisition of Holdings and certain affiliates of Holdings pursuant to that certain Stock Purchase Agreement dated as of October 12, 1995 among Pechiney, Pechiney International, Howmet Cercast S.A. and Blade.

  "Act" means the Securities Act of 1933, as amended.

  "Adjusted Net Assets" of a Subsidiary Guarantor at any date shall mean the lesser of the amount by which (i) the fair value of the property of such Subsidiary Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under the Guarantee of such Subsidiary Guarantor at such date and (ii) the present fair salable value of the assets of such Subsidiary Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Subsidiary Guarantor on its debts (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date and after giving effect to any collection from any Subsidiary of such Subsidiary Guarantor in respect of the obligations of such Subsidiary under the Guarantee), excluding debt in respect of the Guarantee, as they become absolute and matured.

  "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease, assignment or other transfer for value (including any sale and leaseback transaction) by the Company or any of its Restricted Subsidiaries to any person other than the Company, any Receivables Subsidiary or any other wholly owned Restricted Subsidiary of (i) any Capital Stock of any Restricted Subsidiary; or (ii) any other property or assets of the Company or any Restricted Subsidiary other than in the ordinary course of business, in each case, resulting in Net Cash Proceeds to the Company and its Restricted Subsidiaries of $100,000 or more (other than sales of accounts receivable by a Receivables Subsidiary pursuant to a Qualified Receivables Transaction), provided that the sale, conveyance, transfer, assignment or other transfer of substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the terms of the Indenture described above under the caption "--Limits on Mergers and Certain Other Transactions."

  "Blade" means Blade Acquisition Corp., a Delaware corporation.

  "Capital Stock" means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of corporate stock, including each class of common stock and preferred stock of such person.

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

  "Capitalized Lease Obligation" means obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations determined in accordance with GAAP.

  "Cash Equivalents" means (i) obligations issued or unconditionally guaranteed by the United States of America or any agency thereof, or obligations issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States of America maturing not more than one year from the date of the issuance thereof, (ii) commercial paper rated among the two highest grades by Moody's Investors Service, Inc. and Standard & Poor's Corporation and maturing not more than one year from the date of creation thereof, (iii) demand and time deposits with, and certificates of deposit, eurodollar time deposits and banker's acceptances issued by, any bank having capital surplus and undivided profits aggregating at least $500.0 million and maturing not more than one year from the date of creation thereof,
(iv) repurchase agreements that are secured by a perfected security interest in an obligation described in clause (i) and are with any bank described in clause (iii), and (v) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Corporation maturing not more than one year from the date of the issuance thereof.

  "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any person or group of related persons for purposes of Section 13(d) of the Exchange Act (a "Group") together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture);
(ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); or (iii) the acquisition in one or more transactions, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) by (x) any person or entity (other than any Permitted Holder) or (y) any group of persons or entities (excluding any Permitted Holders) who constitute a Group, in either case, of any securities of the Company such that, as a result of such acquisition, such person, entity or Group either (A) beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, at least 35% of the Company's then outstanding voting securities entitled to vote on a regular basis for the Board of Directors of the Company (but only to the extent that (x) such beneficial ownership is not shared with any Permitted Holder who has the power to direct the vote thereof and (y) Permitted Holders beneficially own less than a majority of such voting securities), or (B) otherwise has the ability to elect, directly or indirectly, a majority of the members of the Company's Board of Directors, including without limitation by the acquisition of revocable proxies for the election of directors. Clause (i) of the definition of "Change of Control" includes a sale, lease, exchange or other transfer of "all or substantially all" of the assets of the Company to a Group. There is little case law interpreting the phrase "all or substantially all" in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, exchange or other transfer of all or substantially all of the Company's assets to person or a Group may be uncertain.

  "Consolidated EBITDA" of the Company means, for any period, the sum (without duplication) of (i) Consolidated Net Income, (ii) to the extent Consolidated Net Income has been reduced thereby, all income taxes of the Company and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period, Consolidated Interest Expense, amortization expense (including write-off of intangible assets and deferred financing costs), depreciation expense, and any restructuring reserve or charge recorded during such period in accordance with GAAP (including any such reserve or charge related to the Acquisition), (iii) LIFO charges (credit) of the Company and its Restricted Subsidiaries for such period and (iv) other non-cash items reducing Consolidated Net Income (excluding any such charge which requires an accrual of or a cash reserve for cash charges for any future period) less (x) other non-cash items increasing Consolidated Net Income and (y) the amount of all cash payments made by such person or its subsidiaries during such period to the extent that such cash payment has been provided for in a reserve or charge referred to (and previously added back to such Consolidated Net Income) in clause (ii) or (iv) above (and were not otherwise deducted in the computation of

Consolidated Net Income of such person for such period), all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP.

  "Consolidated Interest Expense" of the Company means, the aggregate of (i) all cash and non-cash interest expense (minus amortization or write-off of deferred financing costs included in cash or non-cash interest expense and minus interest income and capitalized interest) with respect to all outstanding Indebtedness of the Company and its Restricted Subsidiaries for such period plus (ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of the Company and the Restricted Subsidiaries (other than dividends paid in Qualified Capital Stock) paid, accrued (other than to or for the benefit of the Company or a Restricted Subsidiary) or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of the Company expressed as a decimal.

  "Consolidated Net Income" of the Company means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (i) gains and losses from Asset Sales or abandonments or reserves relating thereto and the related tax effects, (ii) items classified as extraordinary, nonrecurring or unusual gains and losses, and the related tax effects, each determined in accordance with GAAP, (iii) the net income of any person acquired in a pooling of interests transaction accrued prior to the date it becomes a Restricted Subsidiary of the Company or is merged or consolidated with the Company or any Restricted Subsidiary, (iv) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income was actually prevented by contract, operation of law or otherwise and (v) the net income of any person, other than a Restricted Subsidiary, except to the extent of the lesser of (x) cash dividends or distributions paid to the Company or a Restricted Subsidiary of the Company by such person and (y) the net income of such person (but in no event less than zero).

  "Consolidated Net Worth" of any person means the Net Worth of such person and its consolidated subsidiaries, determined on a consolidated basis in accordance with GAAP.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values.

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "Designated Senior Indebtedness" means (i) any Indebtedness under or in respect of the New Bank Credit Facility and (ii) if no Indebtedness under the New Bank Credit Facility is outstanding, any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of this Prospectus. For purposes of this definition the term "New Bank Credit Facility" shall not include any agreement governing Indebtedness incurred to refund, replace or refinance borrowings or commitments under the New Bank Credit Facility other than any such agreements incurred to refund, replace or refinance the entirety of the borrowings and commitments then outstanding or permitted to be outstanding thereunder.

  "Disqualified Capital Stock" means, with respect to any person, any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is exchangeable for Indebtedness, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes.

  "Excess Net Proceeds" shall mean Net Cash Proceeds of any Asset Sale not applied in accordance with clause (iii)(x) or (y) of the "Limitation on Asset Sales" covenant.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "GAAP" or "generally accepted accounting principles" means generally accepted accounting principles in the United States as in effect from time to time, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

  "Guarantor Senior Indebtedness" means (i) indebtedness of a Subsidiary Guarantor for money borrowed and all obligations, whether direct or indirect, under guarantees, letters of credit, foreign currency or interest rate swaps, foreign exchange contracts, caps, collars, options, hedges or other agreements or arrangements designed to protect against fluctuations in currency values or interest rates, other extensions of credit, expenses, fees, reimbursements, indemnities and all other amounts owed by such Subsidiary Guarantor under, or with respect to, the New Bank Credit Facility (including any interest accruing subsequent to the filing of a petition in bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law), (ii) the principal of and premium, if any, and accrued and unpaid interest, whether existing on the date hereof or hereafter incurred, in respect of (A) indebtedness of such Subsidiary Guarantor for money borrowed, (B) express written guarantees by such Subsidiary Guarantor of indebtedness for money borrowed by any other person,
(C) indebtedness evidenced by notes, debentures, bonds, or other instruments of indebtedness for the payment of which such Subsidiary Guarantor is responsible or liable, by guarantees or otherwise, (D) obligations of such Subsidiary Guarantor for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (E) obligations of such Subsidiary Guarantor under any agreement to lease, or any lease of, any real or personal property which, in accordance with GAAP, is classified upon such Subsidiary Guarantor's consolidated balance sheet as a liability, and (F) obligations of such Subsidiary Guarantor under or guaranteeing interest rate swaps, caps, collars, options and similar arrangements and foreign currency hedges and (iii) modifications, renewals, extensions, replacements, refinancings, and refundings of any such indebtedness, obligations or guarantees, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such indebtedness, obligations or guarantees, or such modifications, renewals, extensions, replacements, refinancings, or refundings thereof, are not superior in right of payment to the Guarantee of such Subsidiary Guarantor, provided, that Guarantor Senior Indebtedness will not be deemed to include (a) any liability for Federal, state, local or other taxes owed or owing by a Subsidiary Guarantor, (b) any accounts payable or other liability to trade creditors arising in the ordinary course of business, (c) any Indebtedness, guarantee or obligation of a Subsidiary Guarantor which is subordinate or junior by its terms in any respect to any other Indebtedness, guarantee or obligations of such Subsidiary Guarantor or (d) Indebtedness incurred in violation of the "Limitation on Indebtedness" covenant (but as to any such Indebtedness under the New Bank Credit Facility, no such violation shall be deemed to exist for purposes of this clause (d) if the Representative of the Lenders thereunder shall have received an Officers' Certificate of the Company to the effect that the issuance of such Indebtedness does not violate such covenant and setting forth in reasonable detail the reasons therefor.)

  "Hedging Obligations" means, with respect to the Company or a Restricted Subsidiary, (i) the obligations of such person under Interest Rate Agreements,
(ii) the obligations of such person under Currency Agreements and (iii) obligations under agreements or arrangements designed to protect such person against fluctuations in the value of commodities entered into in such person's business.

  "Holdings" means Pechiney Corporation, a Delaware corporation.

  "Howmet Cercast S.A." means Howmet Cercast S.A., a societe anonyme organized under the laws of the Republic of France.

  "Indebtedness" of any person means, at any time, without duplication: (i) the principal of and, if any is due and payable at such time, premium in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such person is responsible or liable;
(ii) all Capitalized Lease Obligations of such person; (iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person; provided that, for the purpose of determining Events of Default referred to in clause (d) under the caption "--Events of Default", obligations with respect to letters of credit securing obligations entered into in the ordinary course of business shall be excluded only to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit); (v) the principal amount of all obligations of such person with respect to the redemption, repayment or other purchase of any Disqualified Capital Stock; (vi) in the case of the Company, any Preferred Stock of a Restricted Subsidiary, valued at the aggregate liquidation preference thereof plus accrued and unpaid dividends thereon; (vii) all obligations of the type referred to in clauses (i) through (vi) above of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise; and (viii) all obligations of the type referred to in clauses (i) through
(vii) of other persons secured by a lien, mortgage, pledge or encumbrance of any kind on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; provided, however, that Indebtedness shall not include any interest, commitment or other fees.

  "Independent" means, with respect to the Company and its subsidiaries, any person who (i) is in fact independent, (ii) does not have any direct financial interest or any material indirect financial interest in the Company or any of its Subsidiaries, or in any Affiliate of the Company or any of its Subsidiaries (other than as a result of holding securities of the Company in trading accounts) and (iii) is not an officer, employee, promoter, underwriter, trustee, partner, director or person performing similar functions for the Company or any of its Subsidiaries or any Affiliate of the Company or any of its Subsidiaries.

  "Independent Financial Advisor" means a reputable accounting, appraisal or investment banking firm that is, in the reasonable judgment of the Board of Directors of the Company, qualified to perform the task for which such firm has been engaged hereunder and disinterested and independent with respect to the Company and its Affiliates.

  "Initial Distribution" means the distribution, or the advance pursuant to the Pechiney Intercompany Note, to Holdings by the Company on the date the Acquisition is consummated of funds not greater than an amount sufficient to effect the Acquisition.

  "Interest Rate Agreements" means, with respect to the Company and the Restricted Subsidiaries, any arrangements with any other person, whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

  "Investment" means, with respect to any person, all investments by such person in other persons (including Affiliates of such person) in the form of loans, guarantees, advances of assets or capital contributions (excluding commission, travel and similar advances to, and compensation and benefits of, officers and employees of such person made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Capital Stock or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. In addition, the fair market value (as determined by the Board of Directors of the Company in good faith) of the assets of any Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary shall be deemed to be an Investment made by the Company in such Unrestricted Subsidiary at such time. "Investment" shall exclude (i) extensions of trade credit by the Company and the Restricted Subsidiaries on commercially reasonable terms in accordance with such person's normal trade practices and (ii) sales, assignments, transfers, contributions, licenses or other dispositions of patents, copyrights, applications with respect thereto, and other trademarks, intellectual property and other technological "know-how" (collectively, "Intellectual Property") to joint ventures in which the Company or a wholly-owned Restricted Subsidiary owns at least 50% of the equity interests (provided, that if the equity interest of the Company or such Restricted Subsidiary, as the case may be, in such joint venture is reduced below 50%, the Company shall have been deemed to make an Investment in such joint venture in an amount equal to the fair market value (as determined by the Board of Directors of the Company in good faith) of such Intellectual Property).

  "Issue Date" means the date of first issuance of the Notes under the Indenture.

  "Lien" means with respect to any property or assets of any person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

  "Make-Whole Amount" with respect to a Note means an amount equal to the excess, if any, of (i) the present value of the remaining interest, premium and principal payments due on such Note as if such Note were redeemed on December 1, 1999, computed using a discount rate equal to the Treasury Rate plus 150 basis points, over (ii) the outstanding principal amount of such Note. "Treasury Rate" is defined as the yield to maturity at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519), which has become publicly available at least two business days prior to the date fixed for prepayment or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining maturity of the Notes assuming redemption of the Notes on December 1, 1999, provided, however, that if the Average Life of such Note is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Average Life of such Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. "Average Life" means the number of years (calculated to the nearest one-twelfth) between the date of such purchase and December 1, 1999.

  "Management Agreements" means those certain Management Agreements between the Company and TCG Holdings, L.L.C. or another Affiliate of Carlyle, and between the Company and Thiokol Corporation or an Affiliate thereof, in effect on the Closing Date as the same may thereafter be amended on terms no more favorable to such Carlyle or Thiokol entity, as the case may be, than the terms in effect on the Closing Date.

  "Net Cash Proceeds" means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received) from any sale, lease, transfer or other disposition of Capital Stock of the Company or a Restricted Subsidiary or property or other assets of the Company or a Restricted Subsidiary, in each case net of (i) any reserve for adjustment in respect of the sale price of such asset or assets as required by GAAP (provided, that upon the payment of such adjustment amount the excess, if any, of the amount so reserved over the amount so paid shall be deemed "Net Cash Proceeds"), (ii) repayment of any Purchase Money Indebtedness secured by a Lien on the sold asset or assets and (iii) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and any taxes payable and reasonably estimated income taxes, as a consequence of such sale, lease, transfer or other disposition.

  "Net Worth" of any person means the total of the amounts shown on the balance sheet of such person, as of the end of the most recent fiscal quarter of such person ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as the sum of (i) par or stated value for all outstanding Capital Stock of such person plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (x) any accumulated deficit and (y) any amounts attributable to Disqualified Capital Stock.

  "New Bank Credit Facility" means the Credit Agreement, entered into by and among Blade, Holdings, the Company, certain of its Subsidiaries, the lenders referred to therein, Bankers Trust Company, Citicorp USA, Inc. and The First National Bank of Chicago, as Managing Agents, together with the related documents thereto (including, without limitation, the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related documents) governing Indebtedness incurred to refund or refinance the entirety of the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor New Bank Credit Facility, whether by the same or any other lender or group of lenders.

  "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under, or with respect to, the documentation governing any Indebtedness.

  "Operating Coverage Ratio" means the ratio of Consolidated EBITDA of the Company and the Restricted Subsidiaries during the four most recent full fiscal quarters for which financial information is available (the "Four Quarter Period") ending not more than 135 days prior to the date of the transaction giving rise to the need to calculate the Operating Coverage Ratio (the "Transaction Date") of the Company and the Restricted Subsidiaries for the Four Quarter Period to Consolidated Interest Expense of the Company and the Restricted Subsidiaries for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Interest Expense" shall be calculated after giving effect on a pro forma basis for the Four Quarter Period to (i) the incurrence or repayment of any Indebtedness (excluding the incurrence of Indebtedness under any revolving credit facility and including repayments of Indebtedness under any revolving credit facility only to the extent that such repayment effects, or is accompanied by, a permanent reduction in the availability thereunder) of the Company and the Restricted Subsidiaries at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (ii) any Asset Sales (and the application of proceeds thereof) or asset acquisitions outside the ordinary course of business in excess of $100,000 occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale (and the application of proceeds thereof) or asset acquisition occurred on the first day of the Four Quarter Period. If the Company or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third person (other than the Company or any of its Restricted Subsidiaries), the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such person or any subsidiary (other than an Unrestricted Subsidiary) of such person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Interest Expense," (A) interest on Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date, (B) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period, (C) notwithstanding clause (A) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by Interest Rate

Agreements, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such Interest Rate Agreements and (D) the permanent retirement of any Indebtedness during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date shall be given effect as if it occurred at the beginning of such Four Quarter Period.

  "Pechiney Intercompany Note" means the promissory note of Howmet Holdings Acquisition Corp. issued to the Company on the Closing Date in an amount not to exceed the amount sufficient to effect the Acquisition and to pay related fees and expenses.

  "Pechiney International" means Pechiney International, S.A., a societe anonyme organized under the laws of the Republic of France.

  "Pechiney" means Pechiney, a societe anonyme organized under the laws of the Republic of France.

  "Permitted Holder" means TC Group, L.L.C. and Thiokol Corporation or any of their respective Affiliates including managing members on the Issue Date of TC Group, L.L.C. and its affiliates that are limited liability companies.

  "Permitted Investment" means (i) cash and Cash Equivalents, (ii) any Investment in the Company or in a wholly owned Restricted Subsidiary of the Company and (iii) any Investment by the Company or any Subsidiary existing on the Closing Date (including an investment in the Pechiney Intercompany Note and joint ventures existing on the Closing Date), (iv) any Investment by the Company or any Subsidiary of the Company in a person, if as a result of such Investment (A) such person becomes a wholly owned Restricted Subsidiary of the Company or (B) such person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a wholly owned Restricted Subsidiary of the Company (subject in each case to the restrictions described under "-- Limitations and Indebtedness" and "--Limitations on Mergers and Certain Other Transactions") and (v) any Investment by the Company or a wholly owned Restricted Subsidiary of the Company in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other person or assets in connection with a Qualified Receivables Transaction; provided that any Investment in any such person is in the form of a Purchase Money Note, an equity interest or interests in accounts receivable generated by the Company or a Restricted Subsidiary and transferred to any person in connection with a Qualified Receivables Transaction or any such person owning such accounts receivable.

  "Permitted Liens" means (i) Liens on property or assets of, or any shares of stock of or secured debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary of the Company or at the time such corporation is merged into the Company or any of its Restricted Subsidiaries, provided that such Liens are not incurred in connection with, or in contemplation of, such corporation becoming a Restricted Subsidiary of the Company or merging into the Company or any of its Restricted Subsidiaries,
(ii) Liens securing Refinancing Indebtedness, provided that any such Lien does not extend to or cover any Property, shares or debt other than the Property, shares or debt securing the Indebtedness so refunded, refinanced or extended,
(iii) Liens in favor of the Company or any of its Restricted Subsidiaries,
(iv) Liens securing industrial revenue bonds, (v) Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture, provided that (A) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of such Property, (B) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs, and (C) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item, (vi) statutory Liens or landlords', carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which do not secure any Indebtedness and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made therefor, (vii) Liens in favor of the Trustee under the Indenture and any substantially equivalent Lien granted to any trustee or similar institution under any indenture for Indebtedness permitted by the terms of the Indenture, (viii) Liens incurred or pledges or deposits made in the ordinary course of business to secure obligations under workers' compensation, unemployment insurance or other types of social security or similar legislation, (ix) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return of money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money), (x) Liens upon specific items of inventory or other goods and proceeds of any person securing such person's obligations in respect of bankers' acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business, (xi) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof, (xii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of nondelinquent customs duties in connection with the importation of goods, (xiii) judgment and attachment Liens not giving rise to a Default or Event of Default, (xiv) leases or subleases granted to others not interfering in any material respect with the business of the Company or any Subsidiary, (xv) Liens encumbering customary initial deposits and margin deposits, and other Liens incurred in the ordinary course of business that are within the general parameters customary in the industry, in each case securing Indebtedness under Hedging Obligations, (xvi) Liens encumbering deposits made in the ordinary course of business to secure nondelinquent obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or its Subsidiaries for which a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made, (xvii) Liens arising out of consignment or similar arrangements for the sale of goods entered into by the Company or any Subsidiary in the ordinary course of business in accordance with past practices; (xviii) any interest or title of a lessor in the property subject to any lease, whether characterized as capitalized or operating other than any such interest or title resulting from or arising out of a default by the Company or any Subsidiary of its obligations under such lease, (xix) Liens arising from filing UCC financing statements for precautionary purposes in connection with true leases of personal property that are otherwise permitted under the applicable indenture and under which the Company or any Subsidiary is lessee, (xx) other Liens securing obligations incurred in the ordinary course of business which obligations or judgments do not exceed $5.0 million in the aggregate at any one time outstanding, (xxi) Liens securing Capitalized Lease Obligations permitted to be incurred; provided that such Lien does not extend to any property other than that subject to the underlying lease, (xxii) Liens on assets or capital stock of Unrestricted Subsidiaries, (xxiii) Liens securing Indebtedness under the New Bank Credit Facility, (xxiv) Liens existing on the date of the Indenture, (xxv) Liens on accounts receivable owned by Howmet and its Subsidiaries (including, but not limited to, any Receivables Subsidiary) securing Indebtedness incurred in connection with a Qualified Receivables Transaction, (xxvi) Liens on assets of the Company securing Senior Indebtedness and Liens on assets of a Subsidiary Guarantor securing Guarantor Senior Indebtedness, (xxvii) Liens on assets of Howmet Cercast (Canada), Inc. and Canada Acquisition Co. securing Indebtedness of up to $10.0 million from time to time outstanding permitted to be incurred under clause (k) of the covenant described above under Certain Covenants "-- Limitation or Indebtedness," (xxviii) any extensions, substitutions, replacements or renewals of the foregoing, (xxix) Liens for taxes, assessments or governmental charges that are not delinquent or are being contested in good faith by appropriate proceedings and (xxx) easements or minor defects or irregularities in title and other similar charges or encumbrances on property not interfering in any material respect with the Company's use of such property.

  "person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

  "Preferred Stock" means any Capital Stock of a person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such person over the holders of other Capital Stock issued by such person.

  "Property" of any person means all types of real, personal, tangible, intangible or mixed property owned by such person whether or not included in the most recent consolidated balance sheet of such person and its Subsidiaries under GAAP.

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

  "Public Equity Offering" means an underwritten equity offering of the Qualified Capital Stock of the Company, or of any entity of which the Company is a direct or indirect subsidiary, to the extent the proceeds thereof shall have been contributed to the Company, pursuant to an effective registration statement under the Act, the net proceeds of which to the Company (after deducting any underwriting discounts and commissions) exceed $25.0 million.

  "Purchase Money Indebtedness" means any Indebtedness incurred in the ordinary course of business by a person to finance the cost (including the cost of construction) of an item of property, the principal amount of which Indebtedness does not exceed the sum of (i) 100% of such cost and (ii) reasonable fees and expenses of such person incurred in connection therewith.

  "Purchase Money Note" means a promissory note evidencing a line of credit, which may be irrevocable, from, or evidencing other Indebtedness owed to, the Company or any Restricted Subsidiary in connection with a Qualified Receivables Transaction, which note shall be repaid from cash available to the maker of such note, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

  "Qualified Capital Stock" means, with respect to any person, any Capital Stock of such person that is not Disqualified Capital Stock.

  "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Company or any Restricted Subsidiary) and (b) any other person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any Restricted Subsidiary, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

  "Receivables Subsidiary" means a wholly owned Restricted Subsidiary (other than a Subsidiary Guarantor), which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any Restricted Subsidiary (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness)) pursuant to Standard Securitization Undertakings, (ii) is recourse to or obligates the Company or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable, and (c) to which neither the Company nor any Restricted Subsidiary has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying, to the best of such officer's knowledge and belief after consulting with counsel, that such designation complied with the foregoing conditions.

  "Representative" means the agent or representative in respect of any Designated Senior Indebtedness; provided that if, and for so long as, any Designated Senior Indebtedness lacks such a representative, then the Representative for such Designated Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Indebtedness in respect of any Designated Senior Indebtedness.

  "Restricted Subsidiary" means any Subsidiary that is not an Unrestricted Subsidiary.

  "Senior Indebtedness" means (i) indebtedness of the Company for money borrowed and all obligations, whether direct or indirect, under guarantees, letters of credit, foreign currency or interest rate swaps, foreign exchange contracts, caps, collars, options, hedges or other agreements or arrangements designed to protect against fluctuations in currency values or interest rates, other extensions of credit, expenses, fees, reimbursements, indemnities and all other amounts owed by the Company under, or with respect to, the New Bank Credit Facility (including any interest accruing subsequent to the filing of a petition in bankruptcy at the rate provided for in the documentation with respect thereto whether or not such interest is an allowed claim under applicable law), (ii) the principal of and premium, if any, and accrued and unpaid interest, whether existing on the date hereof or hereafter incurred, in respect of (A) indebtedness of the Company for money borrowed, (B) express written guarantees by the Company of indebtedness for money borrowed by any other person, (C) indebtedness evidenced by notes, debentures, bonds, or other instruments of indebtedness for the payment of which the Company is responsible or liable, by guarantees or otherwise, (D) obligations of the Company for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (E) obligations of the Company under any agreement to lease, or any lease of, any real or personal property which, in accordance with GAAP, is classified upon the Company's consolidated balance sheet as a liability, and (F) obligations of the Company under Hedging Obligations and (iii) modifications, renewals, extensions, replacements, refinancings, and refundings of any such indebtedness, obligations or guarantees, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such indebtedness, obligations or guarantees, or such modifications, renewals, extensions, replacements, refinancings, or refundings thereof, are not superior in right of payment to the Notes; provided, that Senior Indebtedness will not be deemed to include (a) any obligation of the Company to any Subsidiary (other than obligations pledged pursuant to the New Bank Credit Facility, as security for the obligations of the Company thereunder), (b) any liability for Federal, state, local or other taxes owed or owing by the Company, (c) any accounts payable or other liability to trade creditors arising in the ordinary course of business, (d) any Indebtedness, guarantee or obligation of the Company which is subordinate or junior by its terms in any respect to any other Indebtedness, guarantee or obligations of the Company or
(e) that portion of any Indebtedness incurred in violation of the "Limitation on Indebtedness" covenant (but as to any such Indebtedness under the New Bank Credit Facility, no such violation shall be deemed to exist for purposes of this clause (e) if the Representative of the lenders thereunder shall have received an officers' certificate of the Company to the effect that the issuance of such Indebtedness does not violate such covenant and setting forth in reasonable detail the reasons therefor).

  "Significant Stockholder" means, with respect to any person, any other person who is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of more than 5% of any class of equity securities of such person that are entitled to vote on a regular basis for the election of directors of such person.

  "Significant Subsidiary" means each Restricted Subsidiary of the Company that is a "significant subsidiary" as defined in Rule 1-02(v) of Regulation S-X under the Securities Act and the Exchange Act (as such regulation is in effect on the date hereof).

  "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary which are reasonably customary in an accounts receivable transaction.

  "Subordinated Obligations" means any Indebtedness of the Company which is expressly subordinated or junior in right of payment to the Notes.

  "subsidiary" of any person means (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is, at the date of determination, directly or indirectly, owned by such person, by one or more subsidiaries of such person or by such person and one or more subsidiaries of such person, or (ii) a partnership in which such person or a subsidiary of such person is, at the date of determination, a general partner of such partnership, but only if such person or its subsidiary is entitled to receive more than fifty percent of the assets of such partnership upon its dissolution, or (iii) any other person (other than a corporation or a partnership) in which such person, a subsidiary of such person or such person and one or more subsidiaries of such person, directly or indirectly, at the date of determination, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such person.

  "Subsidiary" means any subsidiary of the Company.

  "Subsidiary Guarantor" means (i) each of the Company's Subsidiaries which becomes a guarantor of the Notes pursuant to the "Guarantees of Certain Indebtedness" covenant and (ii) each of the Company's Subsidiaries executing a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture; provided that any person constituting a Subsidiary Guarantor as described above shall cease to constitute a Subsidiary Guarantor when its respective Subsidiary Guaranty is released in accordance with the terms thereof.

  "Tax Sharing Agreement" means each of those certain agreements by and between Blade and each of Holdings and the Company under which the tax liability of the consolidated group consisting of Blade, Holdings and the Company is allocated between each of Blade, Holdings and the Company, and each of Holdings and the Company agrees to pay to Blade its allocable share of such tax liability, as amended from time to time so long as the basis for determining the amounts to be paid by the Company and the Restricted Subsidiaries under any such amended agreement is no less favorable to the Company and the Restricted Subsidiaries than the basis for determining the amounts payable by the Company and the Restricted Subsidiaries on the Closing Date.

  "Unrestricted Subsidiary" means any Subsidiary (other than a Subsidiary Guarantor) designated as an Unrestricted Subsidiary by the Board of Directors of the Company, provided that (i) such Subsidiary does not own any Capital Stock of the Company or any Restricted Subsidiary, (ii) if such Subsidiary is acquired by the Company, such Subsidiary is designated as an Unrestricted Subsidiary prior to the consummation of such acquisition, (iii) no portion of any Indebtedness or any other obligation (contingent or otherwise) of such Subsidiary (a) is guaranteed by, or is otherwise the subject of credit support provided by, the Company or any Restricted Subsidiary, (b) is recourse to or obligates the Company or any Restricted Subsidiary in any way, or (c) subjects any property or asset of the Company or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction of such Indebtedness or other obligation, (iv) neither the Company nor any of the Restricted Subsidiaries has any contract, agreement, arrangement or understanding with such Subsidiary other than on terms as favorable to the Company or such Restricted Subsidiary, as the case may be, as those that might be obtained at the time from persons that are not Affiliates of the Company,
(v) after giving effect to such designation, no Default or Event of Default shall be continuing, and (vi) neither the Company nor any Restricted Subsidiary has any obligation (a) to subscribe for additional shares of Capital Stock of such Subsidiary, or (b) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing a Board Resolution with the Trustee giving effect to such designation and a certificate stating that such designation complies with the foregoing conditions. Notwithstanding the foregoing or any other provision of the Indenture to the contrary, no assets of the Company or the Restricted Subsidiaries existing on the Closing Date may be held at any time by any Unrestricted Subsidiary.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the then outstanding principal amount of such Indebtedness into (ii) the total of the product obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y)

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the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payments.

                    DESCRIPTION OF SENIOR CREDIT FACILITIES

  In connection with the Acquisition, the Company entered into the Senior Credit Facilities with a syndicate of financial institutions for whom Bankers Trust Company, The First National Bank of Chicago ("FNBC") and Citicorp USA, Inc. are acting as managing agents (the "Managing Agents"). The Senior Credit Facilities provide for up to $425.0 million of financing. The following is a summary of the material terms and conditions of the Senior Credit Facilities and is qualified in its entirety by reference to the provisions of the credit agreement (the "Credit Agreement"), a copy which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  General. The Senior Credit Facilities consist of (i) the Senior Term Facility in an aggregate principal amount of $300.0 million, comprised of three tranches: $145.0 million of Tranche A Term Loans ("A Term Loans"), $100.0 million of Tranche B Term Loans ("B Term Loans"), and $55.0 million of Tranche C Term Loans ("C Term Loans"); and (ii) the $125.0 million Revolving Credit Facility including a swingline subfacility of loans provided solely by the administrative agent.

  All proceeds of the Senior Term Facility and approximately $15.7 million of proceeds of the Revolving Credit Facility were used to finance the Acquisition and to pay related transaction costs. Additional amounts available under the Revolving Credit Facility may be used for the Company's general corporate and working capital requirements. The Revolving Credit Facility also may be used in part for the issuance of standby and trade letters of credit ("Letters of Credit") to support the obligations of the Company and its subsidiaries, and approximately $17.0 million of the amount available under the Revolving Borrowings had been used for such purpose as of December 13, 1995 (including a $10.0 million letter of credit issued to back up the Canadian Borrowings). However, the New Bank Credit Facility permits amounts in excess of $100.0 million to be borrowed under the Revolving Credit Facility only if such amounts could otherwise be borrowed under the limitations on indebtedness in the Indenture. See "Description of Senior Subordinated Notes--Certain Covenants--Limitation on Indebtedness."

  Interest Rates; Fees. The Senior Credit Facilities may be maintained from time to time, at the Company's option, as (i) Base Rate Loans which bear interest at the Base Rate (defined in the Loan Agreement as the higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (y) FNBC's announced corporate base rate, each as in effect from time to time) plus the "Applicable Margin" (as defined below), or (ii) Eurodollar Loans bearing interest at the Eurodollar Rate (adjusted for maximum reserves) as determined by FNBC for the applicable interest period plus the Applicable Margin. "Applicable Margin" means a per annum rate equal to (x) in the case of A Term Loans and the Revolving Credit Facility (A) maintained as Base Rate Loans, 1 1/2% and (B) maintained as Eurodollar Loans, 2 1/2%, (y) in the case of B Term Loans (A) maintained as Base Rate Loans, 2% and (B) maintained as Eurodollar Loans, 3% and (z) in the case of C Term Loans (A) maintained as Base Rate Loans, 2 1/4% and (B) maintained as Eurodollar Loans, 3 1/4%.

  Eurodollar Loans may have 1, 2, 3 and 6 month interest periods. Interest periods of 9 and 12 months may also be available for Eurodollar Loans if agreed upon by the Managing Agents and Dollar deposits for the applicable term are available to Lenders of the respective tranche. Interest on Eurodollar Loans is payable in arrears at the end of the applicable interest period and every three months where the applicable period exceeds three months. Interest is payable on Base Rate Loans on the last business day of each calendar quarter.

  Overdue amounts bear interest at a rate per annum equal to the greater of
(i) the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans, and (ii) the rate which is 2% in excess of the rate then borne by the applicable borrowings. Default interest is payable on demand.

  The Company is required to pay a commitment fee calculated at a rate of 1/2 of 1% per annum of the unutilized commitments of each Lender under the Revolving Credit Facility. This fee will accrue from the

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

Closing Date to and including the date of termination of the Senior Credit Facilities, and is payable quarterly in arrears.

  The Company is required to pay a letter of credit fee of 1/2 of 1% per annum, and a facing fee of 1/4 of 1% per annum, in each case calculated based on the aggregate stated amount of each Letter of Credit for its stated duration. Such fees are payable in arrears at the end of each quarter. In addition, the Company is required to pay customary administrative charges in connection with the issuance and amendment of, and draws under, Letters of Credit.

  Amortization; Prepayments. The A Term Loans are scheduled to mature on November 20, 2000 and will be subject to quarterly amortization payments. The first such payment is due three months after the Closing Date. The B Term Loans are scheduled to mature on November 20, 2002. Amortization payments equal to 1% of the initial aggregate principal amount of B Term Loans are required for each of the five successive one-year periods following the Closing Date, payable quarterly in arrears. The remaining aggregate principal amount of B Term Loans are subject to eight equal quarterly amortization payments, with the first such payment to be made five years and three months after the Closing Date. The C Term Loans are scheduled to mature on May 20, 2003. Annual amortization of the C Term Loans, for the seven years following the Closing Date, are required in an amount for each annual period equal to 1% of the initial aggregate principal amount of C Term Loans, payable quarterly in arrears. The remaining aggregate principal amount of C Term Loans are subject to two equal amortization payments, with the first such payment to be made seven years and three months after the Closing Date and the second to be made three months after the first such scheduled amortization date. The Revolving Credit Facility is scheduled to mature on November 20, 2000.

  Voluntary prepayments may be made at any time on one day's notice for Base Rate Loans and five business days' notice for Eurodollar Loans without premium or penalty (other than the payment of breakage costs for Eurodollar Loans prepaid on a day other than the last day of an interest period). Such payments on the Senior Term Facility will be applied pro rata to outstanding A, B, and C Term Loans, and payments on each tranche of Loans will be applied to reduce the amortization payments of the respective tranche coming due in the next 12 months, and then, to reduce the remaining scheduled amortization payments of the respective tranche on a pro rata basis.

  The Company is required to make mandatory repayments of the Senior Term Facility from (i) 100% of the net proceeds from assets sales by Blade or any of its subsidiaries (subject, however, to certain exceptions and reinvestment rights), (ii) 100% of the net proceeds from the issuance of certain debt by Blade or any of its subsidiaries (including, under certain circumstances, certain proceeds of the Receivables Facility), (iii) 100% of the net proceeds from certain equity issuances, (iv) 75% of annual excess cash flow of the Company and its subsidiaries, provided that once 50% of the initial aggregate amount of the Senior Term Facility has been repaid, only 50% of such excess cash flow shall be required to be so used, and (v) 100% of the net proceeds from insurance or condemnation recovery events by Blade or any of its subsidiaries (subject, however, to certain reinvestment rights). Mandatory repayments pursuant to clauses (i)-(v) shall be applied pro rata to the outstanding A, B, and C Term Loans. Repayments of each tranche of the Senior Term Facility made under clauses (iii) and (iv) shall be applied to reduce the scheduled amortization payments of the respective tranche falling due in the next 12-month period, then to reduce future amortization payments of the respective tranche on a pro rata basis based upon the principal amounts of such scheduled payments. Repayments of each tranche of the Senior Term Facility made under clauses (i), (ii) or (v) shall reduce future scheduled amortization payments of the tranche on a pro rata basis based upon the principal amounts of such scheduled payments. If the mandatory repayments otherwise required under clauses (i), (ii) or (v) would exceed the aggregate principal amount of the Senior Term Facility then outstanding, the excess will be applied to reduce the lenders' commitments (and, if applicable, loans) under the Revolving Credit Facility.

  Guarantees and Collateral. Blade, Holdings and each domestic direct and indirect subsidiary of Holdings (excluding the Company, the Insurance Subsidiary and each Receivables Subsidiary) (collectively, the "Guarantors") guaranteed all of the amounts owing under the Senior Credit Facilities. All amounts owing under

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

the Senior Credit Facilities (including amounts owed under the guarantees) are secured by a first priority (subject to certain permitted liens and encumbrances) perfected security interest in all stock and promissory notes owned by the Company and the Guarantors (with certain exceptions relating to stock or promissory notes issued by foreign subsidiaries), and in all or substantially all other tangible and intangible assets (other than receivables sold pursuant to the Receivables Program) owned by the Company and each Guarantor.

  Covenants. The obligations of the lenders under the Senior Credit Facilities are subject to the satisfaction of certain conditions precedent customary in acquisition credit facilities or otherwise appropriate under the circumstances. The Company and each of its subsidiaries are subject to certain affirmative and negative covenants contained in the Senior Credit Facilities, including without limitation covenants that restrict, subject to specified exceptions, (i) the incurrence of additional indebtedness and other obligations and the granting of additional liens, (ii) mergers, acquisitions, investments, and acquisitions and dispositions of assets, (iii) the incurrence of capitalized lease obligations, (iv) dividends, (v) prepayment or repurchase of other indebtedness and amendments to certain agreements governing indebtedness, including the Indenture and the Notes, (vi) engaging in transactions with affiliates, (vii) capital expenditures, (viii) the use of proceeds, and (ix) changes of lines of business. There are also covenants relating to compliance with ERISA and environmental and other laws, payment of taxes, maintenance of corporate existence and rights, maintenance of insurance and interest rate protection, and financial reporting. Certain of these covenants are more restrictive than those set forth in the Indenture. In addition, the Senior Credit Facilities require the Company to maintain compliance with certain specified financial covenants, including covenants relating to minimum interest coverage, minimum EBITDA, minimum fixed charge coverage, and maximum leverage.

  Events of Default. The Senior Credit Facilities also include events of default that are customary in acquisition credit facilities, including, without limitation, cross defaults and other defaults in connection with the Receivables Program, and a change of control of Blade, Holdings or the Company (with the exception of certain changes in control between Thiokol and Carlyle investors). The occurrence of any of such events of default could result in acceleration of the Company's and the Guarantors' obligations under the Senior Credit Facilities and foreclosure on the collateral securing such obligations, which could have material adverse results to holders of the Notes.

                      DESCRIPTION OF RECEIVABLES FACILITY

  In connection with the Acquisition, Blade Receivables Corporation (the "Receivables Subsidiary"), a wholly owned subsidiary of Howmet Acquisition Corp. ("HAC"), borrowed approximately $51.4 million (the "Receivables Loan") from Bankers Trust Company ("BTCo") and The First National Bank of Chicago ("FNBC" and, together with BTCo, the "Receivables Lenders"). The proceeds from the Receivables Loan were used to fund part of the purchase price of the Acquisition. Upon the merger of HAC with and into the Company, the Receivables Subsidiary became a wholly owned subsidiary of the Company. In connection with the Receivables Loan, the Company, its U.S. Subsidiaries (the Company and its U.S. Subsidiaries are collectively referred to as the "Receivables Sellers") and the Receivables Subsidiary entered into a receivables program (the "Receivables Facility") financed by the Receivables Lenders. The following is a summary of certain of the material terms and conditions of the Receivables Facility, which should be read in conjunction with the detailed provisions of the following agreements (collectively, the "Receivables Agreements"), each of which was entered into as of December 13, 1995 (the "Receivables Closing Date"): (i) the Blade Receivables Master Trust Pooling and Servicing Agreement among the Company, Manufacturers and Traders Trust Company (the "Receivables Trustee") and the Receivables Subsidiary (the "Trust Agreement"), (ii) the Series 1995-1 Supplement to the Pooling and Servicing Agreement among the Company, the Receivables Subsidiary, and the Receivables Trustee (the "Supplement"), (iii) the Revolving Certificate Purchase Agreement among the Company, the Receivables Subsidiary, and the Receivables Lenders (the "Certificate Purchase Agreement"), and (iv) the Receivables Purchase Agreement among the Receivables Sellers and the Receivables Subsidiary (the "Receivables Purchase Agreement").

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

  General. Pursuant to the terms of the Receivables Agreements, until the termination of the Receivables Facility, on each day that Receivables are created, such Receivables are (i) either sold or contributed to the Receivables Subsidiary, and then (ii) sold by the Receivables Subsidiary to a trust (the "Trust") that was created pursuant to the Trust Agreement. In connection with the creation of the Trust, certificates (the "Certificates") evidencing the entire beneficial interest in the Trust were issued to the Receivables Subsidiary. The Receivables Subsidiary sold certain of the Certificates (the "Purchaser Certificates") to the Receivables Lenders and the proceeds from such sale were used to repay the Receivables Loan in full.

  Each holder of a Purchaser Certificate is entitled to receive from the collections on the Receivables, (i) on a monthly basis, interest and all other amounts, if any, due on its certificate, and (ii) upon the termination of the Receivables Facility, the purchase price paid to the Receivables Subsidiary for such certificate (the "Invested Amount"). The outstanding Purchaser Certificates represented an aggregate Invested Amount of approximately $51.4 million upon consummation of the Acquisition (the amount of the Receivables
Loan). The Receivables Lenders are currently committed to increase their Invested Amount up to $60.0 million (the "Commitment Amount") if and to the extent requested by the Receivables Subsidiary; provided, however, that the Receivables Lenders will have no obligation to advance any additional amounts to the Receivables Subsidiary unless, and then only to the extent that, the Receivables held by the Trust satisfy certain criteria. Pursuant to the terms of the Certificate Purchase Agreement, the Receivables Subsidiary may, at its option and without any penalty or fee, (i) permanently reduce the Commitment Amount, and/or (ii) reduce the Invested Amount (however, a reduction in the Invested Amount may result in an increase in the Non-Usage Fee (defined below) and breakage costs).

  The transfers of Receivables from the Receivables Sellers to the Receivables Subsidiary pursuant to the Receivables Purchase Agreement have been structured as sales. As a result, the Receivables Subsidiary does not have recourse against the Receivables Sellers for credit-related defaults by the obligors on the Receivables. However, pursuant to the Receivables Purchase Agreement, each Receivables Seller has made certain representations and warranties with respect to the Receivables sold or contributed by such Receivables Seller and any breach of such representations and warranties may require such Receivables Seller to pay the Receivables Subsidiary for any damages it suffers as result of such breach. The Company has guaranteed the obligations of the other Receivables Sellers under the Receivables Purchase Agreement.

  Pursuant to the Trust Agreement, all of the Receivables Subsidiaries' rights in, to and under the Receivables Purchase Agreement has been assigned to the Trust. However, pursuant to the Trust Agreement, the Company has been appointed as the servicer of the Receivables and, in consideration for servicing the Receivables, the Company is entitled to receive a monthly fee (the "Servicing Fee") equal to one-twelfth of 2% of the outstanding balance of the Receivables at the beginning of each month. The Trustee may replace the Company as the servicer if the Company defaults in its duties as the servicer.

  Prior to the termination of the Receivables Facility, collections on the Receivables will be used to (i) pay interest and other amounts, if any, due each month on the Purchaser Certificates, (ii) pay the Servicing Fee, (iii) establish reserves to the extent required by the Supplement in order to insure that adequate amounts are available to pay the Servicing Fee, interest and other amounts, if any, due on the Purchaser Certificates and the aggregate Invested Amount, and (iv) purchase Receivables from the Receivables Subsidiary. Although the Receivables Facility is currently scheduled to terminate on June 15, 2000, the Receivables Facility can be terminated earlier upon the occurrence of certain events that may have a material adverse effect on the validity, enforceability or collectibility of the Receivables. Upon the termination of the Receivables Facility, collections on the Receivables will be set aside and applied to pay in full the aggregate Invested Amount and all interest and other amounts due on the Purchaser Certificates, after which any remaining collections will be paid to the Receivables Subsidiary.

  Interest Rates; Fees. At the option of the Receivables Subsidiary, the Purchaser Certificates will bear interest at a per annum rate equal to either
(A) the reserve adjusted Eurodollar rate plus (i) 0.5% during the first three months, (ii) 1.0% during the next three months and (iii) 1.5% thereafter, and/or (B) the applicable prime rate during the first three months, the applicable prime rate plus 0.25% during the next three months, and the applicable prime rate plus 0.75% thereafter. A non-usage fee (the "Non-Usage Fee") will be payable monthly

                                      101
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on the unused part of the Commitment Amount at a rate per annum of (i) 0.375%
prior to the six month anniversary of the Receivables Closing Date, and (ii) 0.5% thereafter.

  Takeout Financing. Pursuant to the Certificate Purchase Agreement, if the Receivables Lenders have not been repaid in full and their Commitment Amount reduced to zero within five months of the Receivables Closing Date, the Company and the Receivables Subsidiary have agreed to cooperate in good faith with the Receivables Lenders to either refinance the Purchaser Certificates or facilitate the complete assignment of the Receivable Lenders' Purchaser Certificates to other purchasers, which may include restructuring the transactions contemplated by the Receivables Agreements and designing securities to be issued by the Trust. Such restructuring and design may include, among other things, (i) the creation of senior and subordinated classes of instruments, (ii) the creation of fixed principal and/or variable principal instruments with varying maturities and interest rates, (iii) changes to the number and type of investors required to take or omit to take a particular action, (iv) the imposition of make-whole payments or other prepayment premiums if the securities are repaid prior to maturity, (v) any changes or modifications necessary to enable an investor to qualify for the portfolio interest exemption, and (vi) any changes or modifications necessary to satisfy the then current requirements of Standard & Poor's Corporation (or, if the Receivables Lenders request, any other rating agency) for trade receivables securitizations rated "A." The Company and the Receivables Subsidiary have also agreed to enter into amendments to the Receivables Agreements that are requested by the Receivables Lenders to effect such restructuring and design of the securities; provided, however, that notwithstanding the foregoing, (a) neither the Company nor the Receivables Subsidiary shall be required to consent to any amendment to any Receivables Agreement that it believes in its reasonable discretion to be materially adverse to its own interests, and (b) the ability of the Company and the Receivables Subsidiary to consent to any amendment to the Receivables Agreements may be subject to the consent from the lenders that are parties to the Company's credit agreement and, if such consent cannot be obtained from such lenders, neither the Company nor the Receivables Subsidiary shall have any obligation to consent to such amendment.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  It is the opinion of Latham & Watkins, counsel to the Company, that the material federal income tax considerations to holders whose Original Notes are exchanged for Exchange Notes in the Exchange Offer are as described herein, subject to the limitations and qualifications set forth below. Because the Exchange Notes should not be considered to differ materially either in kind or in extent from the Original Notes, the exchange of the Exchange Notes for the Original Notes pursuant to the Exchange Offer should not be treated as an "exchange" for federal income tax purposes. As a result, no material federal income tax considerations should result to holders exchanging Original Notes for Exchange Notes. If, however, the exchange of Original Notes for Exchange Notes were treated as a taxable event, such transaction should constitute a recapitalization for federal income tax purposes and holders would not recognize any gain or loss upon such exchange.

  The foregoing opinion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, applicable existing and proposed Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practice. There can be no assurance that final Treasury Regulations will not differ materially from those which are presently proposed nor that the Internal Revenue Service (the "IRS") will not take a contrary view. No ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements or conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and individuals who are not citizens or residents of the United States) may be subject to special rules not discussed herein. AS A RESULT, EACH HOLDER OF ORIGINAL NOTES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF EXCHANGING HIS OR HER ORIGINAL NOTES FOR EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

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

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of Exchange Notes received in exchange for Notes where such Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

  The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any Participating Broker-Dealer that requests such documents in the Letter of Transmittal.

  The Company has agreed to pay all expenses incident to the Company's performance of, or compliance with, the Registration Rights Agreement and will indemnify the holders (including any broker-dealers) and certain parties related to the holders against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Notes offered hereby will be passed upon for the Company by Latham & Watkins, Chicago, Illinois.

                                    EXPERTS

  The combined financial statements of Howmet and Cercast as of December 31, 1994 and for each of the two years in the period ended December 31, 1994 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The financial statements (including Schedule II) of Howmet Corporation at December 31, 1995 and for the period from January 1, 1995 to December 13, 1995 and the period from December 14, 1995 to December 31, 1995 appearing in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein which, as to the financial statements of Howmet SA, CIRAL SNC and Howmet Limited (UK), wholly-owned subsidiaries, at December 31, 1995 and for the year ended December 31, 1995 (not separately presented in this Prospectus), are based in part on the reports of Price Waterhouse, independent accountants. The financial statements (including Schedule II) of Howmet Corporation referred to above are included in reliance upon such reports of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing.

  Effective upon consummation of the Acquisition on December 13, 1995, Ernst & Young LLP, independent auditors, replaced Price Waterhouse LLP as the Company's independent auditors. The change resulted from the changes in the Company's ownership; Ernst & Young LLP also serves as independent auditors for Thiokol. The Company's Board of Directors participated in and approved the decision to change independent auditors.

  The reports of Price Waterhouse LLP on the combined financial statements as of and for the years ended December 31, 1993 and December 31, 1994 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

  In connection with its audits for the years ended December 31, 1993 and December 31, 1994 and through December 13, 1995, there have been no disagreements with Price Waterhouse LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Price Waterhouse LLP would have caused them to make reference thereto in their report on the combined financial statements for such years.

  The Company has requested that Price Waterhouse LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated March 29, 1996, is filed as Exhibit
16.1 to the Registration Statement of which this Prospectus is a part.

  During the years ended December 31, 1993 and December 31, 1994 and through December 13, 1995, the Company has not consulted with Ernst & Young LLP on items which (1) were or should have been subject to SAS 50 or (2) concerned the subject matter of a disagreement or reportable event with the former auditor (as described in Regulation S-K Item 304(a)(2)).

         INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

                                                                           PAGE
                                                                           NO.
                                                                           ----
Report of Independent Auditors...........................................  F-2
Auditors' Report to the Members of Howmet Limited........................  F-3
Auditors' Report on the Annual Accounts of Howmet SA.....................  F-4
Auditors' Report on the Annual Accounts of Ciral SNC.....................  F-5
Report of Independent Accountants........................................  F-6
Successor Company Consolidated Balance Sheet at December 31, 1995 and
 Predecessor Company Combined Balance Sheet at December 31, 1994.........  F-7
Statements of Operations and Retained Earnings for the Period from
 December 14, 1995 to December 31, 1995 (Successor Company Consolidated),
 the Period from January 1, 1995 to December 13, 1995 (Predecessor
 Company Combined), and the Years Ended December 31, 1994 and 1993
 (Predecessor Company Combined)..........................................  F-8
Statements of Cash Flows for the Period from December 14, 1995 to
 December 31, 1995 (Successor Company Consolidated), the Period from
 January 1, 1995 to December 13, 1995 (Predecessor Company Combined), and
 the Years Ended December 31, 1994 and 1993 (Predecessor Company
 Combined)...............................................................  F-9
Notes to Financial Statements............................................  F-10
Consolidated Condensed Balance Sheet at March 31, 1996 (unaudited).......  F-29
Condensed Statements of Operations and Retained Earnings for the Thirteen
 Weeks ended March 31, 1996 (Successor Company Consolidated) and April 2,
 1995 (Predecessor Company Combined) (unaudited).........................  F-30
Condensed Statements of Cash Flows for the Thirteen Weeks ended March 31,
 1996 (Successor Company Consolidated) and April 2, 1995 (Predecessor
 Company Combined) (unaudited)...........................................  F-31
Notes to Condensed Financial Statements (unaudited)......................  F-32
Report of Independent Auditors...........................................  II-6
Schedule II--Valuation and Qualifying Accounts and Reserves..............  II-7

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Howmet Corporation

  We have audited the consolidated balance sheet of Howmet Corporation and subsidiaries as of December 31, 1995, and the related consolidated statements of operations and retained earnings, and cash flows for the period from January 1, 1995 to December 13, 1995 (Predecessor Company) and for the period from December 14, 1995 to December 31, 1995 (Successor Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Howmet Limited (UK) and the balance sheets and statements of operations for Howmet SA and CIRAL SNC wholly-owned subsidiaries, which statements reflect total assets of $201 million as of December 31, 1995, and total revenues of $221 million for the year ended December 31, 1995. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Howmet SA, CIRAL SNC and Howmet Limited (UK), is based solely on the reports of the other auditors. The combined financial statements of Howmet Corporation and Howmet Cercast Group as of December 31, 1994 and for each of the two years in the period ended December 31, 1994, were audited by other auditors whose report dated October 27, 1995 expressed an unqualified opinion on those statements.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of Howmet SA, CIRAL SNC and Howmet Limited (UK) to U.S. generally accepted accounting principles, the statements of cash flows for Howmet SA and CIRAL SNC for the period from January 1, 1995 to December 13, 1995 and for the period from December 14, 1995 to December 31, 1995 and the allocation of the results of operations of Howmet SA, CIRAL SNC, and Howmet Limited (UK) between the period from December 14, 1995 to December 31, 1995) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audit and the reports of other auditors, the 1995 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Howmet Corporation and subsidiaries as of December 31, 1995 and the consolidated results of their operations and their cash flows for the periods from January 1, 1995 to December 13, 1995 and December 14, 1995 to December 31, 1995, in conformity with generally accepted accounting principles.

                                                   /s/ ERNST & YOUNG LLP

Stamford, Connecticut
May 2, 1996,except for Note 1, as to which the date is June 24, 1996

                    REPORT OF INDEPENDENT ACCOUNTANTS

11 July 1996

To the Board of Directors of Howmet Limited

  We have audited the balance sheet of Howmet Limited ("the Company") as of 31 December 1995, and the related profit and loss account and statements of changes in cash flows and changes in shareholders' equity for the year ended 31 December 1995, all expressed in pounds sterling and prepared on the basis set forth in the financial statements (not separately presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with United Kingdom generally accepted auditing standards which do not differ in any material respect from auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at 31 December 1995 and the results of the Company's operations and its cash flows for the year ended 31 December 1995 in conformity with generally accepted accounting principles in the United Kingdom.

Price Waterhouse

Bristol, England

                 AUDITOR'S REPORT ON THE ANNUAL ACCOUNTS [/R]

                        (YEAR ENDED DECEMBER 31, 1995)

To the Stockholders
Howmet SA
68 Rue du Moulin du Cage
92230 Gennevilliers

  The following report is a free translation of the statutory auditor's report issued in France except with respect to the reference to generally accepted auditing standards in the United States (see paragraph 1, below).

  In accordance with the terms of our appointment by the General Meeting, we hereby present our report for the year ended December 31, 1995 on:

  --the audit of the annual accounts (balance sheet and income statement) of Howmet SA (not separately presented herein);

  --the specific procedures and disclosures required by law.

  The Board of Directors is responsible for the preparation of the annual accounts. Our responsibility is to express an opinion on these accounts based on our audit.

1. OPINION ON THE ANNUAL ACCOUNTS

  We conducted our audit in accordance with generally accepted auditing standards (GAAS) in France (which are substantially similar to generally accepted auditing standards in the United States). These standards require the auditor to perform such tests and procedures as give reasonable assurance that the annual accounts are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the information contained in these accounts. It also includes an assessment of the accounting policies used and of significant estimates made by the Board of Directors in the preparation of the annual accounts, and an evaluation of the overall adequacy of the presentation of these accounts. We believe that our audit provides a reasonable basis for the opinion expressed below.

  In our opinion, the annual accounts have been properly prepared and present fairly the company's results for the year ended December 31, 1995, and its assets, liabilities and financial position as at that date in accordance with accounting principles generally accepted in France.

2. SPECIFIC PROCEDURES AND DISCLOSURES

  We have also performed the specific procedures required by the law, in accordance with auditing standards.

  We have no comments to make on the fair presentation or on the consistency with the annual accounts of the information given in the Management Report of the Board of Directors or in documents sent to the stockholders on the company's financial position and annual accounts.

  In accordance with the law, we have ensured that the necessary disclosures on acquisitions of participating and controlling interests and on the identity of stockholders have been provided in the Management Report.

Signed in Paris on May 23, 1996

The Auditor
/s/ Befec--Price Waterhouse

                    AUDITOR'S REPORT ON THE ANNUAL ACCOUNTS

                        (YEAR ENDED DECEMBER 31, 1995)

To the Stockholders
CIRAL SNC

ZAC de la Presaie
53600 Evron

  The following report is a free translation of the statutory auditor's report issued in France except with respect to the reference to generally accepted auditing standards in the United States (see paragraph 1, below).

  In accordance with the terms of our appointment by the General Meeting, we hereby present our report for the year ended December 31, 1995 on:

  --the audit of the annual accounts (balance sheet and income statement) of Ciral SNC (not separately presented herein);

  --the specific procedures and disclosures required by law.

  The manager is responsible for the preparation of the annual accounts. Our responsibility is to express an opinion on these accounts based on our audit.

1. OPINION ON THE ANNUAL ACCOUNTS

  We conducted our audit in accordance with generally accepted auditing standards (GAAS) in France (which are substantially similar to generally accepted auditing standards in the United States). These standards require the auditor to perform such tests and procedures as give reasonable assurance that the annual accounts are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the information contained in these accounts. It also includes an assessment of the accounting policies used and of significant estimates made by the manager in the preparation of the annual accounts, and an evaluation of the overall adequacy of the presentation of these accounts. We believe that our audit provides a reasonable basis for the opinion expressed below.

  In our opinion, the annual accounts have been properly prepared and present fairly the company's results for the year ended December 31, 1995, and its assets, liabilities and financial position as at that date, in accordance with accounting principles generally accepted in France.

2. SPECIFIC PROCEDURES AND DISCLOSURES

  We have also performed the specific procedures required by the law, in accordance with auditing standards.

  We have no comments to make on the fair presentation or on the consistency with the annual accounts of the information given in the Management Report of the manager or in documents sent to the stockholders on the company's financial position and annual accounts.

Signed in Paris on May 15, 1996

The Auditor
/s/ Befec--Price Waterhouse

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Boards of Directors of
Howmet Corporation and Howmet Cercast Group

  In our opinion, the accompanying combined balance sheet and the related combined statements of operations and retained earnings and of cash flows as of and for each of the two years in the period ended December 31, 1994 present fairly, in all material respects, the financial position, results of operations and cash flows of Howmet Corporation and Howmet Cercast Group (collectively, the "Predecessor Company") and each of their consolidated subsidiaries, affiliated by common ownership and management, as of and for each of the two years in the period ended December 31, 1994 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Predecessor Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Notes 3 and 12 to the Notes to Financial Statements, the Predecessor Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1993.

  We have not audited the combined financial statements of the Predecessor Company for any period subsequent to December 31, 1994.

Price Waterhouse LLP                      /s/ Price Waterhouse LLP
Stamford, Connecticut
October 27, 1995

                               HOWMET CORPORATION

                                 BALANCE SHEETS

                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                       SUCCESSOR   PREDECESSOR
                                                        COMPANY      COMPANY
                                                      CONSOLIDATED   COMBINED
                                                      DECEMBER 31, DECEMBER 31,
                                                          1995         1994
                                                      ------------ ------------
ASSETS
Current assets:
  Cash and cash equivalents..........................  $    9,606    $  4,962
  Advances to Pechiney...............................         --      238,571
  Accounts receivable (less allowance of $8,258 in
   1995; $6,107 in 1994).............................      92,014     142,481
  Inventories........................................     150,288      71,311
  Deferred income taxes..............................         --       29,152
  Retained receivables...............................      42,690         --
                                                       ----------    --------
    Total current assets.............................     294,598     486,477
Property, plant and equipment, net...................     301,563     190,295
Deferred income taxes................................         --       28,617
Goodwill, net........................................     311,092      22,505
Acquisition intangibles and other assets, net........     192,250      20,542
                                                       ----------    --------
    Total assets.....................................  $1,099,503    $748,436
                                                       ==========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................  $   58,987    $ 70,850
  Notes payable to affiliates........................         --       20,007
  Notes payable......................................         --        1,593
  Accrued liabilities................................     154,957     119,725
  Income taxes payable...............................       6,064      24,679
  Long-term debt due within one year.................      45,303      26,541
  Deferred income taxes..............................      28,382         --
                                                       ----------    --------
    Total current liabilities........................     293,693     263,395
Accumulated postretirement benefit obligation........      82,259      79,766
Other liabilities....................................      22,419       4,918
Deferred income taxes................................       6,663         --
Long-term debt.......................................     418,186      15,522
                                                       ----------    --------
    Total liabilities................................     823,220     363,601
Commitments and contingencies........................
Stockholders' equity:
  Howmet Corporation common stock, $1 par value;
   authorized--1,000 shares; issued and outstanding--
   10 shares.........................................         --          --
  Capital surplus....................................     275,000      85,610
  Retained earnings..................................         160     297,914
  Cumulative translation adjustment..................       1,123       1,311
                                                       ----------    --------
    Total stockholders' equity.......................     276,283     384,835
                                                       ----------    --------
    Total liabilities and stockholders' equity.......  $1,099,503    $748,436
                                                       ==========    ========

                     See notes to the financial statements.

                               HOWMET CORPORATION

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                             (DOLLARS IN THOUSANDS)

                          SUCCESSOR COMPANY
                            CONSOLIDATED         PREDECESSOR COMPANY COMBINED
                          ----------------- ----------------------------------------
                             PERIOD FROM      PERIOD FROM
                          DECEMBER 14, 1995 JANUARY 1, 1995 YEAR ENDED DECEMBER 31,
                                 TO         TO DECEMBER 13, ------------------------
                          DECEMBER 31, 1995      1995          1994         1993
                          ----------------- --------------- -----------  -----------
Net sales...............       $51,366         $ 894,132    $   858,251  $   832,668
Operating costs and
 expenses:
  Cost of sales.........        38,021           681,427        647,272      603,393
  Selling, general and
   administrative
   expense..............         4,591           104,990         90,894      104,418
  Depreciation and
   amortization expense.         2,780            32,654         33,089       31,004
  Research and
   development expense..         1,425            25,004         19,169       23,335
  Restructuring expense
   (credit).............           --             (1,624)         2,546          --
  Goodwill writeoff.....           --                --          47,400          --
                               -------         ---------    -----------  -----------
                                46,817           842,451        840,370      762,150
                               -------         ---------    -----------  -----------
Earnings from
 operations.............         4,549            51,681         17,881       70,518
Interest income,
 affiliates.............           --              8,628          9,462        5,298
Interest income, third
 parties................            23             1,297            552          776
Interest expense,
 affiliates.............           --             (2,155)          (843)        (927)
Interest expense, third
 parties................        (2,925)           (3,713)        (3,948)      (4,659)
Equity in loss of
 unconsolidated
 affiliates.............          (159)           (4,315)        (1,434)        (672)
Other, net..............          (847)           (1,477)         1,324          535
                               -------         ---------    -----------  -----------
Income before income
 taxes..................           641            49,946         22,994       70,869
Provision for income
 taxes..................           481            23,662         45,984       27,822
                               -------         ---------    -----------  -----------
Income (loss) before
 cumulative effect of
 change in accounting...           160            26,284        (22,990)      43,047
Cumulative effect of
 change in accounting
 for postretirement
 benefit costs (net of
 taxes of $31,490 in
 1993)..................           --                --             --       (49,253)
                               -------         ---------    -----------  -----------
Net income (loss).......           160            26,284        (22,990)      (6,206)
Retained earnings at
 beginning of period....           --            297,914        340,665      366,037
Dividends declared on
 common stock...........           --           (200,000)       (19,761)     (19,166)
                               -------         ---------    -----------  -----------
Retained earnings at end
 of period..............       $   160         $ 124,198    $   297,914  $   340,665
                               =======         =========    ===========  ===========

                     See notes to the financial statements.

                               HOWMET CORPORATION

                            STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                          SUCCESSOR COMPANY
                             CONSOLIDATED          PREDECESSOR COMPANY COMBINED
                         -------------------- ---------------------------------------
                                                                      YEAR ENDED
                             PERIOD FROM          PERIOD FROM        DECEMBER 31,
                          DECEMBER 14, 1995     JANUARY 1, 1995    ------------------
                         TO DECEMBER 31, 1995 TO DECEMBER 13, 1995   1994      1993
                         -------------------- -------------------- --------  --------
OPERATING ACTIVITIES
 Net income (loss).....       $     160            $  26,284       $(22,990) $ (6,206)
 Adjustment to
  reconcile net income
  (loss) to net cash
  (used in) provided
  by operating
  activities:
   Depreciation and
    amortization.......           2,965               32,654         33,089    31,004
   Gain on sale of
    fixed assets.......             --                   227         (2,857)     (228)
   Equity in loss of
    unconsolidated
    affiliates.........             159                4,315          1,434       672
   Goodwill writeoff...             --                   --          47,400       --
 Changes in assets and
  liabilities:
   Accounts receivable.         (19,793)             (11,431)         7,847    (9,144)
   Inventory...........          12,382               (1,655)        15,608    40,453
   Deferred taxes......             167               (2,650)         9,770   (27,335)
   Accounts payable....          (5,452)             (23,111)         9,992     6,191
   Accrued liabilities
    and other
    liabilities........          (2,723)              17,246         (6,714)   62,769
   Income taxes
    payable............            (594)             (18,738)          (519)    4,618
   Other--net..........             --                12,098           (668)   (7,430)
                              ---------            ---------       --------  --------
     Net cash (used in)
      provided by
      operating
      activities.......         (12,729)              35,239         91,392    95,364
INVESTING ACTIVITIES
 Proceeds from
  disposal of fixed
  assets...............              13                3,217          5,027     1,570
 Payments made for
  capital
  expenditures.........          (1,613)             (41,203)       (37,991)  (33,086)
 Decrease (increase)
  in advances to
  Pechiney.............             --               237,368        (34,914)  (42,993)
 Payments made for
  investments and
  other assets.........          (1,076)              (5,790)          (454)     (173)
 Acquisition of
  business, net of
  cash acquired........        (737,546)                 --             --        --
                              ---------            ---------       --------  --------
     Net cash (used in)
      provided by
      investing
      activities.......        (740,222)             193,592        (68,332)  (74,682)
FINANCING ACTIVITIES
 Issuance of short-
  term debt............          50,842                  --             --        --
 Repayment of short-
  term debt............         (40,000)                 --             --        --
 Issuance of long-term
  debt.................             --                37,013            305       299
 Repayment of long-
  term debt............             --               (56,986)        (4,021)  (20,896)
 Increase in notes
  payable..............             --                   --           8,229    12,115
 Payment of dividends..             --              (200,000)       (28,613)  (11,528)
 Proceeds from the
  sale of accounts
  receivable to
  finance acquisition..          51,400                  --             --        --
 Proceeds from the
  issuance of debt to
  finance acquisition..         450,200                  --             --        --
 Proceeds from the
  issuance of equity
  to finance
  acquisition..........         250,000                  --             --        --
                              ---------            ---------       --------  --------
     Net cash provided
      by (used in)
      financing
      activities.......         762,442             (219,973)       (24,100)  (20,010)
Effect of exchange rate
 changes on cash.......             115                  234           (439)   (1,989)
                              ---------            ---------       --------  --------
     Net increase
      (decrease) in
      cash.............           9,606                9,092         (1,479)   (1,317)
Cash and cash
 equivalents at
 beginning of period...             --                 4,962          6,441     7,758
                              ---------            ---------       --------  --------
Cash and cash
 equivalents at end of
 period................       $   9,606            $  14,054       $  4,962  $  6,441
                              =========            =========       ========  ========
Supplemental
 disclosures of cash
 flow information:
 Cash paid during the
  period for:
   Income taxes........       $     876            $  42,646       $ 34,643  $ 18,441
   Interest............       $      37            $   5,265       $  4,425  $  4,073

                     See notes to the financial statements.

                              HOWMET CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)
1. BASIS OF PRESENTATION

 Successor Company

  Blade Acquisition Corp. ("Blade") was formed in October 1995 to acquire Pechiney Corporation ("Pechiney") from Pechiney International, S.A. ("Pechiney International") and the Cercast group of companies from Howmet Cercast S.A., a subsidiary of Pechiney International. The Carlyle Group and certain of its affiliates ("The Carlyle Group") and Thiokol Holding Company, a wholly-owned subsidiary of Thiokol Corporation ("Thiokol"), own 51% and 49%, respectively, of Blade's common stock. The acquisition was effected through a series of transactions, including the purchase of Pechiney by Howmet Holdings Acquisition Corp. ("HHAC"), a wholly-owned subsidiary of Blade; the purchase of the capital stock of certain Cercast companies by Howmet Acquisition Corp. ("HAC"), a wholly-owned subsidiary of HHAC; and the mergers of HHAC with and into Pechiney and of HAC with and into Howmet Corporation ("Successor Company" or "Howmet"). After the mergers, Pechiney's name was changed to Howmet Holdings Corporation ("Holdings"). Howmet is a wholly-owned subsidiary of Holdings. The acquisition was completed on December 13, 1995 for a total purchase price, (subject to adjustment as discussed below) including transaction fees and expenses, of approximately $776.6 million. Financing for the acquisition included (i) borrowing of $300.0 million under a senior term loan facility, (ii) the sale of $125.0 million aggregate principal amount of senior subordinated notes, (iii) $51.4 million of proceeds from a special purpose receivables facility, (iv) $15.2 million in borrowings under a $125.0 million (excluding standby letters of credit) revolving credit facility, (v) $10.0 million of borrowings through a Canadian facility, and (vi) a $250.0 million cash equity investment from the proceeds of the issuance of $200.0 million of Blade common stock and $50.0 million of Blade pay-in-kind preferred stock. The acquisition financing also included a $25.0 million pay-in-kind junior subordinated purchaser note ("PIK Note") issued to Pechiney International by HHAC, which amount was contributed to the Company's capital. The Stock Purchase Agreement ("SPA") provides Blade with indemnities for certain pre-closing tax, environmental and product liability matters.

  An agreement between The Carlyle Group and Thiokol Holding Company provides that Thiokol Holding Company may purchase all of The Carlyle Group's interest in Blade, beginning from the third anniversary and ending on the sixth anniversary of the December 13, 1995 acquisition date. In addition, at any time after December 13, 2001, each of Thiokol Holding Company and The Carlyle Group will have the right to compel the participation of the other in sales of all the outstanding shares of Blade's common stock. Each of Thiokol Holding Company and The Carlyle Group may, with the consent of the other, initiate a public offering.

  The acquisition was accounted for in accordance with the purchase method of accounting, and accordingly, the Successor Company Consolidated Financial Statements reflect the allocation of the purchase price and related acquisition costs to the assets acquired and liabilities assumed based on their fair values and the results of operations from the date of acquisition. The following unaudited condensed financial information gives effect, on a pro forma basis, to the acquisition as if it had occurred at the beginning of the years ended December 31, 1995 and 1994, respectively. The pro forma information does not necessarily represent what the actual consolidated results would have been for these periods and is not intended to be indicative of future results.

                                        PRO FORMA
                                       (UNAUDITED)
                                       YEAR ENDED
                                      DECEMBER 31,
                                    ------------------
                                      1995      1994
                                    --------  --------
             Net sales............. $945,498  $858,251
             Net loss..............  (19,150)  (58,560)

  The pro forma net loss in 1994 includes a $47,400 write off of goodwill as discussed in Note 6.

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)
  The allocation of the total purchase price to the assets and liabilities acquired is as follows:

Total current assets, less $87.7 million of accounts receivable sold under the Receivables Facility offset by a $36.3 million retained interest in pooled accounts receivable.............................. $ 341.4
Property, plant and equipment........................................   301.0
Investments and other assets, including $19.9 million of deferred
 financing costs.....................................................    49.8
Acquisition intangibles..............................................   142.4
Goodwill.............................................................   311.4
Current liabilities assumed..........................................  (228.3)
Other liabilities assumed............................................  (141.1)
                                                                      -------
Total purchase price................................................. $ 776.6
                                                                      =======

  The SPA provides for an adjustment to the purchase price based on the change in net working capital from June 30, 1995 to December 13, 1995. On June 24, 1996, this adjustment was agreed upon in the amount of $3,634, including interest payable to Howmet. The effect on the annual goodwill amortization is a reduction of approximately $90.

 Predecessor Company

  The combined financial statements have been prepared to present the combined operations of Howmet Corporation and Howmet Cercast Group ("Cercast") (collectively, the "Predecessor Company"), affiliated entities with common ownership and management, on a historical cost basis prior to their acquisition by Blade. All transactions between Howmet Corporation and Cercast have been eliminated.

  Howmet Corporation is a vertically-integrated manufacturer of investment cast and machined component parts for sale to the gas turbine engine industry. Cercast is a manufacturer of aluminum investment castings for the aerospace and electronic packaging industries.

  The stockholders' equity of the Predecessor Company at December 31, 1994 was comprised as follows:

                                                    HOWMET
                                                  CORPORATION CERCAST    TOTAL
                                                  ----------- --------  --------
      Capital....................................  $ 35,570   $ 50,040  $ 85,610
      Retained earnings (accumulated deficit)....   342,263    (44,349)  297,914
      Cumulative translation adjustment..........       323        988     1,311
                                                   --------   --------  --------
          Stockholders' equity...................  $378,156   $  6,679  $384,835
                                                   ========   ========  ========

  The Predecessor Company had significant transactions with Pechiney and Pechiney S.A., a French Corporation and majority owner of Pechiney International.

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  References to the "Company" relate to both the Predecessor Company and the Successor Company.

  The accompanying financial statements include all majority-owned subsidiary companies and reflect the use of the equity method of accounting for entities that are 50% owned. Equity in income or in loss of such 50% owned entities is included in Other, net in the Statements of Operations and Retained Earnings. All significant intercompany accounts and transactions have been eliminated.

 Revenue Recognition

  The Company recognizes revenue from the sale of its products upon shipment. Provision for estimated losses on contracts are recorded when identified.

 Financial Instruments

  Financial instruments which potentially subject the Company to credit risk consist principally of trade receivables. The Company does not require collateral and maintains reserves for potential credit losses for trade accounts receivable. The Company's accounts receivable are principally due from companies in the gas turbine engine industry.

 Inventories

  Inventories are stated at cost, which is less than replacement value. The Company values a substantial portion of its inventories on the last-in, first-out ("LIFO") method.

 Property, Plant and Equipment

  Property, plant and equipment is stated at cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the respective assets, ranging from 4 to 8 years for machinery and equipment and from 19 to 30 years for buildings.

 Other Intangible Assets

  Other intangible assets consist of the fair value, on the date of acquisition, of patents, technology and a noncompete agreement and are being amortized on a straight-line basis over 10 to 15 years.

 Goodwill

  Goodwill is the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired and is amortized on a straight-line basis over 40 years. Periodically the Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected future discounted cash flows and earnings. The amount of goodwill impairment considered to be permanent is measured based upon these projected future results at appropriate discount rates.

 Translation of Foreign Currencies

  All assets and liabilities of the Company's subsidiaries outside of the U.S., except for Canada, are translated into U.S. dollars at year end exchange rates. Revenues and expenses are translated into U.S. dollars at average rates of exchange prevailing during the period. Unrealized currency translation adjustments are deferred in the balance sheet, whereas transaction gains and losses are recognized currently in the statement of operations and retained earnings. The Canadian operation's functional currency is the U.S. dollar. Therefore, Canadian monetary

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)
assets and liabilities are translated at period end exchange rates and inventories and other nonmonetary assets and liabilities are translated at historical rates. Adjustments resulting from translation of Canadian monetary assets and liabilities at year end exchange rates are included in the statements of operations and retained earnings.

 Cash and Cash Equivalents

  For purposes of the statements of cash flows, the Company considers all investment instruments with a maturity of three months or less when acquired to be cash equivalents.

 Income Taxes

  Income taxes are provided on all revenue and expense items included in the statements of operations and retained earnings, regardless of the period in which such items are recognized for income tax purposes, except for items representing permanent differences between pretax accounting income and taxable income. Deferred income taxes result from the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities, including allowances for doubtful accounts and reserves for contract losses and other accruals, at the date of the financial statements and the reported amounts of revenues and expenses during the respective period. Actual results could differ from those estimates.

3. ACCOUNTING CHANGES

  Effective January 1, 1993, the Predecessor Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the estimated future cost of providing postretirement benefits such as health care be recognized as an expense when employees render services instead of when the benefits are paid. The cumulative effect of this change in accounting for postretirement benefits other than pensions was a charge of $49.3 million (net of tax benefits of $31.5 million) for the year ended December 31, 1993.

  In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which is required to be adopted by the Company in 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are to be reported at the lower of carrying amount or fair value less cost to sell. Adoption of SFAS No. 121 is not anticipated to have a material adverse impact on the results of operations or financial position of the Successor Company.

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)

4. INVENTORIES

  Inventories are summarized as follows:

                                                        SUCCESSOR   PREDECESSOR
                                                         COMPANY      COMPANY
                                                       CONSOLIDATED   COMBINED
                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1994
                                                       ------------ ------------
      Raw material and supplies.......................   $ 63,281     $64,775
      Work in progress and finished goods.............     87,078      93,470
                                                         --------     -------
      FIFO inventory..................................    150,359     158,245
      LIFO valuation adjustment.......................        (71)    (86,934)
                                                         --------     -------
                                                         $150,288     $71,311
                                                         ========     =======

  Inventories include approximately $39,728 and $22,889 that are valued using average cost at December 31, 1995 and 1994, respectively.

  During 1994 and 1993, inventory was reduced which resulted in liquidation of LIFO inventory carried at lower costs prevailing in prior years as compared with costs of current purchases, the effect of which decreased cost of sales by approximately $8,986 and $9,314 in 1994 and 1993, respectively and increased net income by approximately $5,481 in 1994 and $6,054 in 1993.

5. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment includes the following:

                                                        SUCCESSOR   PREDECESSOR
                                                         COMPANY      COMPANY
                                                       CONSOLIDATED   COMBINED
                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1994
                                                       ------------ ------------
      Land............................................   $ 14,502     $  6,456
      Buildings.......................................     67,603       91,874
      Machinery and equipment.........................    221,305      383,104
                                                         --------     --------
                                                          303,410      481,434
      Accumulated depreciation........................     (1,847)    (291,139)
                                                         --------     --------
                                                         $301,563     $190,295
                                                         ========     ========

  Depreciation expense amounted to $1,847, $31,922, $31,022 and $28,940 for the period from December 14, 1995 to December 31, 1995, the period from January 1, 1995 to December 13, 1995 and the years ended December 31, 1994 and 1993, respectively.

6. GOODWILL

  Goodwill balances are summarized as follows:

                                                        SUCCESSOR   PREDECESSOR
                                                         COMPANY      COMPANY
                                                       CONSOLIDATED   COMBINED
                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1994
                                                       ------------ ------------
      Goodwill........................................   $311,446     $35,688
      Accumulated amortization........................       (354)    (13,183)
                                                         --------     -------
                                                         $311,092     $22,505
                                                         ========     =======

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)
  The goodwill at December 31, 1995 relates to the acquisition by Blade (see
Note 1).

  As a result of the acquisition of Cercast in 1989, goodwill of approximately $67,000 was recorded with annual amortization expense since that time approximating $1,673. During 1994, the Predecessor Company recorded goodwill write-offs totaling $47.4 million, the principal component of which, $42.4 million, related to Cercast. Cercast is a producer of aluminum investment castings for the defense electronics and commercial aerospace industries which are primarily North American and European based. Management estimated that the market for aluminum investment castings in North America had declined significantly due to downsizing in the defense industry sector and a then existing downturn in commercial aerospace orders. As a result, the industry had shifted from a seller's market to a buyer's market with pricing under severe pressure. Similarly, the European market for aluminum casting had experienced a decline due to weakness in both sectors of the aerospace industry. These conditions resulted in Cercast achieving lower than expected sales and related profitability. The Predecessor Company determined that the defense industry sector decline was permanent in nature and that based on its estimate of expected future operating results, the entire remaining goodwill balance would not be recoverable. The methodology used by management to evaluate the recoverability of goodwill was to discount 10 years of projected cash flows at 12% (the Predecessor Company's estimated long term cost of capital) together with an associated discounted earnings valuation for the remaining amortization period. The amount of impairment was measured on this basis as well. The forward projections made by management were based on approved budgets and related information and represented management's belief of the most likely future scenario.

  Also during 1994, $5,000 of goodwill pertaining to the acquisition of Howmet Corporation's wholly-owned tooling subsidiary, Tempcraft, was written off. The evaluation and measurement criteria used in making this determination were similar to that described above for Cercast.

7. ACQUISITION INTANGIBLES AND OTHER ASSETS, NET

  Acquisition intangibles and other assets, net include the following:

                                                        SUCCESSOR   PREDECESSOR
                                                         COMPANY      COMPANY
                                                       CONSOLIDATED   COMBINED
                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1994
                                                       ------------ ------------
      Patents and technology..........................   $ 67,400      $  --
      Non-compete agreement...........................     75,000         --
      Deferred financing costs........................     19,909         --
      Accumulated amortization........................       (579)        --
                                                         --------      ------
      Acquisition intangibles.........................    161,730         --
      Other assets, net...............................     30,520      20,542
                                                         --------      ------
                                                         $192,250      20,542
                                                         ========      ======

  Patents and technology and the non-compete agreement are being amortized over their estimated useful lives of 10 years and 15 years, respectively. The deferred financing costs are being amortized over the life of the financings.

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)
8. FINANCING ARRANGEMENTS

  Long-term debt is summarized as follows:


                                                       SUCCESSOR   PREDECESSOR
                                                        COMPANY      COMPANY
                                                      CONSOLIDATED   COMBINED
                                                      DECEMBER 31, DECEMBER 31,
                                                          1995         1994
                                                      ------------ ------------
Senior term facility, aggregate principal amount of
 $300.0 million comprised of:
  Tranche A term loan due in 2000, at base rate +
   1.5% or Euro$ rate + 2.5%, payments due quarterly
   beginning February 1996, maturing November 2000..    $145,000     $   --
  Tranche B term loan due in 2002, at base rate +
   2.0% or Euro$ rate + 3.0%, payments due quarterly
   in arrears, maturing November 2002...............     100,000         --
  Tranche C term loan due in 2003, at base rate +
   2.25% or Euro$ rate + 3.25%, payments due
   quarterly in arrears, maturing May 2003..........      55,000         --
Senior revolving credit facility at base rate + 1.5%
 or Euro$ rate + 2.5%...............................      26,000         --
Senior subordinated notes due in 2003 at 10%........     125,000         --
Revolving bank lines of credit payable in 1995 and
 1996 at variable rates based on LIBOR + 3/16% to
 3/8%...............................................         --       22,500
Revolving bank line of credit denominated in French
 Francs, payable in 1995 at variable rates based on
 LIBOR + 3/16% to 3/8%..............................         --       10,662
Industrial Revenue Bond due 1995 at a rate of 8.0%..         --        5,000
Bank loans denominated in French Francs, due in
 varying annual amounts from 1995 to 2004 at rates
 ranging from 5.0% to 13.5%.........................         --        2,928
Mortgage notes payable monthly to November 1998 at a
 rate of 6.0%.......................................         --          579
Government loan due in 1997 at 7.5%.................         --          394
Other...............................................      12,489         --
                                                        --------     -------
                                                         463,489      42,063
Less current portion................................      45,303      26,541
                                                        --------     -------
                                                        $418,186     $15,522
                                                        ========     =======

  Principal maturities for the succeeding five years ending December 31 and thereafter are as follows:

             1996............................ $ 45,303
             1997............................   29,304
             1998............................   35,055
             1999............................   40,055
             2000............................   40,305
             Thereafter......................  273,467
                                              --------
                                              $463,489
                                              ========

  The senior revolving credit facility provides for $125.0 million of revolving credit, subject to certain limitations as defined in the agreement for borrowings in excess of $100.0 million, and matures on November 20, 2000. The senior term facility and the senior revolving credit facility
(collectively, the "Senior Credit Facilities") are guaranteed by Blade, are secured by a security interest in all stock and promissory notes owned

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)
by Blade (with certain exceptions) and in all or substantially all other tangible and intangible assets (other than receivables sold pursuant to the receivables facility) owned by the Successor Company. The Senior Credit Facilities contain certain affirmative and negative covenants, including without limitation covenants that restrict, subject to specified exceptions,
(i) the incurrence of additional indebtedness and other obligations and the granting of additional liens, (ii) mergers, acquisitions, investments, and acquisitions and dispositions of assets, (iii) the incurrence of capitalized lease obligations, (iv) dividends, (v) prepayment or repurchase of other indebtedness and amendments to certain agreements governing indebtedness, including the Indenture and the Notes, as defined below, (vi) engaging in transactions with affiliates, (vii) capital expenditures, (viii) the use of proceeds, and (ix) changes of lines of business. There are also covenants relating to compliance with ERISA and environmental and other laws, payments of taxes, maintenance of corporate existence and rights, maintenance of insurance and interest rate protection, and financial reporting. The Senior Credit Facilities also contain events of default including, without limitation, cross defaults and other defaults in connection with the receivables facility and a change of control of Blade, Holdings or the Successor Company (with the exception of certain changes in control between Thiokol Holding Company and The Carlyle Group). As the Senior Credit Facilities are comprised of loans with variable interest rates, the carrying value approximates fair value at December 31, 1995.

  As of December 31, 1995, $81,275 was available under the senior revolving credit facility which requires an availability fee on the unused portion of
 .50%. The senior term facility requires mandatory prepayments if certain events occur.

  The senior subordinated notes ("Notes") are unsecured obligations of the Successor Company and may be redeemed at the option of the Successor Company in whole or in part, on or after December 1, 1999 at a redemption price of 105%, declining to 100% on December 1, 2002. The Successor Company may also redeem up to $45,000 aggregate principal amount of the Notes with the net proceeds of one or more public equity offerings, at anytime prior to December 1, 1998. The Notes limit the Company's ability to incur additional indebtedness, sell assets and enter into mergers and certain other transactions. The Notes also give the holders the right to require the Successor Company to repurchase their Notes at 101% in the event there is a change in control. In addition, the Notes may be redeemed after December 1, 1997 in the event Thiokol Holding Company acquires the entire equity interest of Blade.

  As required by the senior term facility, during February 1996, the Successor Company entered into two interest rate swap agreements with notional principal amounts of $100,000 each. These agreements have fixed the base rate on $200,000 of the $300,000 senior term loans at approximately 5% through February 1998. As of March 31, 1996, the fair value of these swap agreements is approximately $3,000 as a result of interest rate increases. The counterparties to these transactions are major financial institutions. The Successor Company does not anticipate nonperformance by the counterparties.

  Certain obligations of the Predecessor Company, primarily the revolving bank lines of credit and the Industrial Revenue Bond, were guaranteed by Pechiney. The counterparties to these transactions are major financial institutions.

  In December 1995, the Successor Company entered into an agreement to sell, on a revolving basis, an undivided interest in a defined pool of accounts receivable. At December 31, 1995 the defined pool of outstanding accounts receivable amounted to $98,090. During the period from December 14, 1995 to December 31, 1995, the Successor Company had net cash receipts of $55,400 from the sale of such eligible receivables toa master trust. The remaining $42,690 represents retainage on the sale in the event the receivables are notfully collected. If the amount of uncollected receivables is more or less than the December 31, 1995 allowance for such uncollectibility, the Successor Company will incur a loss or gain. The sales are reflected as a reduction of accounts receivable in the accompanying consolidated balance sheet and as operating cash flows subsequent to the sale of $51,400 of accounts receivable to finance the acquisition. The loss on the sale amounted

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)
to $657 for the period from December 14, 1995 to December 31, 1995 and is included in Other, net in the accompanying consolidated statements of operations and retained earnings.

  At December 31, 1995 letters of credit amounting to $17,725 were outstanding.

9. COMMITMENTS

  The Successor Company and its subsidiaries have noncancellable leases relating principally to manufacturing and office facilities and certain equipment. Future minimum payments under noncancellable leases as of December 31, 1995 are as follows:

             1996............................. $ 5,754
             1997.............................   3,687
             1998.............................   2,250
             1999.............................   1,430
             2000.............................   1,278
             Thereafter.......................   4,040
                                               -------
                                               $18,439
                                               =======

  Total rental expense for all operating leases was $364 and $6,668 for the period from December 14, 1995 to December 31, 1995 and the period from January 1, 1995 to December 13, 1995, respectively, and $6,110 and $5,797 for the years ended December 31, 1994 and 1993, respectively.

10. INCOME TAXES

  On December 13, 1995, the Successor Company and its subsidiaries ("Subsidiary") and Blade entered into a tax sharing agreement (the "Tax Sharing Agreement"). The Tax Sharing Agreement provides that in any year in which a Subsidiary is included in any consolidated tax return of Blade, and the Subsidiary has taxable income, the Subsidiary will pay to Blade the amount of the tax liability the Subsidiary would have had if it filed a separate tax return (the "Separate Income Tax Liability"). In the event that the amount of Separate Income Tax Liability for a Subsidiary in any taxable year in which it is filing a consolidated return with Blade exceeds the amount equal to the product of (a) the income tax liability of the group of corporations filing on a consolidated basis for the taxable year (the "Blade Group Tax Liability") and (b) a fraction, the numerator of which is equal to the Subsidiary's Separate Income Tax Liability and the denominator of which is equal to the aggregate total of the Separate Income Tax Liability of all Subsidiaries which are included in Blade's consolidated tax return, then the Subsidiary will not be obligated to pay Blade the amount of such excess. In the event that the Blade Group Tax Liability exceeds the sum of all Subsidiaries' Separate Income Tax Liability for such year, Blade may collect from the Subsidiaries the amount of such excess, provided, however, that no Subsidiary shall be required to pay Blade an amount that exceeds the excess of (i) the sum of such Subsidiary's Separate Income Tax Liability for the period beginning when such Subsidiary was included in Blade's Consolidated Return and ending in the tax years at issue over (ii) the sum of amounts paid by such Subsidiary pursuant to this sentence. Adjustments to income arising from events occurring subsequent to the filing of the consolidated return attributable to matters such as amended returns, carrybacks, audit adjustments and refund claims will be given effect between Blade and the Subsidiaries as soon as practicable after determination of such adjustments. The Tax Sharing Agreement provides for a similar allocation between Blade and the Subsidiaries in the event that any state and local income taxes of Blade and the Subsidiaries are determined on a combined, consolidated or unitary basis.

  Prior to the acquisition, the Predecessor Company and Pechiney were parties to a tax-sharing agreement requiring the Predecessor Company to pay to Pechiney an amount equal to U.S. income taxes that would be payable if the Predecessor Company was a stand alone taxpayer. The Predecessor Company is included in a U.S. consolidated tax return with Pechiney and other related entities. Accordingly, the tax strategies reflected in Pechiney's U.S. consolidated tax return are not necessarily consistent with the basis of preparation for the Predecessor Company's tax provision in the accompanying financial statements.

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)

  Income taxes were provided in the following amounts:

                                                        PREDECESSOR COMPANY COMBINED
                                SUCCESSOR COMPANY   ------------------------------------
                                   CONSOLIDATED                            YEAR ENDED
                                   PERIOD FROM          PERIOD FROM       DECEMBER 31,
                                DECEMBER 14, 1995     JANUARY 1, 1995    ---------------
                               TO DECEMBER 31, 1995 TO DECEMBER 13, 1995  1994    1993
                               -------------------- -------------------- ------- -------
      Current income taxes:
        U.S. Federal..........         $166               $22,900        $24,352 $18,010
        State.................           43                 3,976          3,474   5,053
        Foreign...............          313                 2,809          4,039   4,220
                                       ----               -------        ------- -------
                                        522                29,685         31,865  27,283
      Deferred income taxes...          (41)               (6,023)        14,119     539
                                       ----               -------        ------- -------
                                       $481               $23,662        $45,984 $27,822
                                       ====               =======        ======= =======

  The provision for income taxes differs from the amount of income taxes determined by applying the U.S. statutory federal tax rate (35%) to pretax income as follows:

                                                         PREDECESSOR COMPANY COMBINED
                                 SUCCESSOR COMPANY   ------------------------------------
                                    CONSOLIDATED                            YEAR ENDED
                                    PERIOD FROM          PERIOD FROM       DECEMBER 31,
                                 DECEMBER 14, 1995     JANUARY 1, 1995    ---------------
                                TO DECEMBER 31, 1995 TO DECEMBER 13, 1995  1994    1993
                                -------------------- -------------------- ------- -------
      U.S. Federal income tax
       at statutory rate......          $224               $17,481        $ 8,048 $24,804
      State income taxes, net
       of federal benefit.....            52                 2,009          3,001   3,281
      Net foreign taxes in
       excess of statutory
       rate...................            88                 2,483         16,166   2,202
      Goodwill................           237                   598          4,669     259
      Additional tax reserves.           --                    --           6,092     --
      Deferred tax
       adjustments............           --                    983          6,712     --
      FSC benefit.............           --                   (391)           --      --
      Adjustment to prior
       years' provision.......           --                  1,144            --      --
      Other capital
       transactions...........           --                   (553)           --      --
      Other...................          (120)                  (92)         1,296  (2,724)
                                        ----               -------        ------- -------
                                        $481               $23,662        $45,984 $27,822
                                        ====               =======        ======= =======

  In 1994 a provision for potential tax exposures was provided due to developments related to examinations by federal and state taxing authorities of the Predecessor Company's prior years' income tax returns.

  Deferred tax adjustments in 1994 represent a change in the Predecessor Company's overall estimated state income tax rate and other adjustments relating to permanent differences.

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)
  Domestic and foreign components of pre-tax income are as follows:

                                      SUCCESSOR
                                       COMPANY    PREDECESSOR COMPANY COMBINED
                                     CONSOLIDATED ------------------------------
                                     PERIOD FROM  PERIOD FROM
                                     DECEMBER 14,  JANUARY 1,     YEAR ENDED
                                       1995 TO      1995 TO      DECEMBER 31,
                                     DECEMBER 31, DECEMBER 13, -----------------
                                         1995         1995       1994     1993
                                     ------------ ------------ --------  -------
      United States.................   $(1,879)     $37,877    $ 57,629  $70,578
      Foreign.......................     2,520       12,069     (34,635)     291
                                       -------      -------    --------  -------
                                       $   641      $49,946    $ 22,994  $70,869
                                       =======      =======    ========  =======

  The components of the deferred income tax asset (liability) are as follows:

                                                        SUCCESSOR   PREDECESSOR
                                                         COMPANY      COMPANY
                                                       CONSOLIDATED   COMBINED
                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1994
                                                       ------------ ------------
      Other post retirement benefits reserve..........  $  35,504     $33,643
      Restructuring accrual...........................      9,263       6,769
      Other liability reserves........................     11,058       4,479
      Pension liability...............................      3,470         --
      Loss carryforward...............................     17,652      10,090
      State taxes.....................................      1,558       1,107
      Inventory.......................................        --        1,164
      Other assets....................................     10,948      10,906
                                                        ---------     -------
          Gross deferred tax asset....................     89,453      68,158
      Valuation allowance.............................     (8,105)     (2,957)
                                                        ---------     -------
          Total deferred tax asset....................     81,348      65,201
      Inventory.......................................    (34,375)        --
      Property, plant and equipment...................    (74,713)     (7,039)
      Other liabilities...............................     (7,305)       (393)
                                                        ---------     -------
          Total deferred tax liability................   (116,393)     (7,432)
                                                        ---------     -------
          Net deferred tax asset/liability............  $ (35,045)    $57,769
                                                        =========     =======

  Management believes that it is more likely than not that the net deferred tax asset at December 31, 1994 will be realized.

  During 1994 and 1993, the Predecessor Company's deferred tax valuation allowance increased by $1,542 and $1,415, respectively. During the period from December 14, 1995 to December 31, 1995 and the period from January 1, 1995 to December 13, 1995 the Successor Company's and the Predecessor Company's deferred tax valuation allowances increased by $100 and $4,148, respectively. At December 31, 1995 the Successor Company has available approximately $23,000 of foreign net operating loss carryforwards which can only be used to offset foreign taxable income. A majority of the carryforwards expire over the next five years. At December 31, 1995 the Successor Company had a valuation allowance equal to the deferred tax asset associated with these foreign net operating loss carryforwards.

  The Predecessor Company adopted SFAS No. 109 "Accounting for Income Taxes" as of January 1, 1993. The effect of adoption was not material.

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)

11. PENSIONS

  The Predecessor Company had trusteed noncontributory defined benefit retirement plans covering substantially all of its employees in the U.S. and Canada. All plans, except the Howmet Combined Pension Plan, became plans of the Successor Company as part of the acquisition (see Note 1). In accordance with the SPA, an affiliate of Pechiney International assumed sponsorship of the Howmet Combined Pension Plan and transferred assets related to the active nonunion hourly employees to the Successor Company's new defined benefit plan, which has substantially the same provisions and benefits as the Howmet Combined Pension Plan with respect to those employees. That Pechiney International affiliate has no liability to pay benefits to the active hourly group. In addition, in accordance with the SPA, the Howmet Combined Pension Plan benefits related to salaried employees were frozen as of January 6, 1996. The liabilities with respect to the salaried group for service prior to the acquisition and related assets continue to be administered by that Pechiney International affiliate. The Successor Company intends to install a replacement defined benefit retirement plan for its salaried employees. This plan will mirror the previous plan and as such will continue from the date the former plan was frozen. The Successor Company intends to make and the Predecessor Company made annual contributions to the retirement plans in amounts up to the maximum allowable for tax purposes.

  The following items are the components of the net periodic pension cost for the U.S. and Canadian plans:

                                   SUCCESSOR
                                    COMPANY     PREDECESSOR COMPANY COMBINED
                                  CONSOLIDATED -------------------------------
                                  PERIOD FROM  PERIOD FROM
                                  DECEMBER 14,  JANUARY 1,     YEAR ENDED
                                    1995 TO      1995 TO      DECEMBER 31,
                                  DECEMBER 31, DECEMBER 13, ------------------
                                      1995         1995       1994      1993
                                  ------------ ------------ --------  --------
Service cost--benefits earned
 during the period...............    $ 397       $  7,779   $  7,889  $  8,820
Interest cost on the projected
 benefit obligation..............      474          8,003     13,786    13,772
Actual return on plan assets.....     (437)       (12,780)       548   (25,296)
Net amortization of unrecognized
 net assets and prior service
 cost............................      --             --         177       887
Deferral of actual vs. expected
 return on plan assets...........      --           4,703    (18,091)    8,348
                                     -----       --------   --------  --------
Net periodic pension cost........    $ 434       $  7,705   $  4,309  $  6,531
                                     =====       ========   ========  ========

  The following table sets forth the U.S. and Canadian plans' funded status and amounts recognized in the balance sheets:

                                                        SUCCESSOR   PREDECESSOR
                                                         COMPANY      COMPANY
                                                       CONSOLIDATED   COMBINED
                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1994
                                                       ------------ ------------
      Actuarial present value of benefit obligations:
        Vested benefit obligation....................    $(80,216)   $(141,765)
        Nonvested benefit obligation.................      (6,219)      (6,871)
                                                         --------    ---------
        Accumulated benefit obligation...............     (86,435)    (148,636)
        Additional benefits based on estimated future
         salaries....................................     (41,820)     (36,689)
                                                         --------    ---------
        Projected benefit obligation.................    (128,255)    (185,325)
        Fair value of plan assets....................     107,256      181,546
                                                         --------    ---------
        Projected benefit obligation in excess of
         plan assets.................................     (20,999)      (3,779)
        Unrecognized net (gain) or loss..............       5,651      (22,608)
        Unrecognized prior service cost..............         --        32,114
        Unrecognized net asset from adoption of SFAS
         #87.........................................         --       (20,167)
                                                         --------    ---------
        Accrued pension liability....................    $(15,348)   $ (14,440)
                                                         ========    =========

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)
  The discount rate used to determine the actuarial present value of the projected benefit obligation was 7.5% at December 31, 1995 and 8.0% at December 31, 1994. The expected rate of return was 9.5% for U.S. plan assets and 8% for Canadian plan assets at December 31, 1995 and 1994. The expected increase in future salaries for those plans using future compensation assumptions was 5.0% at December 31, 1995 and 5.5% at December 31, 1994 for the U.S. plans and 6% for the Canadian plans in 1995 and 1994. The unrecognized net asset and the unrecognized prior service cost are being amortized based on the projected future service lives of employees, which range from 15-25 years. Plan assets are primarily invested in equity securities, debt securities, guaranteed insurance contracts, real estate and temporary cash investments. The accrued pension liability is included within "Accrued Liabilities" in the balance sheets.

  The Company has unfunded supplemental retirement plans for certain employees whose benefits under the salaried retirement plans are reduced because of compensation deferral elections or limitations under federal tax laws. Pension expense for these plans was $14, $333, $268 and $105 for the period from December 14, 1995 to December 31, 1995, the period from January 1, 1995 to December 13, 1995 and the years ended December 31, 1994 and 1993, respectively. The projected benefit obligation for these plans was $1,700 and $339 at December 31, 1995 and 1994, respectively. The corresponding accumulated benefit obligation of $335 and $297 at December 31, 1995 and 1994, respectively, has been recognized as a liability in the balance sheets and is equal to the amount of vested benefits.

  The net pension expense for the Company's United Kingdom operations was $25, $654, $700 and $447 for the period from December 14, 1995 to December 31, 1995, the period from January 1, 1995 to December 13, 1995 and the years ended December 31, 1994 and 1993, respectively.

12. POSTRETIREMENT BENEFITS

  The Company provides postretirement health care and life insurance benefits to its eligible active and retired employees, including certain union, non-union and salaried employees. Effective January 1, 1993, the Predecessor Company adopted SFAS No. 106 "Employer's Accounting for Postretirement Benefits Other Than Pensions," and began recording its obligation for its unfunded postretirement health care and life insurance programs, which effectively records the cost of postretirement benefits over the service lives of employees. Previously, the Predecessor Company's practice was to record such amounts on a pay-as-you-go basis.

  Components of the net periodic postretirement benefit cost were as follows:

                                          SUCCESSOR      PREDECESSOR COMPANY
                                           COMPANY             COMBINED
                                         CONSOLIDATED --------------------------
                                         PERIOD FROM  PERIOD FROM
                                         DECEMBER 14,  JANUARY 1,   YEAR ENDED
                                           1995 TO      1995 TO    DECEMBER 31,
                                         DECEMBER 31, DECEMBER 13, -------------
                                             1995         1995      1994   1993
                                         ------------ ------------ ------ ------
Service cost--benefits attributable to
 service during the period..............     $135        $2,454    $2,397 $2,219
Interest cost on accumulated
 postretirement benefit obligation......      345         6,281     6,442  6,237
                                             ----        ------    ------ ------
    Net periodic postretirement benefit
     cost...............................     $480        $8,735    $8,839 $8,456
                                             ====        ======    ====== ======

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)
The amounts recognized as a liability in the Company's balance sheets are as follows:

                                                        SUCCESSOR   PREDECESSOR
                                                         COMPANY      COMPANY
                                                       CONSOLIDATED   COMBINED
                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1994
                                                       ------------ ------------
      Retirees........................................   $55,961      $54,124
      Fully eligible active plan participants.........    12,774       10,810
      Other plan participants.........................    29,580       21,332
      Unrealized net loss.............................    (9,705)         --
                                                         -------      -------
          Total.......................................    88,610       86,266
      Less current portion............................     6,351        6,500
                                                         -------      -------
                                                         $82,259      $79,766
                                                         =======      =======

  The accumulated postretirement benefit obligation was determined using 7% and 8% weighted average discount rates for 1995 and 1994, respectively. The health care cost trend rate assumption for pre-age 65 benefits was 12% and 13% for 1995 and 1994, respectively, and was assumed to decline 1% annually to 6% in the year 2001 and remain constant thereafter. The health care cost trend rate for post-age 65 benefits was 9.8% and 10.6% for 1995 and 1994, respectively, and was assumed to decline gradually to 5% in the year 2001 and remain constant thereafter. A 1% increase in the health care cost trend rate would have increased the accumulated postretirement benefit obligation by $5,971 and $5,008 at December 31, 1995 and 1994, respectively, and the net periodic cost by $668 and $621 for the years ended December 31, 1995 and 1994, respectively.

13. SEGMENT RELATED INFORMATION

  The Company operates predominantly in a single industry as a manufacturer of investment cast components for the aerospace and industrial gas turbine industries. The Company is a multinational entity with operating subsidiaries in two geographic regions, North America (including the United States and Canada) and Europe (including France and the United Kingdom). Intercompany transfers between geographic areas are not significant. In computing earnings from operations for subsidiaries outside of the United States, no allocations of general corporate expenses have been made.

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)

  Identifiable assets of subsidiaries outside of the United States are those assets related to the operations of those subsidiaries. United States assets consist of all other assets of the Company.

                                                   NORTH
                                                  AMERICA   EUROPE     TOTAL
                                                  -------- --------  ----------
Successor Company Consolidated:
  Period from December 14, 1995 to December 31,
   1995
    Sales to unaffiliated customers.............. $ 34,894 $ 16,472  $   51,366
    Earnings from operations.....................    2,118    2,431       4,549
    Identifiable assets..........................  898,384  201,119   1,099,503
Predecessor Company Combined:
  Period from January 1, 1995 to December 13,
   1995
    Sales to unaffiliated customers..............  703,657  190,475     894,132
    Earnings from operations.....................   31,831   19,850      51,681
  1994
    Sales to unaffiliated customers..............  678,481  179,770     858,251
    Earnings (loss) from operations..............   30,135  (12,254)     17,881
    Identifiable assets..........................  609,050  139,386     748,436
  1993
    Sales to unaffiliated customers..............  655,221  177,447     832,668
    Earnings from operations.....................   68,336    2,182      70,518
    Identifiable assets..........................  630,593  152,637     783,230

  Sales to unaffiliated customers include export sales of $19,308, $278,108, $176,859, and $180,449 for the period from December 14, 1995 to December 31, 1995, for the period from January 1, 1995 to December 13, 1995, and for the years ended December 31, 1994 and 1993, respectively.

  The Company's sales to its two largest customers were $10,501 and $7,881 for the period from December 14, 1995 to December 31, 1995, $183,955 and $138,063 for the period from January 1, 1995 to December 13, 1995, $229,175 and $123,671 for the year ended December 31, 1994 and $206,533 and $136,441 for the year ended December 31, 1993. Receivables from these customers were $17,135 and $12,180 at December 31, 1995 and $20,128 and $10,084 at December
31, 1994.

  An analysis of the changes in the cumulative translation adjustment is as follows:

                                                       SUCCESSOR   PREDECESSOR
                                                        COMPANY      COMPANY
                                                      CONSOLIDATED   COMBINED
                                                      DECEMBER 31, DECEMBER 31,
                                                          1995         1994
                                                      ------------ ------------
      Balance at beginning of period.................    $  --       $(4,046)
      Aggregate translation adjustments, net of
       income taxes..................................     1,123        5,357
                                                         ------      -------
      Balance at December 31.........................    $1,123      $ 1,311
                                                         ======      =======

  In 1993, the Company sold its 51% interest in an operating facility in Spain and recorded a $945 loss.

14. TRANSACTIONS WITH AFFILIATES

  The Predecessor Company had financing and other transactions with Pechiney. Interest income earned from advances to Pechiney was based on short-term borrowing rates obtained by Pechiney. The average advance balance

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)
was $148,653 and $217,919 for the period from January 1, 1995 to December 13, 1995 and the year ended December 31, 1994, respectively. The carrying amount at December 31, 1994 approximated fair value as the interest rate was determined by Pechiney's short-term borrowing rates obtained by Pechiney and its affiliates.

  The Successor Company has management agreements with an affiliate of The Carlyle Group and with Thiokol Holding Company for certain management and financial advisory services. Each agreement provides for the payment of an annual management fee of $1,000. In addition, The Carlyle Group and Thiokol Holding Company each received a fee of $2,000 for services provided in connection with the acquisition of the Predecessor Company.

  In November 1995, certain executives of the Predecessor Company were offered the opportunity to defer all or a portion of a bonus to be earned in connection with the expected sale of the Predecessor Company in December 1995. As a result, deferred amounts totaling $2.45 million were invested in a trust, which in turn made investments in The Carlyle Group partnership controlling Blade. The partnership interests are subordinated to the claims of creditors of the Successor Company. It is expected that the partnership interests will receive a cash distribution upon a sale of The Carlyle Group's interest in Blade and the executives will receive appropriate shares of such distribution, pro rata to their capital contributions in the partnership.

  In early 1996, Blade introduced a Stock Appreciation Rights ("SARs") plan. Under the plan, SARs representing approximately 5% of Blade's equity value were issued to certain executive officers of the Successor Company. The SARs are similar to phantom stock options and are valued based on appreciation on the value of Blade's common stock, as defined, from the date of adoption of the plan to the earlier of a sale of The Carlyle Group's controlling interest in Blade or five years. The SARs vest over a five-year period based upon the passage of time, the operating performance of the Successor Company and the tenure of the executive officers, with acceleration in the event of sale of The Carlyle Group's controlling interest in Blade.

  In early 1996, 230,000 stock options for Thiokol common stock were granted to certain executives of the Successor Company. The options are contingent on Thiokol's purchase of The Carlyle Group's total interest in Blade and 50% of such options would vest and become exercisable on the date of such purchase. Of the remaining 50% of the options, 25% will vest and become exercisable on each of the subsequent two anniversaries following the first vesting date. If Thiokol does not obtain 100% of the equity ownership of the Successor Company prior to December 13, 2001, the options become void. The options expire not later than ten years after the date of grant. The exercise price of the options is the price of Thiokol common stock on the first trading date after the dates of grant (range of $35-41).

15. FINANCIAL INSTRUMENTS

  The Predecessor Company entered into forward exchange contracts as a hedge against currency fluctuations of certain foreign currency transactions. At December 31, 1994, the Predecessor Company had contracts with maturity dates from January 1995 through August 1995 to purchase 5,018 Canadian Dollars for $3,605. The fair value of these foreign currency contracts at December 31, 1994 was approximately $3,576. The fair value of foreign currency contracts was estimated by obtaining quotes from brokers. The market value gains or losses arising from foreign exchange contracts offset foreign exchange gains or losses on the underlying hedged assets. The Predecessor Company's exposure to currency risk was limited to currency rate movement and was considered to be negligible.

  During 1994, the Predecessor Company also entered into an option contract to purchase up to $1,300 of Canadian dollars as a hedge against currency fluctuations of certain foreign currency transactions. These options are exercisable from June 1995 through December 1996. The fair value of these foreign currency option contracts at December 31, 1995 is not significantly different as compared to the original contract value. The fair value was

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)
estimated by obtaining quotes from brokers. The market value gains or losses arising from currency exchange options offset foreign exchange gains or losses on the underlying hedged assets. The Successor Company's exposure to currency risk in these options is limited to currency rate movements and is considered to be negligible.

  The counterparties to these transactions are major financial institutions.

16. CONTINGENCIES

  The Company and its subsidiaries are involved in litigation, administrative proceedings and investigations of various types in several jurisdictions. Additionally, liabilities arising for cleanup costs associated with hazardous types of materials in several waste disposal facilities exist. In particular, the Company has been or may be named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws at nineteen on-site and off-site locations. Estimated environmental costs are not expected to materially impact the financial position or the results of the Successor Company's operations in future periods. However, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. Accordingly, should any losses not indemnified be sustained in excess of provided reserves, they will be charged to income in the future. Under the terms of the SPA, Pechiney International has agreed to indemnify the Successor Company for environmental liabilities existing at the closing date that exceed reserves recorded at June 30, 1995 of $6,000.

  At December 31, 1995, the Successor Company guaranteed certain indebtedness aggregating $11,400 of its 50% owned entities.

17. RESTRUCTURING

  The following is a summary of the Company's restructuring activities:

  In late 1992, the Predecessor Company approved a restructuring program pursuant to which it planned to rationalize certain of its business activities and to reengineer certain of its processes in an effort to streamline operations and reduce costs.

  The 1992 restructuring provision of $58,889 included $39,831 for the estimated cost of reengineering programs and $19,058 in estimated costs for capacity rationalization.

  The following tables set forth the related activity for the restructuring provision established in 1992 for the years ended December 31, 1995, 1994 and 1993.

                                                1995 ACTIVITY
                                           --------------------------
                               RESERVE AT    CASH    NON-    CHANGES   RESERVE AT
                              DECEMBER 31,  COSTS    CASH      IN     DECEMBER 31,
                                  1994     INCURRED  COSTS  ESTIMATES     1995
                              ------------ --------  -----  --------- ------------
Reengineering programs.......   $ 8,547    $(6,368)  $ --      $--       $2,179
Capacity rationalization.....     3,876     (2,815)   (92)      --          969
                                -------    -------   ----      ---       ------
                                $12,423    $(9,183)  $(92)     $--       $3,148
                                =======    =======   ====      ===       ======

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)

                                              1994 ACTIVITY
                                         --------------------------
                             RESERVE AT    CASH    NON-    CHANGES   RESERVE AT
                            DECEMBER 31,  COSTS    CASH      IN     DECEMBER 31,
                                1993     INCURRED  COSTS  ESTIMATES     1994
                            ------------ --------  -----  --------- ------------
Reengineering programs.....   $18,770    $(11,657) $  --   $ 1,434    $ 8,547
Capacity rationalization...    10,673      (3,312)  (165)   (3,320)     3,876
                              -------    --------  -----   -------    -------
                              $29,443    $(14,969) $(165)  $(1,886)   $12,423
                              =======    ========  =====   =======    =======
                                              1993 ACTIVITY
                                         --------------------------
                             RESERVE AT    CASH    NON-    CHANGES   RESERVE AT
                            DECEMBER 31,  COSTS    CASH      IN     DECEMBER 31,
                                1992     INCURRED  COSTS  ESTIMATES     1993
                            ------------ --------  -----  --------- ------------
Reengineering programs.....   $37,649    $(18,879) $  --   $    --    $18,770
Capacity rationalization...    18,628      (7,920)    --       (35)    10,673
                              -------    --------  -----   -------    -------
                              $56,277    $(26,799) $  --   $   (35)   $29,443
                              =======    ========  =====   =======    =======

  Costs related to the Successor Company period from December 14, 1995 to December 31, 1995 are not significant and are included in the 1995 activity table above.

  The significant cost components of the 1992 restructuring provisions were as follows:

  Reengineering programs represent the estimated costs associated with reengineering certain of the Predecessor Company's business processes and related activities and include expenses associated with various project teams related to the evaluation, design and implementation of a Predecessor Company-wide synchronous manufacturing environment with cellular work stations, uniform work instructions and business center management and reporting ($23,286), severance and relocation for approximately 1,835 employees ($13,437) and consulting fees ($3,108).

  Capacity rationalization costs represent the estimated costs to be incurred in streamlining operations and include expenses related to severance and relocation for approximately 562 employees ($8,750), asset writedowns ($1,260) and the transfer and reinstallation of equipment ($9,048).

  Management periodically reevaluates the adequacy of the remaining restructuring reserve to provide for the estimated costs of implementing the restructuring program. Based upon this reevaluation, during 1994, the Predecessor Company reversed the portion of the reserve related to a U.S. plant shutdown ($1,800) and a French social plan ($1,430) due to improved business conditions; additionally, certain other minor components of the restructuring reserve were adjusted on the basis of revised estimates.

  During 1994 the Predecessor Company implemented the following restructuring programs:

 Morristown Wax Closure

  The Predecessor Company recorded a $1,450 restructuring charge in connection with its plan to close its Morristown, Tennessee wax facility. The closure is to be effected in order to reduce excess capacity and enhance coordination and lead time at Howmet Corporation's casting plants. The restructuring provision is primarily comprised of exit costs ($945), termination benefits ($180) and other items ($325).

                              HOWMET CORPORATION

                            (DOLLARS IN THOUSANDS)
 Dover Airmelt Closure

  The Predecessor Company recorded a $1,000 restructuring provision in connection with its plan to exit its airmelt business at its Dover Alloy plant in New Jersey. The exit from the airmelt business is primarily due to the unprofitability of the airmelt product line which is not considered an essential part of Howmet Corporation's alloy operations. The restructuring charge is entirely comprised of exit costs. This decision was reversed in 1995 because a buyer could not be found. The Company has increased airmelt business in 1995 and generated improved returns.

 Howmet S.A. Administrative Office Closure

  The Predecessor Company recorded a $1,982 restructuring charge related to the closure of its administrative office in Asnieres, France and the opening of an administrative office in Dives, France. The restructuring charge is comprised of termination benefits ($595), exit costs ($1,182) and other items ($205). A portion of the reserve deemed to be in excess of remaining amounts to be paid was reversed in 1995.

  The following is an analysis related to the restructuring reserve activities for the 1994 restructuring programs:

                                               1995 ACTIVITY
                                          --------------------------
                              RESERVE AT    CASH    NON-    CHANGES   RESERVE AT
                             DECEMBER 31,  COSTS    CASH      IN     DECEMBER 31,
                                 1994     INCURRED  COSTS  ESTIMATES     1995
                             ------------ --------  -----  --------- ------------
Morristown..................    $1,035    $  (706)  $(132)  $   --       $197
Dover Airmelt...............     1,000        --      --     (1,000)      --
Howmet S.A..................     1,982     (1,279)    262      (624)      341
                                ------    -------   -----   -------      ----
                                $4,017    $(1,985)  $ 130   $(1,624)     $538
                                ======    =======   =====   =======      ====

                                                   1994 ACTIVITY
                                      1994      -------------------  RESERVE AT
                                  RESTRUCTURING CASH COSTS NON-CASH DECEMBER 31,
                                    PROVISION    INCURRED   COSTS       1994
                                  ------------- ---------- -------- ------------
Morristown.......................    $1,450       $(176)    $(239)     $1,035
Dover Airmelt....................     1,000         --        --        1,000
Howmet S.A.......................     1,982         --        --        1,982
                                     ------       -----     -----      ------
                                     $4,432       $(176)    $(239)     $4,017
                                     ======       =====     =====      ======

  At December 31, 1994, $570 of the Predecessor Company's restructuring reserves were considered long-term and included in "Other Liabilities" while the remaining amounts were considered short-term and included in "Accrued Liabilities". At December 31, 1995, all restructuring reserves relating to the 1992 and 1994 restructuring programs are considered short-term and included in "Accrued Liabilities."

  Amounts related to the Successor Company period from December 14, 1995 to December 31, 1995 are not significant and are included in the 1995 activity table above.

  In connection with the acquisition, management determined that certain manufacturing capabilities would be eliminated and the related facilities would be utilized for purposes other than for manufacturing. Accordingly, a reserve of $21,000 (including $6,300 in "Accrued Liabilities"), principally for severance costs, was recorded in connection with the acquisition.

                               HOWMET CORPORATION

                      CONSOLIDATED CONDENSED BALANCE SHEET
                                 MARCH 31, 1996

                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

ASSETS
Current assets:
  Cash and cash equivalents........................................ $   17,110
  Accounts receivable (less allowance of $8,345)...................     96,217
  Inventories......................................................    150,940
  Retained receivables.............................................     36,365
                                                                    ----------
    Total current assets...........................................    300,632
Property, plant and equipment, net.................................    295,544
Goodwill, net......................................................    309,351
Acquisition intangibles and other assets, net......................    190,770
                                                                    ----------
    Total assets................................................... $1,096,297
                                                                    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................. $   66,541
  Accrued liabilities..............................................    160,027
  Income taxes payable.............................................     11,139
  Long-term debt due within one year...............................     35,047
  Deferred income taxes............................................     28,583
                                                                    ----------
    Total current liabilities......................................    301,337
Accumulated postretirement benefit obligation......................     81,716
Other liabilities..................................................     21,725
Deferred income taxes..............................................      4,184
Long-term debt.....................................................    411,682
                                                                    ----------
    Total liabilities..............................................    820,644
Commitments and contingencies......................................
Stockholders' equity:
  Howmet Corporation common stock, $1 par value; authorized--1,000
   shares; issued and outstanding--10 shares.......................        --
  Capital surplus..................................................    275,000
  Retained earnings................................................      2,425
  Cumulative translation adjustment................................     (1,772)
                                                                    ----------
    Total stockholders' equity.....................................    275,653
                                                                    ----------
    Total liabilities and stockholders' equity..................... $1,096,297
                                                                    ==========

                See notes to the condensed financial statements.

                               HOWMET CORPORATION

            CONDENSED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                     SUCCESSOR     PREDECESSOR
                                                      COMPANY        COMPANY
                                                    CONSOLIDATED     COMBINED
                                                   -------------- --------------
                                                   THIRTEEN WEEKS THIRTEEN WEEKS
                                                       ENDED          ENDED
                                                   MARCH 31, 1996 APRIL 2, 1995
                                                   -------------- --------------
Net sales.........................................    $261,448       $235,907
Operating costs and expenses:
  Cost of sales...................................     189,978        178,429
  Selling, general and administrative expenses....      29,546         26,279
  Depreciation and amortization expense...........      15,119          8,247
  Research and development expense................       6,159          5,893
                                                      --------       --------
                                                       240,802        218,848
                                                      --------       --------
Earnings from operations..........................      20,646         17,059
Interest income, affiliates.......................         --           3,485
Interest income, third parties....................         269              8
Interest expense, affiliates......................         --            (335)
Interest expense, third parties...................     (11,384)          (828)
Equity in loss of unconsolidated affiliates.......        (895)          (940)
Other, net........................................      (1,085)          (215)
                                                      --------       --------
Income before income taxes........................       7,551         18,234
Provisions for income taxes.......................       5,286          8,832
                                                      --------       --------
Net income........................................       2,265          9,402
Retained earnings at beginning of period..........         160        297,914
                                                      --------       --------
Retained earnings at end of period................    $  2,425       $307,316
                                                      ========       ========

                See notes to the condensed financial statements.

                               HOWMET CORPORATION

                       CONDENSED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                   SUCCESSOR     PREDECESSOR
                                                    COMPANY        COMPANY
                                                  CONSOLIDATED     COMBINED
                                                 -------------- --------------
                                                 THIRTEEN WEEKS THIRTEEN WEEKS
                                                     ENDED          ENDED
                                                 MARCH 31, 1996 APRIL 2, 1995
                                                 -------------- --------------
OPERATING ACTIVITIES
Net income......................................   $   2,265       $ 9,402
Adjustment to reconcile net income to net cash
 provided by (used in) operating activities:
  Depreciation and amortization.................      15,939         8,247
  Equity in loss of unconsolidated affiliates...         895           940
  Changes in assets and liabilities:
    Accounts receivable.........................       2,792        (9,404)
    Inventory...................................      (1,308)      (11,833)
    Deferred taxes..............................      (2,714)          152
    Accounts payable............................       5,318       (12,994)
    Accrued liabilities and other liabilities...       5,637         3,341
    Income taxes payable........................       4,805        (1,222)
    Other--net..................................        (375)          600
                                                   ---------       -------
      Net cash provided by (used in) operating
       activities...............................      33,254       (12,771)
INVESTING ACTIVITIES
  Payments made for capital expenditures........      (5,167)       (6,806)
  Decrease in advances to Pechiney..............         --         18,804
  Payments made for investments and other
   assets.......................................      (3,158)         (616)
                                                   ---------       -------
      Net cash (used in) provided by investing
       activities...............................      (8,325)       11,382
FINANCING ACTIVITIES
  Issuance of short-term debt...................     126,500         1,284
  Repayment of short-term debt..................    (139,744)         (590)
  Repayment of long-term debt...................      (4,138)          --
                                                   ---------       -------
      Net cash (used in) provided by financing
       activities...............................     (17,382)          694
Effect of exchange rate changes on cash.........         (43)           26
                                                   ---------       -------
      Net increase (decrease) in cash...........       7,504          (669)
Cash and cash equivalents at beginning of
 period.........................................       9,606         4,962
                                                   ---------       -------
Cash and cash equivalents at end of period......   $  17,110       $ 4,293
                                                   =========       =======
Supplemental disclosures of cash flow
 information:
  Cash paid during period for
    Income taxes................................   $   2,829       $10,025
    Interest....................................   $   6,726       $ 1,581

                See notes to the condensed financial statements.

                              HOWMET CORPORATION

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

A. BASIS OF PRESENTATION

  For a description of Predecessor Company and Successor Company and the transactions which resulted in the Successor Company, see Note 1 of the notes to the financial statements of Howmet Corporation for the periods ended December 13, 1995 and December 31, 1995, 1994 and 1993.

  The condensed financial statements have been prepared in conformity with the standards of accounting set forth in Accounting Principles Board Opinion No. 28 and any amendments thereto adopted by the Financial Accounting Standards Board. Also, the condensed financial statements have been prepared in accordance with the accounting policies stated in the Howmet Corporation financial statements for the periods ended December 13, 1995 and December 31, 1995, 1994 and 1993 and should be read in conjunction with the notes to the financial statements appearing in such financial statements.

  In the opinion of management, the unaudited condensed financial statements reflect all material adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

B. INVENTORIES

  Inventories at March 31, 1996 are as follows:

   Raw materials and supplies......................................... $ 59,559
   Work in process and finished goods.................................   92,631
                                                                       --------
   FIFO inventory.....................................................  152,190
   LIFO valuation adjustment..........................................   (1,250)
                                                                       --------
                                                                       $150,940
                                                                       ========

  Inventories include approximately $40,000 that are valued using average cost.

  In the 13 weeks ended March 31, 1996, the Company increased the LIFO valuation adjustment and thereby increased cost of sales by $1,179. There was no comparable adjustment in the comparable 1995 period.

C. ACQUISITION

  Effective April 30, 1995, the Company acquired Turbine Components Corporation ("TCC"), a refurbishment operation, in exchange for approximately $9,000 and the assumption of certain liabilities. TCC contributed an immaterial loss in the first thirteen weeks of 1996.

D. CONTINGENCIES

  The Company and its subsidiaries are involved in litigation, administrative proceedings and investigations of various types in several jurisdictions. Additionally, liabilities arising for cleanup costs associated with hazardous types of materials in several waste disposal facilities exist. In particular, the Company has been or may be named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws at nineteen on-site and off-site locations. Estimated environmental costs are not expected to materially impact the financial position or the results of the Successor Company's operations in future periods. However, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. Accordingly, should any losses not indemnified be sustained in excess of provided reserves, they will be charged to income in the future. Under the terms of the SPA, Pechiney International has agreed to indemnify the Successor Company for environmental liabilities existing as of June 30, 1995 that exceed recorded reserves of $6,000.

  At March 31, 1996, the Successor Company guaranteed certain indebtedness aggregating $11,500 of its 50% owned entities.

                                   PART II:

                    INFORMATION NOT REQUIRED IN PROSPECTUS

              ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  The Company is a Delaware corporation, and Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a corporation in its certificate of incorporation to eliminate the liability of a corporation's directors to a corporation or its stockholders, except for liabilities related to breach duty of loyalty, actions not in good faith and certain other liabilities.

  Section 145 of the DGCL provides for indemnification by a Delaware corporation of its directors, officers, employees, and agents in connection with actions, suits, or proceedings brought against them by a third party or in right of the corporation, by reason of the fact that they were directors, officers, employees, or agents, against liabilities and expenses incurred in such action, suit, or proceeding.

  The Articles of Incorporation of Howmet, provide that no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for the breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Articles also provide that the Corporation shall indemnify every person who is or was a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer or employee of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted by applicable law.

  The Company maintains an insurance policy with Federal Insurance Company, a member of the Chubb Group of Insurance Companies, in the name of Blade, the parent of Holdings, which is the parent of the Company. The policy provides insurance coverage for, and indemnification of, the directors and officers of Blade and its subsidiaries (including the Company) for liability which they may incur in their capacities as officers and directors.

              ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

                                 (a) EXHIBITS:

     EXHIBIT
      NUMBER                                    EXHIBIT
     -------                                    -------
      3.1      Articles of Incorporation of Howmet Corporation, with amendments thereto**
      3.2      By-laws of Howmet Corporation**
      4.1      Registration Rights Agreement dated as of December 7, 1995, among the
               Company, BT Securities Corporation, and Lehman Brothers Inc.**
      4.2(a)   Indenture dated as of December 7, 1995 between the Company and Marine
               Midland Bank, as Trustee**
      4.2(b)   Supplemental Indenture dated as of December 13, 1995 between the Company and Marine Midland Bank as Trustee**
      4.3      Credit Agreement dated as of December 13, 1995 among Blade Acquisition
               Corp., Howmet Holdings Acquisition Corp., Howmet Acquisition Corp.,
               Bankers Trust Company, various banks, Citicorp USA, Inc., and The First
               National Bank of Chicago as Managing Agents, Bankers Trust Company as
               Syndication Agent, Citicorp USA, Inc. as Documentation Agent and The First
               National Bank of Chicago, as Administrative Agent, together with certain collateral documents attached thereto as exhibits, including the
               Subsidiary Guaranty, Pledge Agreement and Security Agreement among Blade
               Acquisition Corp., Pechiney Corporation, Howmet Corporation, certain subsidiaries and affiliates of Howmet Corporation and The First National
               Bank of Chicago.** (The Company has requested Confidential Treatment of
               Schedule VI and Schedule X of this Credit Agreement.)
      4.4      Copies of the executed Original Notes, authenticated and delivered by the
               Trustee on December 7, 1995**
      4.5      Form of Exchange Notes (included in Exhibit 4.2)**
     --        Agreement with respect to Canadian borrowings will be made available to the Commission upon request.
      5.1      Opinion of Latham & Watkins**
      8.1      Opinion of Latham & Watkins regarding tax matters**
     10.1      Howmet Corporation Annual Bonus Plan+**
     10.2      Howmet Restructuring Cash Incentive Plan+**
     10.3      Howmet Corporation Special 1995 Executive Deferred Compensation Plan+**
     10.4      Howmet Corporation Excess Benefit Plan+**
     10.5      Transaction Incentive Payments Plan+**
     10.6      Howmet Enhanced Bonus Program for Employees Grade 22 and Above+**
     10.7      1986 Deferred Compensation Plan+**
     10.8      Howmet Corporation 1995 Executive Deferred Compensation Plan+**
     10.9      Employment Agreement dated October 4, 1995, between Howmet Corporation and
               Henri Fine+**
     10.10     Employment Agreement dated October 4, 1995, between Howmet Corporation and
               Jack Lambert+**
     10.11     Employment Agreement dated October 4, 1995, between Howmet Corporation and
               Marklin Lasker+**
     10.12     Employment Agreement dated October 4, 1995, between Howmet Corporation and
               Neil Paton+**
     10.13     Employment Agreement dated October 4, 1995, between Howmet Corporation and
               James Stanley+**
     10.14     Employment Agreement dated October 4, 1995, between Howmet Corporation and
               Paul Wilson+**
     10.15     Employment Agreement dated October 4, 1995, between Howmet Corporation and
               Ronald Wood+**

     10.16     Employment Agreement dated October 4, 1995, between Howmet Corporation and
               Roland Paul+**
     10.17     Employment Agreement dated October 4, 1995, between Howmet Corporation and
               David Squier+**
     10.18     Employment Agreement between Howmet Turbine Components Corporation and B.
               Dennis Albrechtsen+**
     10.19     Letter Agreement regarding payment of life insurance between Howmet
               Corporation and David L. Squier+**
     10.20(a)  Tax Sharing Agreement among Howmet Corporation, Howmet Management
               Services, Inc., Howmet-Tempcraft, Inc., Howmet Thermatech Canada, Inc.,
               Howmet Transport Services, Inc., Howmet Sales, Inc., Howmet Refurbishment,
               Inc., Turbine Components Corporation, Blade Receivables Corporation, a
               Nevada corporation, and Howmet Cercast (USA), Inc., dated as of December
               13, 1995**
     10.20(b)  Tax Sharing Agreement among Blade Acquisition Corp., Pechiney Corporation,
               Howmet Insurance Co. Inc., Howmet Corporation and all of its directly and indirectly owned subsidiaries, dated as of December 13, 1995**
     10.21     Management Agreement between Howmet Corporation and Thiokol Holding
               Company, dated as of December 13, 1995**
     10.22     Management Agreement between Howmet Corporation and TCG Holdings, L.L.C., dated as of December 13, 1995**
     10.23     Assignment and Assumption Agreement between Howmet Holdings Acquisition
               Corp. and Howmet Acquisition Corp., dated as of December 6, 1995 and
               Indemnification Provisions of the Stock Purchase Agreement among Pechiney,
               Pechiney International S.A., Howmet Cercast S.A. and Blade Acquisition
               Corp., dated as of October 12, 1995**
     10.24     Revised Employment Letter dated February 13, 1996, between Howmet
               Corporation and John C. Ritter+**
     12.1      Statement Regarding Computation of Ratio of Earnings to Fixed Charges**
     12.2      Statement Regarding Computation of Pro Forma Ratio of Earnings to Fixed
               Charges**
     16.1      Letter Regarding Change in Certifying Accountant**
     21.1      Subsidiaries of the Registrant**
     23.1      Consent of Latham & Watkins (included in Exhibits 5.1 and 8.1)**
     23.2      Consent of Price Waterhouse LLP (updated)*
     23.3      Consent of Ernst & Young LLP (updated)*
     23.4      Consent of Price Waterhouse*
     23.5      Consent of Price Waterhouse*
     24.1      Power of Attorney (included in signature page)**
     25.1      Form T-1 Statement of Eligibility and Qualification under the Trust
               Indenture Act of 1939 of Marine Midland Bank (trustee)**
     99.1      Form of Letter of Transmittal**
     99.2      Form of Notice of Guaranteed Delivery**

- --------
**Previously filed.
*Filed herewith.
+Executive Compensation Plan or Arrangement

                       (b) FINANCIAL STATEMENT SCHEDULE:

  The following financial statement schedule of the Company is filed as part of this Registration Statement and should be read in conjunction with the Financial Statements of Howmet Corporation:

    Schedule II--Valuation and Qualifying Accounts and Reserves

  Schedules other than that listed above have been omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

                            ITEM 22. UNDERTAKINGS.

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Howmet Corporation

  We have audited the consolidated financial statements of Howmet Corporation as of December 31, 1995, and for the period from January 1, 1995 to December 13, 1995 (Predecessor Company) and for the period from December 14, 1995 to December 31, 1995 (Successor Company), and have issued our report thereon dated May 2, 1996, except for Note 1 as to which the date is June 24, 1996 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule listed in Item 21(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Stamford, Connecticut
May 2, 1996, except for
Note 1 as to which the
date is June 24, 1996

          SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                              HOWMET CORPORATION
                            (DOLLARS IN THOUSANDS)

                             BALANCE AT      CHARGED TO COSTS   CHARGED TO    DEDUCTIONS    BALANCE AT
      DESCRIPTION        BEGINNING OF PERIOD   AND EXPENSES   OTHER ACCOUNTS FROM RESERVES END OF PERIOD
      -----------        ------------------- ---------------- -------------- ------------- -------------

    PERIOD FROM DECEMBER 14, 1995 TO DECEMBER 31, 1995 (SUCCESSOR COMPANY)
Reserves:
  Accounts Receivable...       $ 8,375           $   -- (a)      $   (96)      $    (21)      $ 8,258
                               -------           -------         -------       --------       -------
  Inventories...........       $20,872           $ 4,850         $ 1,792       $ (3,163)      $24,351
                               -------           -------         -------       --------       -------
  Deferred income tax
   valuation allowance..       $ 7,995           $   110         $   --        $    --        $ 8,105
                               -------           -------         -------       --------       -------

    PERIOD FROM JANUARY 1, 1995 TO DECEMBER 13, 1995 (PREDECESSOR COMPANY)
Reserves:
  Accounts Receivable...       $ 6,107           $ 1,288(a)      $ 1,931       $   (951)      $ 8,375
                               -------           -------         -------       --------       -------
  Inventories...........       $13,501           $14,922         $(1,342)      $ (6,209)      $20,872
                               -------           -------         -------       --------       -------
  Deferred income tax
   valuation allowance..       $ 2,957           $ 5,038         $   --        $    --        $ 7,995
                               -------           -------         -------       --------       -------

          FOR THE YEAR ENDED DECEMBER 31, 1994 (PREDECESSOR COMPANY)
Reserves:
  Accounts receivable...       $ 6,737           $   300(a)      $ 1,641       $ (2,571)      $ 6,107
                               -------           -------         -------       --------       -------
  Inventories...........       $16,294           $13,744         $ 1,520       $(18,057)      $13,501
                               -------           -------         -------       --------       -------
  Deferred income tax
   valuation allowance..       $ 1,415           $ 2,241         $   --        $   (699)      $ 2,957
                               -------           -------         -------       --------       -------

          FOR THE YEAR ENDED DECEMBER 31, 1993 (PREDECESSOR COMPANY)
Reserves:
  Accounts receivable...       $ 4,460           $ 3,396(a)      $  (308)      $   (811)      $ 6,737
                               -------           -------         -------       --------       -------
  Inventories...........       $23,322           $17,846         $  (419)      $(24,455)      $16,294
                               -------           -------         -------       --------       -------
  Deferred income tax
   valuation allowance..       $   --            $ 1,415         $   --        $    --        $ 1,415
                               -------           -------         -------       --------       -------

- --------
(a) Includes bad debt expense of $0 for the period from December 14, 1995 to December 31, 1995 (Successor Company), $524 for the period from January 1, 1995 to December 13, 1995 (Predecessor Company) and ($579) and $1,839 for the years ended December 31, 1994 and 1993 (Predecessor Company), respectively.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on July 11, 1996.

                                          Howmet Corporation

                                             /s/ David L. Squier*
                                          By: _________________________________
                                             David L. Squier
                                             President and Chief Executive
                                             Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

                NAME                               TITLE                       DATE
                ----                               -----                       ----
   /s/ William E. Conway, Jr.*       Chairman of the Board of Directors   July 11, 1996
____________________________________
       William E. Conway, Jr.

      /s/ James R. Wilson*           Director                             July 11, 1996
____________________________________
          James R. Wilson

      /s/ David L. Squier*           President and Chief Executive        July 11, 1996
____________________________________   Officer, Director
          David L. Squier              (Principal Executive Officer)

       /s/ John C. Ritter            Vice President Finance               July 11, 1996
____________________________________   (Principal Financial
           John C. Ritter              and Accounting Officer)

     /s/ Ronald L. Wood
*By____________________________
       Ronald L. Wood, as
        attorney-in-fact                                           July 11,
                                                                   1996

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                                    PAGE
 -------                                                                   ----
  3.1    Articles of Incorporation of Howmet Corporation, with
         amendments thereto**
  3.2    By-laws of Howmet Corporation**
  4.1    Registration Rights Agreement dated as of December 7, 1995, among the Company, BT Securities Corporation, and Lehman
         Brothers Inc.**
  4.2(a) Indenture dated as of December 7, 1995 between the Company and
         Marine Midland Bank, as Trustee**
  4.2(b) Supplemental Indenture dated as of December 13, 1995 between the Company and Marine Midland Bank as Trustee**
  4.3    Credit Agreement dated as of December 13, 1995 among Blade
         Acquisition Corp., Howmet Holdings Acquisition Corp., Howmet
         Acquisition Corp., Bankers Trust Company, various banks,
         Citicorp USA, Inc., and The First National Bank of Chicago as
         Managing Agents, Bankers Trust Company as Syndication Agent,
         Citicorp USA, Inc. as Documentation Agent and The First
         National Bank of Chicago, as Administrative Agent, together with certain collateral documents attached thereto as exhibits, including the Subsidiary Guaranty, Pledge Agreement and
         Security Agreement among Blade Acquisition Corp., Pechiney
         Corporation, Howmet Corporation, certain subsidiaries and
         affiliates of Howmet Corporation and The First National Bank of
         Chicago.** (The Company has requested Confidential Treatment of
         Schedule VI and Schedule X of this Credit Agreement.)
  4.4    Copies of the executed Original Notes, authenticated and
         delivered by the Trustee on December 7, 1995**
  4.5    Form of Exchange Notes (included in Exhibit 4.2)**
 --      Agreement with respect to Canadian borrowings will be made available to the Commission upon request.
  5.1    Opinion of Latham & Watkins**
  8.1    Opinion of Latham & Watkins regarding tax matters**
 10.1    Howmet Corporation Annual Bonus Plan+**
 10.2    Howmet Restructuring Cash Incentive Plan+**
 10.3    Howmet Corporation Special 1995 Executive Deferred Compensation
         Plan+**
 10.4    Howmet Corporation Excess Benefit Plan+**
 10.5    Transaction Incentive Payments Plan+**
 10.6    Howmet Enhanced Bonus Program for Employees Grade 22 and
         Above+**
 10.7    1986 Deferred Compensation Plan+**
 10.8    Howmet Corporation 1995 Executive Deferred Compensation Plan+**
 10.9    Employment Agreement dated October 4, 1995, between Howmet
         Corporation and Henri Fine+**
 10.10   Employment Agreement dated October 4, 1995, between Howmet
         Corporation and Jack Lambert+**
 10.11   Employment Agreement dated October 4, 1995, between Howmet
         Corporation and Marklin Lasker+**
 10.12   Employment Agreement dated October 4, 1995, between Howmet
         Corporation and Neil Paton+**
 10.13   Employment Agreement dated October 4, 1995, between Howmet
         Corporation and James Stanley+**
 10.14   Employment Agreement dated October 4, 1995, between Howmet
         Corporation and Paul Wilson+**
 10.15   Employment Agreement dated October 4, 1995, between Howmet
         Corporation and Ronald Wood+**

 EXHIBIT
  NUMBER                                                                   PAGE
 --------                                                                  ----
 10.16    Employment Agreement dated October 4, 1995, between Howmet
          Corporation and Roland Paul+**
 10.17    Employment Agreement dated October 4, 1995, between Howmet
          Corporation and David Squier+**
 10.18    Employment Agreement between Howmet Turbine Components
          Corporation and B. Dennis Albrechtsen+**
 10.19    Letter Agreement regarding payment of life insurance between
          Howmet Corporation and David L. Squier+**
 10.20(a) Tax Sharing Agreement among Howmet Corporation, Howmet
          Management Services, Inc., Howmet-Tempcraft, Inc., Howmet
          Thermatech Canada, Inc., Howmet Transport Services, Inc.,
          Howmet Sales, Inc., Howmet Refurbishment, Inc., Turbine
          Components Corporation, Blade Receivables Corporation, a
          Nevada corporation, and Howmet Cercast (USA), Inc., dated as of December 13, 1995**
 10.20(b) Tax Sharing Agreement among Blade Acquisition Corp., Pechiney
          Corporation, Howmet Insurance Co. Inc., Howmet Corporation and
          all of its directly and indirectly owned subsidiaries, dated as of December 13, 1995**
 10.21    Management Agreement between Howmet Corporation and Thiokol
          Holding Company, dated as of December 13, 1995**
 10.22    Management Agreement between Howmet Corporation and TCG
          Holdings, L.L.C., dated as of December 13, 1995**
 10.23    Assignment and Assumption Agreement between Howmet Holdings
          Acquisition Corp. and Howmet Acquisition Corp., dated as of
          December 6, 1995 and Indemnification Provisions of the Stock
          Purchase Agreement among Pechiney, Pechiney International
          S.A., Howmet Cercast S.A. and Blade Acquisition Corp., dated as of October 12, 1995**
 10.24    Revised Employment Letter dated February 13, 1996, between
          Howmet Corporation and John C. Ritter+**
 12.1     Statement Regarding Computation of Ratio of Earnings to Fixed
          Charges**
 12.2     Statement Regarding Computation of Pro Forma Ratio of Earnings
          to Fixed Charges**
 16.1     Letter Regarding Change in Certifying Accountant**
 21.1     Subsidiaries of the Registrant**
 23.1     Consent of Latham & Watkins (included in Exhibits 5.1 and
          8.1)**
 23.2     Consent of Price Waterhouse LLP (updated)*
 23.3     Consent of Ernst & Young LLP (updated)*
 23.4     Consent of Price Waterhouse*
 23.5     Consent of Price Waterhouse*
 24.1     Power of Attorney (included in signature page)**
 25.1     Form T-1 Statement of Eligibility and Qualification under the
          Trust Indenture Act of 1939 of Marine Midland Bank (trustee)**
 99.1     Form of Letter of Transmittal**
 99.2     Form of Notice of Guaranteed Delivery**

- --------
**Previously filed.
*Filed herewith
+Executive Compensation Plan or Arrangement